Filed Pursuant to Rule 424(b)(3)
File No. 333-176516
PROSPECTUS

Offer To Exchange Up to
$275,000,000 principal amount
of
outstanding 7.875% Senior Notes due 2019
for
newly-issued 7.875% Senior Notes due 2019
which have been registered under the Securities Act of 1933

The Exchange Offer
•
The notes offered by this prospectus, or “exchange notes,” have been registered under the Securities Act of 1933, as amended, and are being offered in exchange for the outstanding, unregistered notes, or “original notes,” that were originally issued on March 29, 2011.

•	We will exchange all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer for an equal principal amount of exchange notes.
•	To tender, you must submit a signed letter of transmittal and your original notes to U.S. Bank National Association, our exchange agent. Special procedures apply in some cases.
•	The exchange offer will expire at 5:00 p.m., New York City time, on October 13, 2011, unless extended by us.
•	You may withdraw tendered outstanding original notes at any time prior to the expiration of the exchange offer.
•	The exchange of outstanding original notes for exchange notes pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes.
•	We will not receive any proceeds from the exchange offer. We have agreed to pay the expenses associated with this exchange offer.

The Exchange Notes
•
The terms of the exchange notes will be substantially identical to the terms of the original notes, except that the exchange notes are registered under the Securities Act, and the transfer restrictions, registration rights and additional interest terms applicable to the original notes will not apply to the exchange notes.

•	The exchange notes will mature on April 1, 2019. We will pay interest on the exchange notes semi-annually in cash in arrears on April 1 and October 1 of each year.
•	The exchange notes will be guaranteed on a senior unsecured basis by each of our existing and future restricted subsidiaries, other than certain future excluded subsidiaries, if any.
•	We do not intend to list the exchange notes on any securities exchange.

INVESTING IN THE EXCHANGE NOTES INVOLVES A HIGH DEGREE OF RISK.  SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 10, AND THE SECTIONS ENTITLED “RISK FACTORS” IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K AND OUR RECENT QUARTERLY REPORTS ON FORM 10-Q, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND WHICH ARE INCORPORATED HEREIN BY REFERENCE.

NEITHER THE SECURITIES AND EXCHANGE COMMITTION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 9, 2011.

i

SUMMARY

This summary contains basic information about us and the exchange offer. Because it is a summary, it does not contain all of the information that you should consider before participating in the exchange offer. You should carefully read this entire prospectus, including the section entitled “Risk Factors,” and the documents we have incorporated by reference herein, including our consolidated financial statements and accompanying notes, before making an investment decision..

Unless otherwise indicated or required by the context, references in this prospectus to “we,” “us,” “our,” “James River” and “JRCC” mean James River Coal Company and its consolidated subsidiaries as of the date of such reference.

James River Coal Company

We mine, process and sell thermal and metallurgical coal through eight active mining complexes located throughout eastern Kentucky, southern West Virginia and southern Indiana. The majority of our metallurgical coal was obtained in the April 18, 2011 acquisition (the “IRP Acquisition”) of International Resource Partners LP and its subsidiary companies (which we refer to collectively as IRP).  We have two reportable business segments based on the coal basins in which we operate (Central Appalachia (which we refer to as CAPP) and the Midwest (which we refer to as the Midwest)).  IRP is included in our CAPP segment.  We derived 59% of our total revenues for the six months ended June 30, 2011 from coal sales to electric utility customers and the remaining 41% from coal sales (including metallurgical coal) to industrial and other customers.  For the six months ended June 30, 2011, our mines produced 4.8 million tons of coal (including 0.3 million tons of contract coal) and we purchased another 0.6 million tons for resale.  Of the 4.8 million tons produced from Company mines, approximately 62% came from underground mines, while the remaining 38% came from surface mines. For the six months ended June 30, 2011, we generated total revenues of $516.6 million and a net loss of $6.8 million.

In 2010, we produced approximately 8.8 million tons of coal (including 0.1 million tons of coal produced in our mines that are operated by contract mine operators) and we purchased another 0.1 million tons for resale. Of the 8.8 million tons we produced from company-operated mines, approximately 65% came from underground mines, while the remaining 35% came from surface mines. In 2010, we generated revenues of $701.1 million and net income of $78.2 million. Approximately 88% of our 2010 revenues were generated from coal sales to electric utility companies and the remainder came from coal sales to industrial and other companies.  As of December 31, 2010, we believe we controlled approximately 271.3 million tons of proven and probably coal reserves.

In 2010, IRP produced approximately 1.9 million tons of coal, including 1.2 million tons of metallurgical coal and 0.7 million tons of steam coal. Total 2010 shipments, including coal purchased for blending purposes, were 3.7 million tons. These tons included 2.6 million tons of metallurgical coal and 1.1 million tons of steam coal. IRP generated revenues of $490.3 million and income before taxes at the partnership level of $51.3 million in 2010.  IRP’s coal reserves and resources are located in West Virginia and Kentucky. As of December 31, 2010, IRP controlled approximately 136 million tons of coal reserves and resources, consisting of approximately 61 million tons of metallurgical coal and an estimated 75 million tons of steam coal. The coal reserves and resources acquired from IRP include 85.5 million of proven and probable reserves. IRP leases a substantial portion of its coal reserves and resources from various third-party landowners.

We were incorporated in the Commonwealth of Virginia in June 1991.  The address of our principal executive office is 900 E. Byrd Street, Suite 1600, Richmond, Virginia 23219, and our telephone number at that address is (804) 780-3000.  Our website address is www.jamesrivercoal.com.  We do not incorporate the information on our website into this registration statement and prospectus, and you should not consider information on our website as part of this registration statement and prospectus.

A more detailed discussion of our business is included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which discussion is incorporated herein by reference.

The Exchange Offer

In March 2011, JRCC formed James River Escrow Inc., or “JR Escrow,” a Delaware corporation and wholly-owned subsidiary of JRCC, solely for the purpose of issuing the 7.875% Senior Notes due 2019, which we refer to as the “original notes.”  On March 29, 2011, JR Escrow completed the offering of $275,000,000 aggregate principal amount of original notes, and the gross proceeds of the offering, together with certain additional amounts, were deposited into a segregated escrow account.  On April 18, 2011, upon the satisfaction of the escrow conditions, JRCC assumed JR Escrow’s obligations and agreements under the original notes, the indenture governing the original notes and the related registration rights agreement, and the proceeds of the original notes were disbursed from the escrow account and used, together with the proceeds of the concurrent offerings of 3.125% convertible senior notes due 2018 (the “2018 convertible senior notes”) and common stock (together with the offering of the original notes, the “Concurrent Offerings”), to fund the IRP Acquisition, to redeem $150.0 million of senior notes due June 1, 2012 (the “2012 senior notes”), and for general corporate purposes.

The Exchange Offer
We are offering to exchange up to $275,000,000 in principal amount of our 7.875% Senior Notes due 2019, which have been registered under the Securities Act and which we refer to as the “exchange notes,” for up to $275,000,000 in principal amount of our outstanding, unregistered original notes.  Original notes must be tendered for exchange in $1,000 multiples.  Unless we specify otherwise or the context indicates otherwise, we refer to the exchange notes and the original notes together as the “notes.”

Resale of Exchange Notes
Based on interpretations by the staff of the Securities and Exchange Commission, or “SEC,” in no-action letters issued to third parties with respect to other transactions, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

	●	you are acquiring the exchange notes in the ordinary course of your business;

	●	you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes to be received in the exchange offer;

	●	you are not our affiliate within the meaning of Rule 405 under the Securities Act, which defines “affiliate” as a person that, directly or indirectly, controls or is controlled by, or is under common control with, a specified person; and

	●	if you are not a broker-dealer, you are not engaged in and you do not intend to engage ina distribution of the exchange notes.

If you do not satisfy the foregoing conditions, in the absence of an exemption, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes. If you fail to comply with these requirements, you may incur liabilities under the Securities Act, and we will not indemnify you for such liabilities.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale or other transfer of the exchange notes issued in the exchange offer.  We have agreed in a registration rights agreement that, for a period of 90 days or such longer period if extended pursuant to the registration rights agreement, we will make this prospectus, as amended or supplemented, available for use in connection with any such resale.  For additional information, see “Plan of Distribution.”

Expiration Date; Withdrawal of Tender
The exchange offer will expire at 5:00 p.m., New York City time, on October 13, 2011, unless we extend the offer.  Until the offer expires, you may withdraw any original notes that you previously tendered.  If we do not accept your original notes for exchange for any reason, we will return them to you at our cost, promptly after the exchange offer.

Conditions to the Exchange Offer
The exchange offer is subject to customary conditions, which we may waive in our sole discretion, subject to applicable law.  For additional information, see “The Exchange Offer—Conditions to the Exchange Offer.”  The exchange offer is not conditioned upon the exchange of any minimum principal amount of original notes.

Procedures for Tendering Original Notes	If you hold original notes and wish to accept the exchange offer, you must: complete, sign and date the letter of transmittal that is included with this prospectus, and
	●	complete, sign and date the letter of transmittal that is included with this prospectus, and

●
mail or deliver the letter of transmittal, together with the original notes and any other required documents, to U.S. Bank National Association, our exchange agent, at the address set forth in the letter of transmittal.

If you are a broker, dealer, commercial bank, trust company or other nominee and you hold original notes through The Depository Trust Company, or “DTC,” and wish to accept the exchange offer, you must do so pursuant to DTC’s procedures.  For additional information, see “The Exchange Offer—Procedures for Tendering.”

By executing the letter of transmittal, you will represent to us that, among other things:

	●	you will acquire the exchange notes in the ordinary course of your business,

	●	you are not engaging in or intending to engage in a distribution of the exchange notes,

	●	you have no arrangement with any person to participate in the distribution of the exchange notes, and

	●	you are not our “affiliate”, as defined in Rule 405 of the Securities Act.

Special Procedures for Beneficial Owners
If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your original notes in the exchange offer, please contact the person or entity in whose name your original notes are registered and instruct that person or entity to tender those notes on your behalf.  If you wish to tender original notes in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your original notes, either re-register the original notes in your name or obtain a properly completed bond power from the registered holder.  You may not be able to re-register your original notes in time to participate in the exchange offer.

Guaranteed Delivery Procedures
If you wish to tender your original notes, but they are not immediately available or you cannot deliver your original notes, the letter of transmittal, or any other required documents to the exchange agent (or comply with the procedures for book-entry transfer) prior to the expiration date, you must tender your original notes using the guaranteed delivery procedures described in “The Exchange Offer—Guaranteed Delivery Procedures.”

Registration Requirements

We will use our commercially reasonable best efforts to complete the registered exchange offer to allow you an opportunity to exchange your original notes for the exchange notes.  In the event that applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer or in certain other circumstances, we have agreed to file a shelf registration statement covering resales of the original notes.  In such event, we will use our commercially reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act and, subject to certain exceptions, to keep the shelf registration statement effective until the first anniversary of its original effective date, unless all the notes are sold under the shelf registration statement in a shorter timeframe.

U.S. Federal Income Tax Considerations	We discuss certain U.S. federal income tax considerations relating to the exchange notes in “U.S. Federal Income Tax Considerations.”

Use of Proceeds
We will not receive any proceeds from the exchange of notes in this exchange offer.  The proceeds we received from the sale of the original notes were applied as described in connection with that offering.  See “Use of Proceeds.”

Exchange Agent
U.S. Bank National Association is serving as the exchange agent in connection with the exchange offering.  Its address, telephone number and facsimile transmission number are listed in “The Exchange Offer—Exchange Agent.”

The Exchange Notes

The terms of the exchange notes and the original notes are identical in all material respects, except that the exchange notes are registered under the Securities Act and the transfer restrictions, registration rights and related additional interest terms applicable to the original notes will not apply to the exchange notes.  The exchange notes will evidence the same indebtedness as the original notes which they will replace and will be governed by the same indenture as the original notes.  The following is a brief summary of some of the terms of the exchange notes.  For a more complete description of the exchange notes, see “Description of Exchange Notes” on page 45.

Issuer	James River Coal Company

Exchange Notes Offered	$275.0 million aggregate principal amount of 7.875% Senior Notes due 2019.

Maturity Date	April 1, 2019.

Interest Rate	Interest on the exchange notes will be payable in cash and will accrue at a rate of 7.875% per annum.

Interest Payment Dates	April 1 and October 1 of each year, beginning on October 1, 2011.

Guarantees
The exchange notes will be guaranteed on a senior unsecured basis by each of our existing and future domestic restricted subsidiaries. All of our existing subsidiaries will be guarantors of the exchange notes.

Ranking
The exchange notes will be the general senior unsecured obligations of JRCC and will rank equally in right of payment with all of JRCC’s existing and future senior unsecured indebtedness, including our existing 4.5% convertible senior notes due 2015 (the “2015 convertible senior notes”), and the 2018 convertible senior notes (together with the 2015 convertible senior notes, the “existing convertible senior notes”). The exchange notes will rank senior in right of payment to all of JRCC’s future subordinated indebtedness. The exchange notes will be effectively subordinated in right of payment to all of JRCC’s existing and future secured obligations, including obligations under our revolving credit facility, to the extent of the value of the collateral securing such obligations. The exchange notes will be structurally subordinated to all existing and future indebtedness and liabilities, including trade payables, of our subsidiaries that are not subsidiary guarantors.

The guarantee of the exchange notes by each subsidiary guarantor will be the general senior unsecured obligation of that subsidiary guarantor and will rank equally in right of payment with all of such subsidiary guarantor’s existing and future senior indebtedness. The guarantee of each subsidiary guarantor will rank senior in right of payment to all of such subsidiary guarantor’s future subordinated indebtedness, and will be effectively subordinated in right of payment to all of such subsidiary guarantor’s existing and future secured obligations, including its guarantees of our revolving credit facility, to the extent of the value of the collateral securing such obligations.

As of June 30, 2011, JRCC and the subsidiary guarantors had no secured indebtedness outstanding, and had approximately $575.2 million of total long term debt outstanding (net of a $102.3 million discount and excluding intercompany indebtedness), including $275.0 million in aggregate principal amount of senior notes and $300.2 million in aggregate principal amount of existing convertible senior notes. Approximately $63.6 million of letters of credit were outstanding under our revolving credit facility as of June 30, 2011.

Optional Redemption
We may redeem some or all of the exchange notes, at any time on or after April 1, 2015, at the redemption prices described in this prospectus, together with accrued and unpaid interest, if any, to, but excluding, the redemption date.

Before April 1, 2014, we may redeem up to 35% of the aggregate principal amount of the exchange notes at a redemption price (expressed as a percentage of principal amount) equal to 107.875% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, with the net cash proceeds of one or more equity offerings, provided that at least 65% of the principal amount of the exchange notes must remain outstanding immediately after giving effect to such redemption. For additional information about the optional redemption provisions of the exchange notes, see “Description of Exchange Notes—Optional Redemption.”

Mandatory Offers to Purchase
If we experience certain kinds of changes of control, we must offer to repurchase the exchange notes at 101% of their principal amount, plus accrued and unpaid interest. See “Description of Exchange Notes—Repurchase of Exchange Notes Upon a Change of Control” for additional information.
If we sell certain of our assets and do not apply the net proceeds to repay other unsubordinated indebtedness or to reinvest in our business, we must offer to purchase the exchange notes (and any other indebtedness that is pari passu with the exchange notes, if required by the terms of such indebtedness) at 100% of their principal amount, plus accrued and unpaid interest. For additional information about the mandatory offers to purchase provisions of the exchange notes, see “Description of Exchange Notes—Covenants—Limitation on Asset Sales.”

Certain Covenants	The indenture that will govern the exchange notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

	●	incur additional debt and issue preferred stock;

	●	pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

	●	place limitations on distributions from our subsidiaries;

	●	issue or sell capital stock of our subsidiaries;

	●	issue guarantees;

	●	sell or exchange assets;

	●	enter into transactions with shareholders and affiliates;

	●	create liens;

	●	engage in sale and leaseback transactions;

	●	engage in unrelated businesses; and

	●	effect mergers.

All of the covenants are subject to a number of important qualifications and exceptions that are described under “Description of Exchange Notes.”

Risk Factors
See “Risk Factors” and the other information contained or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the exchange notes.

FORWARD-LOOKING STATEMENTS

In this prospectus, and from time to time in reports and statements, we make certain comments or disclosures which may be forward-looking in nature. These statements are known as “forward-looking statements,” as that term is used in Section 27A of the Securities Act, and Section 21E of the Exchange Act.  Examples include statements related to our future outlook, anticipated capital expenditures, future cash flows and borrowings, and sources of funding. These forward-looking statements could also involve, among other things, statements regarding our intent, belief, or expectation with respect to: our cash flows, results of operation or financial condition; the consummation of acquisitions, disposition or financing transactions and the effect thereof on our business; governmental policies and regulatory actions; legal and administrative proceedings, settlements, investigations and claims; weather conditions or catastrophic weather-related damage; our production capabilities; availability of transportation; market demand for coal, electricity and steel; competition; our relationships with, and other conditions affecting, our customers; employee workforce factors; our assumptions concerning economically recoverable coal reserve estimates; future economic or capital market conditions; and our plans and objectives for future operations and expansion or consolidation.

Any forward-looking statements are subject to the risks and uncertainties that could cause actual cash flows, results of operations, financial condition, cost reductions, acquisitions, dispositions, financing transactions, operations, expansion, consolidation and other events to differ materially from those expressed or implied in such forward-looking statements. Any forward-looking statements are also subject to a number of assumptions regarding, among other things, future economic, competitive and market conditions generally. These assumptions would be based on facts and conditions as they exist at the time such statements are made as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of events beyond our control.

We wish to caution readers that forward-looking statements, including disclosures which use words such as “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, and similar statements, are subject to certain risks and uncertainties which could cause actual results to differ materially from expectations. These risks and uncertainties include, but are not limited to, the following:

•	a change in the demand for coal by electric utility customers;

•	the loss of one or more of our largest customers;

•	inability to secure new coal supply agreements or to extend existing coal supply agreements at market prices;

•	our dependency on one railroad for transportation of a large percentage of our products;

•	failure to exploit additional coal reserves;

•	the risk that reserve estimates are inadequate;

•	failure to diversify our operations;

•	increased capital expenditures;

•	encountering difficult mining conditions;

•	increased costs of complying with mine health and safety regulations;

•	bottlenecks or other difficulties in transporting coal to our customers;

•	delays in the development of new mining projects;

•	increased costs of raw materials;

•	the effects of litigation, regulation and competition;

•	lack of availability of financing sources;

•	our compliance with debt covenants;

•	the risk that we are unable to successfully integrate acquired assets into our business;

•	our cash flows, results of operation or financial condition;

•	the consummation of acquisition, disposition or financing transactions and the effect thereof on our business;

•	governmental policies and regulatory actions;

•	legal and administrative proceedings, settlements, investigations and claims;

•	weather conditions or catastrophic weather-related damage;

•	our production capabilities;

•	availability of transportation;

•	market demand for coal, electricity and steel;

•	competition;

•	our relationships with, and other conditions affecting, our customers;

•	employee workforce factors;

•	our assumptions concerning economically recoverable coal reserve estimates;

•	future economic or capital market conditions;

•	our plans and objectives for future operations and expansion or consolidation;

•
our ability to integrate successfully operations that we have or may acquire or develop in the future, including those of IRP, or the risk that any such integration could be more difficult, time-consuming or costly than expected;

•	the consummation of financing transactions, acquisitions or dispositions and the related effects on our business;

•	uncertainty of our expected financial performance following completion of the IRP Acquisition;

•	disruption from the IRP Acquisition making it more difficult to maintain relationships with customers, employees or suppliers; and

•	the other risk factors set forth in this prospectus under the heading “Risk Factors.”

Those are representative of factors that could affect the outcome of the forward-looking statements. These and the other factors discussed elsewhere in this prospectus are not necessarily all of the important factors that could cause our results to differ materially from those expressed in our forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them.

MARKET AND OTHER DATA

The industry and market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data is also based on our good faith estimates. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

RISK FACTORS

Investing in the exchange notes involves a high degree of risk. In addition to the other information included and incorporated by reference in this prospectus, you should carefully consider the risks described below before participating in the exchange offer. If any of the following risks actually occurs, our business, results of operations and financial condition will likely suffer. As a result, the trading price of the exchange notes may decline, and you might lose part or all of your investment.

Risks Relating to the Exchange Notes and the Exchange Offer

Our leverage could adversely harm our financial condition and results of operations.

As of June 30, 2011, our total long term debt was approximately $575.2 million (net of discounts on our outstanding convertible notes of $102.3 million).  Our level of indebtedness could have important consequences to you, because:

•	it could effect our ability to satisfy our outstanding obligations, including those relating to the exchange notes;

•
a substantial portion of our cash flows from operations will have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•	it may impair our ability to obtain additional financing in the future;

•	it may limit our ability to refinance all or a portion of our indebtedness on or before maturity;

•	it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service our debt. If we fail to make a payment on the exchange notes, we could be in default on the exchange notes, and this default could cause us to be in default on our other outstanding indebtedness. Conversely, a default on our other outstanding indebtedness may cause a default under the exchange notes. In addition, we may incur additional indebtedness in the future, and, as a result, the related risks that we now face, including those described above, could intensify.

The exchange notes and the subsidiary guarantees are unsecured and are effectively subordinated to all of our existing and future secured indebtedness (to the extent of the assets securing such indebtedness), including our revolving credit facility.

The exchange notes and the subsidiary guarantees are unsecured and are effectively subordinated to all of our existing and future secured indebtedness (to the extent of the assets securing such indebtedness), including our revolving credit facility. Loans under our revolving credit facility are secured by a security interest in substantially all of our and our subsidiaries’ assets. Under the indenture governing the exchange notes, we are permitted to allow liens securing certain additional indebtedness. If we become insolvent or are liquidated, or if payment under our revolving credit facility or in respect of any other future secured indebtedness is accelerated, the lenders under such credit facility or holders of other future secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to such credit facility or such other secured debt). If we are unable to pay our obligations to our secured lenders, they could proceed against any or all of the collateral securing our indebtedness to them. In addition, a breach of the restrictions or covenants contained in the credit agreement governing our revolving credit facility or acceleration by our secured lenders of our obligations to them would cause a default under the exchange notes. We may not have, or be able to obtain, sufficient funds to repay the exchange notes in full upon acceleration after we pay our secured lenders to the extent of their collateral. As of June 30, 2011, we had no secured indebtedness outstanding and we had approximately $575.2 million of total long term debt outstanding, net of a $102.3 million discount and excluding intercompany indebtedness. Our $100.0 million revolving credit facility is secured, and there were $63.6 million letters of credit outstanding thereunder as of June 30, 2011. As of June 30, 2011, our subsidiaries did not have any outstanding indebtedness, excluding intercompany indebtedness. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, we may not have sufficient assets to pay amounts due on any or all of the exchange notes then outstanding. See “Description of Exchange Notes—Ranking.”

Claims of creditors of non-guarantor subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over holders of the exchange notes.

All of our subsidiaries guarantee the exchange notes. However, we may designate (subject to certain exceptions) any of our subsidiaries as “unrestricted” under the indenture, and such unrestricted subsidiaries will not guarantee the exchange notes. Claims of creditors of any subsidiaries that do not guarantee the exchange notes, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by such subsidiaries, will generally have priority with respect to the assets and earnings of such subsidiaries over our claims or those of our creditors, including holders of the exchange notes, even if the obligations of those subsidiaries do not constitute senior indebtedness.

Because each subsidiary guarantor’s liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

The exchange notes will be guaranteed by subsidiary guarantors. However, the guarantees by the subsidiary guarantors are limited to the maximum amount that the subsidiary guarantors are permitted to guarantee under applicable law. As a result, a subsidiary guarantor’s liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such subsidiary guarantor. In addition, holders of the exchange notes will lose the benefit of a particular guarantee if it is released by the trustee or the holders, as applicable, under certain circumstances described under “Description of Exchange Notes—Guarantees.” Holders of the exchange notes will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the exchange notes, and the exchange notes will be structurally subordinated to all existing and future liabilities, including trade payables, of any such subsidiary guarantor.

We may not have available cash or the ability to raise additional funds to pay interest on the exchange notes or to purchase the exchange notes upon a change of control.

The exchange notes bear interest semi-annually at a rate of 7.875% per year. In addition, we may in certain circumstances be obligated to pay additional interest. If a change of control occurs, holders of the exchange notes may require us to repurchase all or a portion of their exchange notes at a price equal to 101% of the principal amount of the exchange notes, together with any accrued and unpaid interest, if any, to the date of repurchase. We may not have sufficient funds to pay the interest or repurchase price when due.

Our ability to make such payments and payments associated with our other indebtedness and to fund planned capital expenditures will depend on our ability to generate or access cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs.

If we fail to pay interest on the exchange notes or repurchase the exchange notes when required, we will be in default under the indenture governing the exchange notes. See “Description of Exchange Notes—Repurchase of Exchange Notes Upon a Change of Control” and “Description of Exchange Notes—Events of Default.”

We rely on dividends, loans and other payments and distributions from our mining subsidiaries to meet our debt service and other obligations.

Our principal assets are the direct and indirect equity interests we hold in our subsidiaries. As a result, we will rely on dividends, loans and other payments or distributions from our mining subsidiaries to meet our debt service and other obligations. The ability of our subsidiaries to pay dividends or make loans or other payments or distributions to us will depend substantially on their respective operating results and will be subject to restrictions under, among other things, our revolving credit facility, the indenture governing the exchange notes, other existing and future agreements or financing arrangements and the laws of our subsidiaries’ jurisdictions of organization (which may limit the amount of funds available for the payment of dividends).

The indenture for the exchange notes contains various covenants that limit our discretion in the operation of our business.

The indenture governing the exchange notes offered hereby contains various provisions that limit our discretion in the operation of our business by restricting our ability to:

•	incur additional debt and issue preferred stock;

•	pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

•	place limitations on distributions from certain restricted subsidiaries;

•	issue or sell capital stock to certain restricted subsidiaries;

•	issue guarantees;

•	sell or exchange assets;

•	enter into transactions with shareholders and affiliates;

•	create liens;

•	engage in unrelated businesses; and

•	effect mergers.

Any of these restrictions on our ability to operate our business in our discretion could harm our business seriously by, among other things, limiting our ability to adapt to changing industry conditions and to take advantage of financing, merger and acquisition and other corporate opportunities.

We have made only limited covenants in the indenture for the exchange notes, and these limited covenants may not protect your investment.

The indenture for the exchange notes contains only limited covenants. Among others, the indenture for the exchange notes does not require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the exchange notes in the event that we experience significant adverse changes in our financial condition or results of operations.

In addition, we could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the exchange notes but may not constitute a “change of control” that permits holders to require us to repurchase their exchange notes.

The occurrence of any change of control will also constitute an event of default under our revolving credit facility.

The occurrence of any change of control as described under “Description of Exchange Notes—Repurchase of Exchange Notes Upon a Change of Control” pursuant to the terms of the exchange notes will also constitute an event of default under our revolving credit facility. Such event of default would allow the administrative agent and the collateral agent (at the direction of the administrative agent) under our revolving credit facility to, among other remedies, foreclose on the collateral securing the revolving credit facility, terminate the lender commitments and accelerate the maturity of the outstanding loans and other obligations thereunder, which would trigger an event of default with respect to the exchange notes.

Federal and state fraudulent conveyance laws may permit a court to void the exchange notes and the subsidiary guarantees, and, if that occurs, you may not receive any payments on the exchange notes or the subsidiary guarantees.

The issuance of the exchange notes and the subsidiary guarantees may be subject to review under federal and state fraudulent conveyance statutes. Although the relevant laws may vary from state to state, the payment of consideration generally will be a fraudulent conveyance under such laws if:

•	it was paid with the intent of hindering, delaying or defrauding creditors; or

•
we or any subsidiary guarantor received less than reasonably equivalent value or fair consideration in return for issuing either the exchange notes or a subsidiary guarantee, as applicable, and either:

•	we or the subsidiary guarantor was insolvent or rendered insolvent by reason of the incurrence of the debt;

•	payment of the consideration left us or the subsidiary guarantor with an unreasonably small amount of capital to carry on our or its business; or

•	we or the subsidiary guarantor intended to, or believed that we or it would, incur debts beyond our or its ability to pay the debt.

If a court were to find that the issuance of the exchange notes or a subsidiary guarantee was a fraudulent conveyance, the court could void the payment obligations under the exchange notes or such subsidiary guarantee or subordinate the exchange notes or such subsidiary guarantee in right of payment to existing and future debt, or require the holders of the exchange notes to repay any amounts received with respect to the exchange notes or such subsidiary guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the exchange notes, may not have a claim against the subsidiary guarantor and may only be a general unsecured creditor of us or our subsidiary.

The measure of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a company would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•
if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and matured; or

•	it could not pay its debts as they became due.

We believe that after giving effect to the exchange offer we will not be insolvent, will not have unreasonably small capital for our business and will not have incurred debts beyond our ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard or, regardless of the standard that a court uses, that the issuance of the exchange notes and the guarantees would not be subordinated to our or any of the subsidiary guarantors’ other debt.

The subsidiary guarantees also could be subject to the claim that, because they were incurred for our benefit (and only indirectly for the benefit of the subsidiary guarantors), the obligations of the subsidiary guarantors were incurred for less than reasonably equivalent value or fair consideration. A court could then void a subsidiary guarantor’s obligation under its subsidiary guarantee, subordinate the subsidiary guarantee in right of payment to other debt of the subsidiary guarantor or take other action detrimental to your interests as a holder of exchange notes. If the subsidiary guarantees are unenforceable, your interests would be effectively subordinated in right of payment to all of our subsidiaries’ debt and other liabilities, including liabilities to trade creditors.

If an active and liquid trading market for the exchange notes does not develop, the market price of the exchange notes may decline and you may be unable to sell your exchange notes.

The exchange notes are a new issue of securities for which there is currently no public market. We do not intend to list the exchange notes on any securities exchange or to arrange for their quotation on any interdealer quotation system. An active trading market may not develop for the exchange notes. We have been informed by the initial purchasers of the original notes that they intend to make a market in the exchange notes after this offering is completed. However, the initial purchasers may cease their market-making at any time. Even if a trading market for the exchange notes does develop, the market may not be liquid. If an active trading market does not develop, you may be unable to resell your exchange notes or may only be able to sell them at a substantial discount. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of these securities. We cannot assure you that any market for the exchange notes will be free from similar disruptions. Any such disruptions could have an adverse effect on you, as a holder of the exchange notes, regardless of our operating results, financial performance or prospects.

An adverse rating of the exchange notes may cause their trading price to fall.

We intend to rate the exchange notes, and a rating agency may assign a rating to the exchange notes that is lower than the ratings assigned to our other debt. Ratings agencies also may lower ratings on the exchange notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the exchange notes could significantly decline.

You may not be able to sell the original notes if you do not exchange them in this exchange offer.

If you hold original notes and do not exchange them in this offer, you will remain subject to the transfer restrictions applicable to the original notes and reflected in their legend. We issued the original notes under exemptions from the registration requirements of the Securities Act and applicable state securities laws. In general, holders of the original notes may not offer or sell them unless they are exempt from registration or registered under the Securities Act and applicable state securities laws. We have agreed, in certain circumstances, to file a shelf registration statement covering resales of the original notes. Except in those circumstances, we do not intend to register the original notes under the Securities Act. After consummation of this exchange offer, we will have no further obligation to do so. Additionally, there is no existing market for the original notes, and neither we nor any of our affiliates will make a market in the original notes.

If you tender original notes in this exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities. If so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Additionally, as a result of the exchange offer, it is expected that the aggregate principal amount of the original notes will decrease substantially. As a result, it is unlikely that a liquid trading market will exist for the original notes at any time. This lack of liquidity will make transactions more difficult and may reduce the trading price of the original notes. See “The Exchange Offer” and “Description of Exchange Notes—Registration Rights Agreement”.

You may not receive the exchange notes in the exchange offer if the exchange offer procedures are not properly followed.

We will issue the exchange notes in exchange for your original notes only if you properly tender such original notes before expiration of the exchange offer.  Neither we nor the exchange agent is under any duty to give notification of defects or irregularities with respect to the tenders of the original notes for exchange.

Risks Related to the Coal Industry

Because the demand and pricing for coal is greatly influenced by consumption patterns of the domestic electricity generation industry and the worldwide steel industry, a reduction in the demand for coal by these industries would likely cause our revenues and profitability to decline significantly.

We derived 59% of our total revenues for the six months ended June 30, 2011 and 88% of our total revenues in 2010, from our electric utility customers.  In connection with the IRP Acquisition, we also began to provide metallurgical coal to the steel industry and as a result 41% of our total revenues for the six months ended June 30, 2011 was from industrial customers, including those in the steel industry.

We compete with coal producers in the United States and overseas for domestic and international sales. Demand for our coal and the prices that we will be able to obtain primarily will depend upon coal consumption patterns of the electric utility industry and the worldwide steel industry. Consumption by the utility industry is affected by the demand for electricity, environmental and other governmental regulations, technological developments and the price of competing coal and alternative fuel supplies including nuclear, natural gas, oil and renewable energy sources, including hydroelectric power.  Demand by the utility industry is impacted by weather patterns, overall economic activity and the associated demand for power by industrial users. Consumption by the steel industry is primarily affected by economic growth and the demand for steel used in construction as well as appliances and automobiles.

Portions of our coal reserves possess quality characteristics that enable us to mine, process and market them as either metallurgical coal or high quality steam coal, depending on the prevailing conditions in the markets for metallurgical and steam coal. A decline in the metallurgical market relative to the steam market could cause us to shift coal from the metallurgical market to the steam market, potentially reducing the price we could obtain for this coal and adversely impacting our cash flows, results of operations or financial condition

Any downward pressure on coal prices would likely cause our profitability to decline.

Changes in the export and import markets for coal products could affect the demand for our coal, our pricing and our profitability.

We compete in a worldwide market. The pricing and demand for our products is affected by a number of factors beyond our control. These factors include:

•	currency exchange rates;

•	growth of economic development;

•	price of alternative sources of electricity;

•	worldwide demand; and

•	ocean freight rates.

Any decrease in the amount of coal exported from the United States, or any increase in the amount of coal imported into the United States, could have a material adverse impact on the demand for our coal, our pricing and our profitability.

Increased consolidation and competition in the U.S. coal industry may adversely affect our revenues and profitability.

During the last several years, the U.S. coal industry has experienced increased consolidation, which has contributed to the industry becoming more competitive. Consequently, many of our competitors in the domestic coal industry are major coal producers who have significantly greater financial resources than us. The intense competition among coal producers may impact our ability to retain or attract customers and may therefore adversely affect our future revenues and profitability.

Fluctuations in transportation costs and the availability and dependability of transportation could affect the demand for our coal and our ability to deliver coal to our customers.

Increases in transportation costs could have an adverse effect on demand for our coal.  Customers choose coal supplies based, primarily, on the total delivered cost of coal.  Any increase in transportation costs would cause an increase in the total delivered cost of coal.  That could cause some of our customers to seek less expensive sources of coal or alternative fuels to satisfy their energy needs.  In addition, significant decreases in transportation costs from other coal-producing regions, both domestic and international, could result in increased competition from coal producers in those regions.  For instance, coal mines in the western United States could become more attractive as a source of coal to consumers in the eastern United States, if the costs of transporting coal from the West were significantly reduced.

Our Central Appalachia mines generally ship coal via rail systems, ocean vessels and barges.  During 2010, we shipped in excess of 90% of our coal from our Central Appalachia mines via CSX.  In the Midwest, we shipped in excess of 65% of our produced coal by truck and the remainder via the rail system or by barge.  We believe that our 2011 transportation modes will continue to be comparable to those used in 2010, except that the shipments from the newly acquired IRP mines will also use ocean vessels and barges.  Our dependence upon railroads, third party trucking companies, ocean vessels and barges impacts our ability to deliver coal to our customers.  Disruption of service due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks and other events could temporarily impair our ability to supply coal to our customers, resulting in decreased shipments.  Decreased performance levels over longer periods of time could cause our customers to look elsewhere for their fuel needs, negatively affecting our revenues and profitability.

In past years, the major eastern railroads (CSX and Norfolk Southern) have experienced periods of increased overall rail traffic due to an expanding economy and shortages of both equipment and personnel.  This increase in traffic could impact our ability to obtain the necessary rail cars to deliver coal to our customers and have an adverse impact on our financial results.

Shortages or increased costs of skilled labor in the coal regions that we operate may hamper our ability to achieve high labor productivity and competitive costs.

Coal mining continues to be a labor-intensive industry. In times of increased demand, many producers attempt to increase coal production, which historically has resulted in a competitive market for the limited supply of trained coal miners. In some cases, this market situation has caused compensation levels to increase, particularly for “skilled” positions such as electricians and mine foremen. To maintain current production levels, we may be forced to respond to increases in wages and other forms of compensation, and related recruiting efforts by our competitors. Any future shortage of skilled miners, or increases in our labor costs, could have an adverse impact on our labor productivity and costs and on our ability to expand production.

Government laws, regulations and other requirements relating to the protection of the environment, health and safety and other matters impose significant costs on us, and future requirements could limit our ability to produce coal.

We are subject to extensive federal, state and local regulations with respect to matters such as:

•	employee health and safety;

•	permitting and licensing requirements;

•	air quality standards;

•	water quality standards;

•	plant, wildlife and wetland protection;

•	blasting operations;

•	the management and disposal of hazardous and non-hazardous materials generated by mining operations;

•	the storage of petroleum products and other hazardous substances;

•	reclamation and restoration of properties after mining operations are completed;

•	discharge of materials into the environment, including air emissions and wastewater discharge;

•	surface subsidence from underground mining; and

•	the effects of mining operations on groundwater quality and availability.

Complying with these requirements, including the terms of our permits, has had, and will continue to have, a significant effect on our costs of operations. We could incur substantial costs, including clean up costs, fines, civil or criminal sanctions and third party claims for personal injury or property damage as a result of violations of or liabilities under these laws and regulations.

The coal industry is also affected by significant legislation mandating specified benefits for retired miners. In addition, the utility industry, which is the most significant end user of coal, is subject to extensive regulation regarding the environmental impact of its power generating activities. Coal contains impurities, including sulfur, mercury, chlorine and other elements or compounds, many of which are released into the air when coal is burned. Stricter environmental regulations of emissions from coal-fired electric generating plants could increase the costs of using coal, thereby reducing demand for coal as a fuel source or the volume and price of our coal sales, or making coal a less attractive fuel alternative in the planning and building of utility power plants in the future.

New legislation, regulations and orders adopted or implemented in the future (or changes in interpretations of existing laws and regulations) may materially adversely affect our mining operations, our cost structure and our customers’ operations or ability to use coal.

The majority of our coal supply agreements contain provisions that allow the purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in too great an increase in the cost of coal. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

The passage of legislation responsive to the Framework Convention on Global Climate Change or similar governmental initiatives could result in restrictions on coal use.

The United States and more than 160 other nations are signatories to the 1992 Framework Convention on Global Climate Change, commonly known as the Kyoto Protocol, which is intended to limit or capture emissions of greenhouse gases, such as carbon dioxide.  In December 1997, the signatories to the convention established a potentially binding set of emissions targets for developed nations.  Although the specific emissions targets vary from country to country, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012.  The U.S. Senate has not ratified the treaty commitments.  The current administration could support the effort to ratify the treaty.  With Russia’s ratification of the Kyoto Protocol in 2004, it became binding on all ratifying countries.  The implementation of the Kyoto Protocol in the United States and other countries, and other emissions limits, such as those adopted by the European Union, could affect demand for coal inside and outside the United States.  If the Kyoto Protocol or other comprehensive legislation or regulations focusing on greenhouse gas emissions is enacted by the United States, it could have the effect of restricting the use of coal.  Other efforts to reduce emissions of greenhouse gases and federal initiatives to encourage the use of natural gas also may affect the use of coal as an energy source.

In December 2009, approximately 190 countries participated in the United Nations Climate Change Conference in Copenhagen. The participants “took note” of a non-binding accord under which participating nations would report, by January 31, 2010, their commitments to reduce greenhouse gas emissions. Under this non-binding framework, the U.S. has committed to cut greenhouse gas emissions by 17% below 2005 levels by 2020, 42% below 2005 levels by 2030, and 83% below 2005 levels by 2050.

We are subject to the federal Clean Water Act and similar state laws which impose treatment, monitoring and reporting obligations.

The federal Clean Water Act and corresponding state laws affect coal mining operations by imposing restrictions on discharges into regulated waters. Permits requiring regular monitoring and compliance with effluent limitations and reporting requirements govern the discharge of pollutants into regulated waters. New requirements under the Clean Water Act (such as the proposal discussed below in the risk factor “We must obtain governmental permits and approvals for mining operations, which can be a costly and time consuming process and result in restrictions on our operations”) and corresponding state laws could cause us to incur significant additional costs that adversely affect our operating results.

Regulations have expanded the definition of black lung disease and generally made it easier for claimants to assert and prosecute claims, which could increase our exposure to black lung benefit liabilities.

In January 2001, the United States Department of Labor amended the regulations implementing the federal black lung laws to give greater weight to the opinion of a claimant’s treating physician, expand the definition of black lung disease and limit the amount of medical evidence that can be submitted by claimants and respondents. The amendments also alter administrative procedures for the adjudication of claims, which, according to the Department of Labor, results in streamlined procedures that are less formal, less adversarial and easier for participants to understand. These and other changes to the federal black lung regulations could significantly increase our exposure to black lung benefits liabilities.

The Patient Protection and Affordable Care Act of 2010 (Act) was enacted into law on March 23, 2010 and included a black-lung provision that creates a rebuttable presumption that a miner with at least 15 years of service, with totally disabling pulmonary or respiratory lung impairment and negative radiographic chest x-ray evidence would be disabled due to pneumoconiosis and be eligible for black lung benefits. The new Act also makes it easier for widows of miners to become eligible for benefits. The enactment of this new legislation could significantly impact the Company’s future payments for black lung benefits.

In recent years, legislation on black lung reform has been introduced but not enacted in Congress and in the Kentucky legislature. It is possible that additional legislation will be reintroduced for consideration by Congress. If any of the proposals included in this or similar legislation is passed, the number of claimants who are awarded benefits could significantly increase. Any such changes in black lung legislation, if approved, may adversely affect our business, financial condition and results of operations.

Extensive environmental laws and regulations affect the end-users of coal and could reduce the demand for coal as a fuel source and cause the volume of our sales to decline.

The Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. Compliance with such laws and regulations, which can take a variety of forms, may reduce demand for coal as a fuel source because they can require significant emissions control expenditures for coal-fired power plants to attain applicable ambient air quality standards, which may lead these generators to switch to other fuels that generate less of these emissions and may also reduce future demand for the construction of coal-fired power plants.

The EPA has adopted more stringent National Ambient Air Quality Standards for nitrogen dioxide and sulfur dioxide, both of which are emitted from coal-fired combustion units. The EPA is considering whether to adopt a more stringent standard for ground-level ozone, to which emissions from coal combustion units can contribute. The demand for coal could be affected at electric generating facilities located in geographic areas that exceed the modified standards.

The U.S. Department of Justice, on behalf of the EPA, has filed lawsuits against several investor-owned electric utilities and brought an administrative action against one government-owned utility for alleged violations of the Clean Air Act. We supply coal to some of the currently-affected utilities, and it is possible that other of our customers will be sued. These lawsuits could require the utilities to pay penalties, install pollution control equipment or undertake other emission reduction measures, any of which could adversely impact their demand for our coal.

A regional haze program initiated by the EPA to protect and to improve visibility at and around national parks, national wilderness areas and international parks restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas and may require some existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions.

The Clean Air Act also imposes standards on sources of hazardous air pollutants. For example, on May 3, 2011, the EPA issued a proposed rule to regulate emissions of mercury and other inorganic pollutants from electric power plants.  The proposal also includes standards for nitrogen oxides, sulfur dioxide, and particulate matter.  These standards and future standards could have the effect of decreasing demand for coal. So-called multi-pollutant bills, which could regulate additional air pollutants, have been proposed by various members of Congress. If such initiatives are enacted into law, power plant operators could choose other fuel sources to meet their requirements, reducing the demand for coal.

On July 6, 2011, the EPA issued its Cross-State Air Pollution Rule (CSAPR) which regulates power plant emissions in 22 states.  Effective January 2012, the rule requires significant reductions in emissions of sulfur dioxide and nitrogen oxide, with the applicable requirement being determined on a state-by-state basis.  Further reductions are required after 2014.  The CSAPR also includes a cap-and-trade mechanism that allows intrastate and limited interstate trading of emissions allowances. The EPA also issued a supplemental proposal to require an additional six states to make summertime nitrogen oxide reductions, bringing the total number of covered states to 28.

As a result of the U.S. Supreme Court’s decision on April 2, 2007 in Massachusetts, et al. v. EPA, 549 U.S. 497 (2007), finding that greenhouse gases fall within the Clean Air Act definition of “air pollutant,” the EPA was required to determine whether emissions of greenhouse gases “endanger” public health or welfare. In December 2009, the EPA published its finding that current and projected concentrations of carbon dioxide and five other greenhouse gases in the atmosphere threaten the public’s health and welfare. This finding enables the EPA to proceed with a broad regulatory program for the control of greenhouse gas emissions, including carbon dioxide emissions. The EPA has recently completed several rulemaking actions indicating its intent to do so, including, among others, a final greenhouse gas reporting rule for certain major stationary source permitting programs, final regulations to control greenhouse gas emissions from light duty vehicles, and a final “tailoring” rule explaining how it would implement the Clean Air Act’s Title V and prevention of significant deterioration permitting programs with respect to greenhouse gas emissions from major stationary sources In recent legislative sessions, both houses of Congress have considered, but failed to enact, new legislation that could establish a national cap on, or other regulation of, carbon emissions and other greenhouse gases. Recent proposals include a cap and trade system that would require the purchase of emission permits, which could be traded on the open market. These and other proposals would make it more costly to operate coal-fired plants and could make coal a less attractive fuel for future power plants. Any new or proposed requirements adversely affecting the use of coal could adversely affect our operations and results.

The permitting of new coal-fired power plants has also recently been contested by state regulators and environmental organizations based on concerns relating to greenhouse gas emissions. In several litigation cases, plaintiffs are seeking various remedies, including injunctive relief, against power plant owners. However, the risk of an adverse outcome has been mitigated by the June 20, 2011 decision of the U.S. Supreme Court in Connecticut v. AEP.  The Supreme Court reversed the decision of the United States Court of Appeals for the Second Circuit which had allowed plaintiffs’ claims that public utilities’ greenhouse gas emissions created a “public nuisance” to go to trial.  The Supreme Court held that the EPA’s authority to regulate greenhouse gas emissions under the Clean Air Act displaces federal common law claims.  The effect of these recent cases may also be mitigated in the event Congress adopts greenhouse gas legislation and because the EPA has finalized the adoption of greenhouse gas emission standards. Nevertheless, increased efforts to control greenhouse gas emissions by state, federal, judicial or international authorities could result in reduced demand for coal.

The EPA has issued a proposed rule to regulate the management of coal ash that results from the combustion of coal.  The proposed rule would classify coal ash produced at electric power plants as a waste, thereby making it subject to significant restrictions on storage and disposal.  In conjunction with the rulemaking, EPA has conducted assessments of the integrity of dams, impoundments, and other structures where coal ash from electric power plants is deposited.  Although the rulemaking has been delayed, further scrutiny of coal ash management practices could result in reduced demand for coal.

We must obtain governmental permits and approvals for mining operations, which can be a costly and time consuming process and result in restrictions on our operations.

Numerous governmental permits and approvals are required for mining operations. Our operations are principally regulated under permits issued by state regulatory and enforcement agencies pursuant to the federal Surface Mining Control and Reclamation Act (SMCRA). Regulatory authorities exercise considerable discretion in the timing and scope of permit issuance. Requirements imposed by these authorities may be costly and time consuming and may result in delays in the commencement or continuation of exploration or production operations. In addition, we often are required to prepare and present to federal, state and local authorities data pertaining to the effect or impact that proposed exploration for or production of coal might have on the environment. Further, the public may comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits we need may not be issued, or, if issued, may not be issued in a timely fashion, or may involve requirements that restrict our ability to conduct our mining operations or to do so profitably.

Prior to placing excess fill material in valleys in connection with surface mining operations, coal mining companies are required to obtain a permit from the U.S. Army Corps of Engineers (Corps) under Section 404 of the Clean Water Act (404 Permit). Previously, this permit could be either a simplified Nationwide Permit #21 (NWP 21) or a more complicated individual permit. Litigation respecting the validity of the NWP 21 permit program has been ongoing for several years. Recently, the Corps announced its decision to suspend the use of NWP 21 in a six state Appalachian region, including Kentucky and West Virginia, where we operate. Litigation respecting the issuance of certain Section 404 permits has also been ongoing for several years, focusing primarily on whether the Corps’ decision to issue such permits conformed to the requirements of the Clean Water Act and/or the National Environmental Policy Act. The matters at issue in such litigation are such that a ruling for the plaintiffs could have an adverse impact on our planned surface mining operations.

In 2009, the EPA announced publicly that it will exercise its statutory right to more actively review Section 404 permitting actions by the Corps. In the third quarter of 2009, the EPA announced that it would further review 79 surface mining permit applications, including four of our permits. These 79 permits were identified as likely to impact water quality and therefore requiring additional review under the Clean Water Act. EPA oversight could further delay and/or restrict the issuance of such permits, either of which events could have an adverse impact on our planned mining operations. More recently, the EPA announced acceptable levels for the conductivity of water in streams receiving discharge from permitted coal mining sites in a six-state area of Central Appalachia, including Kentucky and West Virginia. If such levels of conductivity are enforced as numerical limits, they could have a significant impact on our ability to secure Section 404 permits and have a material impact on our operations. The National Mining Association (NMA), on behalf of its member companies including coal producers such as ourselves, has filed suit against the EPA and the Corps contesting the legality of the enhanced review process and the imposition of such conductivity standard. Recently, the U.S. District Court for the District of Columbia, before which this suit was brought, issued its opinion denying the EPA’s motion to dismiss the case on grounds that there was no final agency action, that the case was not ripe for adjudication and that the NMA lacked standing. The court also denied the NMA’s motion for a preliminary injunction of EPA’s exercise of such oversight and the imposition of such standard. The states of West Virginia and Kentucky, and the coal associations in those states, have also filed suits contesting these actions by the EPA.

We have significant reclamation and mine closure obligations. If the assumptions underlying our accruals are materially inaccurate, we could be required to expend greater amounts than anticipated.

The SMCRA establishes operational, reclamation and closure standards for all aspects of surface mining as well as many aspects of underground mining. We accrue for the costs of current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary. Under U.S. generally accepted accounting principles we are required to account for the costs related to the closure of mines and the reclamation of the land upon exhaustion of coal reserves. The fair value of an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. At June 30, 2011, we had accrued $101.4 million related to estimated mine reclamation costs. The amounts recorded are dependent upon a number of variables, including the estimated future retirement costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted interest rates. Furthermore, these obligations are unfunded. If these accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be adversely affected.

Foreign currency fluctuations could adversely affect the competitiveness of our coal abroad.

We rely on customers in other countries for a portion of our sales, with shipments to countries in North America, South America, Europe, Asia and Africa. We compete in these international markets against coal produced in other countries. Coal is sold internationally in United States dollars. As a result, mining costs in competing producing countries may be reduced in United States dollar terms based on currency exchange rates, providing an advantage to foreign coal producers. Currency fluctuations among countries purchasing and selling coal could adversely affect the competitiveness of our coal in international markets.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers could cause delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Operations

We have experienced operating losses and net losses in recent years and may experience losses in the future.

We experienced operating losses and net losses in each of the years ended December 31, 2008 and 2007. While we were profitable in the years ended December 31, 2010 and 2009, we must continue to carefully manage our business, including the management of our contracts and our production costs. Although we seek to balance the open portion of contracts to achieve optimal revenues over the long term, the market price of coal is affected by many factors that are outside of our control. Our production costs have increased in recent years, and we expect higher costs to continue for the next several years. Additionally, certain of our long term contracts for sales of coal are priced substantially above current spot prices for coal. Our profitability in the future will be impacted by the price levels that we achieve on future long term contracts. Accordingly, we cannot assure you that we will be able to achieve profitability in the future.

We may fail to realize the growth prospects and cost savings anticipated as a result of the IRP Acquisition.

The success of the IRP Acquisition will depend, in part, on our ability to realize the anticipated business opportunities and growth prospects from combining our businesses with those of IRP. We may never realize these business opportunities and growth prospects. Integrating operations will be complex and will require significant efforts and expenditures. Our management might have its attention diverted while trying to integrate operations and corporate and administrative infrastructures. We might experience increased competition that limits our ability to expand our business, and we might not be able to capitalize on expected business opportunities, including retaining current customers. If any of these factors limit our ability to integrate the operations successfully or on a timely basis, the expectations of future results of operations expected to result from the IRP Acquisition might not be met.

It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with clients, employees or other third parties or our ability to achieve the anticipated benefits of the IRP Acquisition and could harm our financial performance.

We will incur significant transaction and acquisition-related integration costs in connection with the IRP Acquisition.

We are currently implementing our plan to integrate the operations of IRP. In connection with that plan, we anticipate that we will incur certain non-recurring charges, such as system conversion costs, in connection with this integration. We cannot identify the timing, nature and amount of all such charges at this time.  The acquisition-related integration costs could materially affect our results of operations in the period in which such charges are recorded. Although we believe that the realization of efficiencies related to the integration of the businesses, will offset acquisition-related costs over time, this net benefit may not be achieved in the near term, or at all.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

For the six months ended June 30, 2011, we generated approximately 23% of our total revenue from South Carolina Public Service Authority and 13% of our total revenue from Georgia Power Company. At June 30, 2011, we had coal supply agreements with these customers that expire in 2011 to 2012. The execution of a substantial coal supply agreement is frequently the basis on which we undertake the development of coal reserves required to be supplied under the contract.

Many of our coal supply agreements contain provisions that permit adjustment of the contract price upward or downward at specified times. Failure of the parties to agree on a price under those provisions may allow either party to either terminate the contract or reduce the coal to be delivered under the contract. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by the customer or us for the duration of specified events beyond the control of the affected party. Most coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as:

•	British thermal units (Btu’s);

•	sulfur content;

•	ash content;

•	grindability; and

•	ash fusion temperature.

In some cases, failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. In addition, all of our contracts allow our customers to renegotiate or terminate their contracts in the event of changes in regulations or other governmental impositions affecting our industry that increase the cost of coal beyond specified limits. Further, we have been required in the past to purchase sulfur credits or make other pricing adjustments to comply with contractual requirements relating to the sulfur content of coal sold to our customers, and may be required to do so in the future.

The operating profits we realize from coal sold under supply agreements depend on a variety of factors. In addition, price adjustment and other provisions may increase our exposure to short term coal price volatility provided by those contracts. If a substantial portion of our coal supply agreements expire or are modified or terminated, we could be materially adversely affected to the extent that we are unable to find alternate buyers for our coal at the same level of profitability. As a result, we might not be able to replace existing long term coal supply agreements at the same prices or with similar profit margins when they expire or are modified or terminated.

Certain of our contracts are fixed in quantity but are priced on a quarterly basis. Our operating results are impacted by these quarterly changes in prices. A reduction in prices will result in a decrease to our profit margins.

In addition, our ability to receive payment for coal sold and delivered under these contracts depends on the continued creditworthiness of our customers. The bankruptcy of any of our customers could materially and adversely affect our financial position.

Our operating results will be negatively impacted if we are unable to balance our mix of contract and spot sales.

We have implemented a sales plan that includes long term contracts (one year or greater) and spot sales/ short term contracts (less than one year). We have structured our sales plan based on the assumptions that demand will remain adequate to maintain current shipping levels and that any disruptions in the market will be relatively short-lived. If we are unable to maintain our planned balance of contract sales with spot sales, or our markets become depressed for an extended period of time, our volumes and margins could decrease, negatively affecting our operating results.

Our ability to operate our company effectively could be impaired if we lose senior executives or fail to employ needed additional personnel.

The loss of senior executives could have a material adverse effect on our business. There may be a limited number of persons with the requisite experience and skills to serve in our senior management positions. We may not be able to locate or employ qualified executives on acceptable terms. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We might not continue to be able to employ key personnel, or to attract and retain qualified personnel in the future. Failure to retain senior executives or attract key personnel could have a material adverse effect on our operations and financial results.

Underground mining is subject to increased regulation, and may require us to incur additional cost.

Underground coal mining is subject to ever increasing federal and state regulatory control relating to mine safety and health and to ever increasing enforcement activities intended to compel compliance with such laws and regulations. Within the last few years the industry has seen enactment of the federal MINER Act and subsequent additional legislation and regulation imposing significant new safety initiatives and the Dodd-Frank Act imposing new mine safety information reporting requirements. Various states also have enacted their own new laws and regulations imposing additional requirements related to mine safety. These new laws and regulations have and will continue to cause us to incur substantial additional costs, which will adversely impact our operating performance.

The U.S. Department of Labor, Mine Safety and Health Administration (MSHA), periodically notifies certain coal mines that a potential pattern of violations may exist based upon an initial statistical screening of violation history and pattern criteria review by MSHA. In the past, certain of our mines have received notices that a potential pattern of violations might exist. Upon receipt of such a notification, we conduct a comprehensive review of the operation that received the notification and prepare and submit to MSHA a plan designed to enhance employee safety at the mine through better education, training, mining practices, and safety management. Following implementation of the plan, MSHA conducts a complete inspection of the mine and further evaluates the situation and then advises the operator whether a pattern of violation exists and whether further action will be taken. The failure to remediate the situation resulting in a finding that a pattern of violation does exist at a mine could have a significant impact on our operations, including the permanent or temporary closure of our mines.

On April 12, 2011, MSHA notified our subsidiary, Bledsoe Coal Corporation, that a Pattern of Violation (POV) exists at its Abner Branch Rider Mine.  As a result, within 90 days of the POV notice, if MSHA finds any violation of a mandatory health or safety standard that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard, MSHA shall require all persons in the areas affected by such violation to be withdrawn from, and to be prohibited from entering such area until MSHA determines the violation has been abated.  The POV notice will terminate if, upon inspection of the entire mine, MSHA finds no S&S violations of mandatory safety and health standards. The Abner Branch Rider Mine produced approximately 220,000 tons in 2010.  The POV could have a significant impact on the operations of that mine.

In 2010, a U.S. House of Representatives committee approved a mine safety bill which would give MSHA additional powers to temporarily close mines, mandate additional safety training and impose larger penalties on companies and their executives. A comparable bill introduced in the US Senate failed to receive the necessary votes for passage. If reintroduced and subsequently enacted, this or a similar bill could further increase our costs and impact operating performance.

The Dodd-Frank Act includes new requirements for reporting certain mine safety information on a Form 8-K, and for including additional mine safety disclosures in our periodic reports filed with the SEC. Under the Dodd-Frank Act, the SEC is authorized to issue rules and regulations regarding mine safety disclosures, and the SEC has issued proposed rules as of the date of this filing. While the new rules are not yet in effect, such rulemaking by the SEC may cause us to incur additional costs in complying with the new reporting and disclosure requirements.

Unexpected increases in raw material costs could significantly impair our operating results.

Our coal mining operations use significant amounts of steel, petroleum products and other raw materials in various pieces of mining equipment, supplies and materials, including the roof bolts required by the room and pillar method of mining. Recently and historically, petroleum prices and other commodity prices have been volatile. If the price of steel or other of these materials increase, our operational expenses will increase, which could have a significant negative impact on our cash flow and operating results.

Coal mining is subject to conditions or events beyond our control, which could cause our quarterly or annual results to deteriorate.

Our coal mining operations are conducted, in large part, in underground mines and, to a lesser extent, at surface mines. These mines are subject to conditions or events beyond our control that could disrupt operations, affect production and the cost of mining at particular mines for varying lengths of time and have a significant impact on our operating results. These conditions or events have included:

•	variations in thickness of the layer, or seam, of coal;

•	variations in geological conditions;

•	amounts of rock and other natural materials intruding into the coal seam;

•	equipment failures and unexpected major repairs;

•	unexpected maintenance problems;

•	unexpected departures of one or more of our contract miners;

•	fires and explosions from methane and other sources;

•	accidental mine water discharges or other environmental accidents;

•	other accidents or natural disasters; and

•	weather conditions.

Mining in Central Appalachia is complex due to geological characteristics of the region.

The geological characteristics of coal reserves in Central Appalachia, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. In addition, as compared to mines in other regions permitting, licensing and other environmental and regulatory requirements are more costly and time consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of, and customers’ ability to use coal produced by, operators in Central Appalachia, including us.

Our future success depends upon our ability to acquire or develop additional coal reserves that are economically recoverable.

Our recoverable reserves decline as we produce coal. Since we attempt, where practical, to mine our lowest-cost reserves first, we may not be able to mine all of our reserves at a similar cost as we do at our current operations. Our planned development and exploration projects might not result in significant additional reserves, and we might not have continuing success developing additional mines. For example, our construction of additional mining facilities necessary to exploit our reserves could be delayed or terminated due to various factors, including unforeseen geological conditions, weather delays or unanticipated development costs. Our ability to acquire additional coal reserves in the future also could be limited by restrictions under our existing or future debt facilities, competition from other coal companies for attractive properties or the lack of suitable acquisition candidates.

In order to develop our reserves, we must receive various governmental permits. We have not yet applied for the permits required or developed the mines necessary to mine all of our reserves. In addition, we might not continue to receive the permits necessary for us to operate profitably in the future. We may not be able to negotiate new leases from the government or from private parties or obtain mining contracts for properties containing additional reserves or maintain our leasehold interests in properties on which mining operations are not commenced during the term of the lease.

Factors beyond our control could impact the amount and pricing of coal supplied by our independent contractors and other third parties.

In addition to coal we produce from our Company-operated mines, we have mines that typically are operated by independent contract mine operators, and we purchase coal from third parties for resale. For the remainder of 2011, we anticipate approximately 20% of our total production will come from mines operated by independent contract mine operators and from third party purchased coal sources.  Operational difficulties, changes in demand for contract mine operators from our competitors and other factors beyond our control could affect the availability, pricing and quality of coal produced for us by independent contract mine operators. Disruptions in supply, increases in prices paid for coal produced by independent contract mine operators or purchased from third parties, or the availability of more lucrative direct sales opportunities for our purchased coal sources could increase our costs or lower our volumes, either of which could negatively affect our profitability.

We face significant uncertainty in estimating our recoverable coal reserves, and variations from those estimates could lead to decreased revenues and profitability.

Forecasts of our future performance are based on estimates of our recoverable coal reserves. Estimates of those reserves were initially based on studies conducted by Marshall Miller & Associates, Inc. in 2004 for our CAPP reserves and 2005 and 2006 for our Midwest reserves in accordance with industry-accepted standards which we have updated for current activity using similar methodologies. A number of sources of information were used to determine recoverable reserves estimates, including:

•	currently available geological, mining and property control data and maps;

•	our own operational experience and that of our consultants;

•	historical production from similar areas with similar conditions;

•	previously completed geological and reserve studies;

•	the assumed effects of regulations and taxes by governmental agencies; and

•	assumptions governing future prices and future operating costs.

Reserve estimates will change from time to time to reflect, among other factors:

•	mining activities;

•	new engineering and geological data;

•	acquisition or divestiture of reserve holdings; and

•	modification of mining plans or mining methods.

Therefore, actual coal tonnage recovered from identified reserve areas or properties, and costs associated with our mining operations, may vary from estimates. These variations could be material, and therefore could result in decreased profitability.

Our operations could be adversely affected if we are unable to obtain required surety bonds.

Federal and state laws require bonds to secure our obligations to reclaim lands used for mining, to pay federal and state workers’ compensation and to satisfy other miscellaneous obligations. As of June 30, 2011, we had outstanding surety bonds with third parties for post-mining reclamation totaling $108.0 million. Furthermore, we have surety bonds for an additional $44.8 million in place for our federal and state workers’ compensation obligations and other miscellaneous obligations. Insurance companies have informed us, along with other participants in the coal industry, that they no longer will provide surety bonds for workers’ compensation and other post-employment benefits without collateral. We have satisfied our obligations under these statutes and regulations by providing letters of credit, cash collateral or other assurances of payment. However, letters of credit can be significantly more costly to us than surety bonds. The issuance of letters of credit under our Revolver also reduces amounts that we can borrow under our Revolver. If we are unable to secure surety bonds for these obligations in the future, and are forced to secure letters of credit indefinitely, our profitability may be negatively affected.

Our work force could become unionized in the future, which could adversely affect the stability of our production and reduce our profitability.

Our company owned mines are currently operated by union-free employees. However, our subsidiaries’ employees have the right at any time under the National Labor Relations Act to form or affiliate with a union. Any unionization of our subsidiaries’ employees, or the employees of third-party contractors who mine coal for us, could adversely affect the stability of our production and reduce our profitability.

The current administration has indicated that it will support legislation that may make it easier for employees to unionize. Legislation has been proposed to the United States Congress to enact a law allowing our workers to choose union representation solely by signing election cards (“Card Check”), which would eliminate the use of secret ballots to elect union representation. While the impact is uncertain, if Card Check legislation is enacted into law, it will be administratively easier to unionize coal mines and may lead to more coal mines becoming unionized.

We have significant unfunded obligations for long term employee benefits for which we accrue based upon assumptions, which, if incorrect, could result in us being required to expend greater amounts than anticipated.

We are required by law to provide various long term employee benefits. We accrue amounts for these obligations based on the present value of expected future costs. We employed an independent actuary to complete estimates for our workers’ compensation and black lung (both state and federal) obligations. At June 30, 2011, the current and non-current portions of these obligations included $66.9 million for workers’ compensation benefits and $47.3 million for coal workers’ black lung benefits.

We use a valuation method under which the total present and future liabilities are booked based on actuarial studies. Our independent actuary updates these liability estimates annually. However, if our assumptions are incorrect, we could be required to expend greater amounts than anticipated. All of these obligations are unfunded. In addition, the federal government and the governments of the states in which we operate consider changes in workers’ compensation laws from time to time. Such changes, if enacted, could increase our benefit expenses and payments.

We may be unable to adequately provide funding for our pension plan obligations based on our current estimates of those obligations.

We provide benefits under a defined benefit pension plan that was frozen in 2007. As of June 30, 2011, we estimated that our obligation under the pension plan was underfunded by approximately $10.6 million. If future payments are insufficient to fund the pension plan adequately to cover our future pension obligations, we could incur cash expenditures and costs materially higher than anticipated. The pension obligation is calculated annually and is based on several assumptions, including then prevailing conditions, which may change from year to year. In any year, if our assumptions are inaccurate, we could be required to expend greater amounts than anticipated.

Substantially all of our assets are subject to security interests.

Substantially all of our cash, receivables, inventory and other assets are subject to various liens and security interests under our debt instruments. If one of these security interest holders becomes entitled to exercise its rights as a secured party, it would have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to its security interest, and the collateral accordingly would be unavailable to us and our other creditors, except to the extent, if any, that other creditors have a superior or equal security interest in the affected collateral or the value of the affected collateral exceeds the amount of indebtedness in respect of which these foreclosure rights are exercised.

We may be unable to comply with restrictions imposed by the terms of our indebtedness, which could result in a default under these instruments.

Our debt instruments impose a number of restrictions on us. A failure to comply with these restrictions could adversely affect our ability to borrow under our Revolver or result in an event of default under our debt instruments. Our Revolver contains a Consolidated Fixed Charge Ratio covenant and a limit on our capital expenditures. The Consolidated Fixed Charge Ratio covenant under our Revolver is only applicable if the sum of our unrestricted cash plus our availability under our Revolver falls below $35 million and remains in effect until the sum of our unrestricted cash and availability under our Revolver exceeds $35 million for 90 consecutive days. Our Revolver limits the capital expenditures that we may make or agree to make in any fiscal year, but such limitation only will apply if the sum of our unrestricted cash plus our availability under our Revolver falls below $50 million for a period of 5 consecutive days and remains in effect until the sum of our unrestricted cash and availability under our Revolver exceeds $50 million for 90 consecutive days. As of June 30, 2011, our unrestricted cash was $204.7 million and the availability under our Revolver was $25.0 million.

Additional detail regarding the terms of our Revolver, including these covenants and the related definitions, can be found in our debt agreements, as amended, that have been filed as exhibits to our SEC filings.

In the event of a default, our lenders could terminate their commitments to us and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable. If this were to occur, we might not be able to pay these amounts or we might be forced to seek amendments to our debt agreements which could make the terms of these agreements more onerous for us and require the payment of amendment or waiver fees. Failure to comply with these restrictions, even if waived by our lenders, also could adversely affect our credit ratings, which could increase our costs of debt financings and impair our ability to obtain additional debt financing. While the lenders have, to date, waived any covenant violations and amended the covenants, there is no guarantee they will continue to do so if future violations occur.

Changes in our credit ratings could adversely affect our costs and expenses.

Any downgrade in our credit ratings could adversely affect our ability to borrow and result in more restrictive borrowing terms, including increased borrowing costs, more restrictive covenants and the extension of less open credit. This, in turn, could affect our internal cost of capital estimates and therefore impact operational decisions.

Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.

We conduct substantially all of our mining operations on properties that we lease. The loss of any lease could adversely affect our ability to mine the associated reserves. Because we generally do not obtain title insurance or otherwise verify title to our leased properties, our right to mine some of our reserves has been in the past, and may again in the future be, adversely affected if defects in title or boundaries exist. In order to obtain leases or rights to conduct our mining operations on property where these defects exist, we have had to, and may in the future have to, incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases for properties containing additional reserves. Some leases have minimum production requirements. Failure to meet those requirements could result in losses of prepaid royalties and, in some rare cases, could result in a loss of the lease itself.

Inability to satisfy contractual obligations may adversely affect our profitability.

From time to time, we have disputes with our customers over the provisions of long term contracts relating to, among other things, coal quality, pricing, quantity and delays in delivery. In addition, we may not be able to produce sufficient amounts of coal to meet our commitments to our customers. Our inability to satisfy our contractual obligations could result in our need to purchase coal from third party sources to satisfy those obligations or may result in customers initiating claims against us. We may not be able to resolve all of these disputes in a satisfactory manner, which could result in substantial damages or otherwise harm our relationships with customers.

We may be unable to exploit opportunities to diversify our operations.

Our future business plan may consider opportunities other than underground and surface mining in eastern Kentucky, southern West Virginia and southern Indiana. We will consider opportunities to further increase the percentage of coal that comes from surface mines. We may also consider opportunities to expand both surface and underground mining activities in areas that are outside of eastern Kentucky, southern West Virginia and southern Indiana. We may also consider opportunities in other energy-related areas that are not prohibited by our debt instruments. If we undertake these diversification strategies and fail to execute them successfully, our financial condition and results of operations may be adversely affected.

There are risks associated with our acquisition strategy, including our inability to successfully complete acquisitions, our assumption of liabilities, dilution of your investment, significant costs and additional financing required.

We may explore opportunities to expand our operations through strategic acquisitions of other coal mining companies. Risks associated with our current and potential acquisitions, including the recent acquisition of IRP, include the disruption of our ongoing business, problems retaining the employees of the acquired business, assets acquired proving to be less valuable than expected, the potential assumption of unknown or unexpected liabilities, costs and problems, the inability of management to maintain uniform standards, controls, procedures and policies, the difficulty of managing a larger company, the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprises and the difficulty of integrating the acquired operations and personnel into our existing business.

We may choose to use shares of our common stock or other securities to finance a portion of the consideration for future acquisitions, either by issuing them to pay a portion of the purchase price or selling additional shares to investors to raise cash to pay a portion of the purchase price. If shares of our common stock do not maintain sufficient market value or potential acquisition candidates are unwilling to accept shares of our common stock as part of the consideration for the sale of their businesses, we will be required to raise capital through additional sales of debt or equity securities, which might not be possible, or forego the acquisition opportunity, and our growth could be limited. In addition, securities issued in such acquisitions may dilute the holdings of our current or future shareholders.

Our currently available cash may not be sufficient to finance any additional acquisitions.

We believe that our cash on hand, the availability under our Revolver and cash generated from our operations will provide us with adequate liquidity through 2011. However, such funds may not provide sufficient cash to fund any future acquisitions. Accordingly, we may need to conduct additional debt or equity financings in order to fund any such additional acquisitions, unless we issue shares of our common stock as consideration for those acquisitions. If we are unable to obtain any such financings, we may be required to forego future acquisition opportunities.

Our current reserve base in southern Indiana is limited.

Our southern Indiana mining complex currently has rights to proven and probable reserves that we believe will be exhausted in approximately 14 years at 2010 levels of production, compared to our current Central Appalachia mining complexes, which have reserves that we believe will last in excess of 35 years at 2010 levels of production. We intend to increase our reserves in southern Indiana by acquiring rights to additional exploitable reserves that are either adjacent to or nearby our current reserves. If we are unable to successfully acquire such rights on acceptable terms, or if our exploration or acquisition activities indicate that such coal reserves or rights do not exist or are not available on acceptable terms, our production and revenues will decline as our reserves in that region are depleted. Exhaustion of reserves at particular mines also may have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines.

Surface mining is subject to increased regulation, and may require us to incur additional costs.

Surface mining is subject to numerous regulations related, among others, to blasting activities that can result in additional costs. For example, when blasting in close proximity to structures, additional costs are incurred in designing and implementing more complex blast delay regimens, conducting pre-blast surveys and blast monitoring, and the risk of potential blast-related damages increases. Since the nature of surface mining requires ongoing disturbance to the surface, environmental compliance costs can be significantly greater than with underground operations. In addition, the U.S. Army Corps of Engineers imposes stream mitigation requirements on surface mining operations. These regulations require that footage of stream loss be replaced through various mitigation processes, if any ephemeral, intermittent, or perennial streams are filled due to mining operations. In 2008, the U.S. Department of Interior’s Office of Surface Mining imposed regulatory requirements applicable to excess spoil placement, including the requirement that operators return as much spoil as possible to the excavation created by the mine. These regulations may cause us to incur significant additional costs, which could adversely impact our operating performance.

We are subject to various legal proceedings, which may have an adverse effect on our business.

We are party to a number of legal proceedings incidental to our normal business activities, including a large number of workers’ compensation claims. While we cannot predict the outcome of the proceedings, there is always the potential that the costs of defending litigation in an individual matter or the aggregation of many matters could have an adverse effect on our cash flows, results of operations or financial position.

Our ability to use net operating loss carryforwards may be subject to limitation

Section 382 of the U.S. Internal Revenue Code of 1986, as amended, imposes an annual limit on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in its stock ownership or equity structure. Our ability to use net operating losses is limited by prior changes in our ownership, and may be further limited by issuances of common stock, in connection with the conversion of the existing convertible senior notes or by the consummation of other transactions. As a result, as we earn net taxable income, our ability to use net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liabilities for us.

USE OF PROCEEDS

This exchange offer is intended to satisfy obligations that we have under the registration rights agreement we entered into with the initial purchasers of the original notes on the Closing Date. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. The form and terms of the exchange notes are identical in all material respects to the form and terms of the original notes, except as described in “The Exchange Offer — Terms of the Exchange Offer”. In consideration for issuing the exchange notes, we will receive original notes in the same principal amount.  The original notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued.  Therefore, issuance of the exchange notes will not result in any increase in our outstanding indebtedness, the obligations of the subsidiary guarantors or our capital stock.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges and deficiency of earnings to fixed charges, as applicable, for each period indicated. The ratios were computed by dividing earnings by fixed charges, with earnings consisting of income (before income taxes), plus fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs and an estimate of the interest within rental expense. Deficiency of earnings to fixed charges is the net loss (before tax benefit) for each period indicated.

	Six Months Ended June 30, 2011
		Years Ended December 31,
		2010	2009	2008	2007	2006
Ratio of earnings to fixed charges	—	2.6	3.5	—	—	—
Deficiency of earnings to fixed charges (in thousands)	$5,533	—	—	$96,266	$71,859	$53,320

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization on an actual basis as of June 30, 2011. Because we will receive no additional proceeds from the issuance of the exchange notes, no adjustments have been made for this offering. You should read this table in conjunction with the information contained in “Selected Historical Financial Data” in this prospectus and in our consolidated financial statements and notes thereto that are included in our filings with the SEC that are incorporated by reference into this prospectus.

As of June 30, 2011
Actual
(in thousands)
Cash and cash equivalents	$204,683
Long term debt obligations (including current maturities)
7.875% Senior Notes due 2019	275,000
3.125% Convertible Senior Notes due 2018, net of discount	163,088
4.5% Convertible Senior Notes due 2015, net of discount	137,117
Revolving Credit Facilities(1)	—
Total debt (including current maturities)	575,205
Shareholders’ equity
Common stock, par value $.01 per share	356
Paid-in capital	537,211
Accumulated deficit	(65,408)
Accumulated other comprehensive loss	(18,684)
Total shareholders’ equity	453,475
Total capitalization	$1,028,680

(1)
As of June 30, 2011, the Company did not have any borrowings outstanding under its revolving credit facility. The availability of our revolving credit facility is reduced on a dollar-for-dollar basis by our outstanding letters of credit of $63.6 million as of June 30, 2011.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is based upon the historical consolidated financial information of the Company and IRP. In connection with the IRP Acquisition, the Company completed the Concurrent Offerings. The Company also redeemed its 2012 senior notes with the proceeds from the Concurrent Offerings and entered into its current revolving credit facility. The unaudited pro forma condensed consolidated income statement information has been prepared to reflect the following:

•	the pro forma results of the Company to give effect to the sale of the original notes, the 2018 convertible senior notes and common stock in the Concurrent Offerings, net of offering expenses; and

•
the pro forma results of the Company to give effect to the sale of the original notes, the 2018 convertible senior notes and common stock in the Concurrent Offerings, net of offering expenses, the IRP Acquisition, the redemption of all of the Company’s $150.0 million of its senior notes that were due on June 1, 2012 (the “2012 senior notes redemption”) and the amendment and restatement of the revolving credit facility.

The unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2011 and the year ended December 31, 2010 were prepared assuming that the IRP Acquisition and related financing transactions occurred on January 1, 2010. The historical consolidated financial information has been adjusted to give effect to estimated pro forma events that are (1) directly attributable to the IRP Acquisition and the related financing transactions, (2) factually supportable and (3) expected to have a continuing impact on the combined results of operations.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes of the Company and IRP, which are included and incorporated by reference herein.

The unaudited pro forma condensed consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of the results of operations in future periods or the results that actually would have been realized had IRP been acquired by the Company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this document. For purposes of this unaudited pro forma condensed consolidated financial information, the IRP Acquisition price has been allocated to the tangible and intangible assets acquired and liabilities assumed based on a preliminary estimate of fair value of those assets and liabilities.  The actual amounts recorded upon the finalization of the purchase price allocation may differ materially from the information presented in the accompanying unaudited pro forma condensed consolidated financial information. Additionally, the unaudited pro forma condensed consolidated financial information does not reflect the cost of any integration activities or benefits from synergies that may be derived from any integration activities nor does it include any other items not expected to have a continuing impact on the consolidated results of operations.

Certain amounts in the historical consolidated IRP financial statements have been reclassified to conform to the Company’s financial statement presentation.

JAMES RIVER COAL COMPANY
 PRO FORMA FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2011
 (in thousands)
 (Unaudited)
INCOME STATEMENT

	Historical JRCC	Adjustments for Concurrent Offerings		As Adjusted for the Concurrent Offerings	Historical IRP (a)	Adjustments for IRP Acquisition, 2012 Senior Notes Redemption and Revolving Credit Facility		As Adjusted for the Concurrent Offerings, IRP Acquisition, 2012 Senior Notes Redemption and Revolving Credit Facility

Revenues	$516,619	—		516,619	224,180	—		740,799
Cost of coal sold	421,509	—		421,509	173,728	—		595,237
Depreciation, depletion and amortization	44,245	—		44,245	10,346	717	(c)	55,308
Gross profit	50,865	—		50,865	40,106	(717)		90,254
Sales, general and administrative expenses	24,181	—		24,181	7,482	(1,420	)(d)	30,243
Other	8,504	—		8,504	—	—		8,504
Operating income (loss)	18,180	—		18,180	32,624	703		51,507
Interest expense	23,458	8,721	(b)	32,179	1,212	(7,581	)(e)	25,810
Interest income	(183)	—		(183)	(51)	—		(234)
Miscellaneous expense (income), net	438	—		438	(543)	451	(e)	346
Total other expense (income)	23,713	8,721		32,434	618	(7,130)		25,922
Income (loss) before income taxes	(5,533)	(8,721)		(14,254)	32,006	7,833		25,585
Income tax (benefit) expense	1,282	(3,052	)(f)	(1,770)	—	13,944	(f)	12,174
Net income (loss)	$(6,815)	(5,669)		(12,484)	32,006	(6,111)		13,411
Earnings (loss) per share
Basic	$(0.22)							0.38
Dilutive	(0.22)							0.38

JAMES RIVER COAL COMPANY
 PRO FORMA FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2010
 (in thousands)
 (Unaudited)
INCOME STATEMENT

	Historical JRCC	Adjustments for Concurrent Offerings		As Adjusted for the Concurrent Offerings	Historical IRP (a)	Adjustments for IRP Acquisition, 2012 Senior Notes Redemption and Revolving Credit Facility		As Adjusted for the Concurrent Offerings, IRP Acquisition, 2012 Senior Notes Redemption and Revolving Credit Facility

Revenues	$701,116	—		701,116	490,336	—		1,191,452
Cost of coal sold	514,515	—		514,515	388,241	—		902,756
Depreciation, depletion and amortization	64,368	—		64,368	33,006	4,362	(c)	101,736
Gross profit	122,233	—		122,233	69,089	(4,362)		186,960
Sales, general and administrative expenses	38,347	—		38,347	20,388	(2,000)	(d)	56,735
Other	—	—		—	(243)	—		(243)
Operating income (loss)	83,886	—		83,886	48,944	(2,362)		130,468
Interest expense	29,943	34,885	(b)	64,828	5,827	(21,033)	(e)	49,622
Interest income	(683)	—		(683)	(242)	—		(925)
Miscellaneous expense (income), net	27	—		27	(7,964)	7,330	(e)	(607)
Total other expense (income)	29,287	34,885		64,172	(2,379)	(13,703)		48,090
Income before income taxes	54,599	(34,885)		19,714	51,323	11,341		82,378
Income tax (benefit) expense	(23,566)	(12,210	)(f)	(35,776)	—	21,932	(f)	(13,844)
Net income	$78,165	(22,675)		55,490	51,323	(10,591)		96,222
Earnings per share
Basic	$2.82							2.72
Dilutive	2.82							2.72

Basis of Presentation

On April 18, 2011, the Company completed the acquisition of all of the general and limited partnership interests of IRP. The Company also has entered into certain agreements to finance the IRP Acquisition.

The accompanying unaudited pro forma condensed consolidated financial information presents the pro forma consolidated results of operations of the Company based upon the historical financial statements of the Company and IRP, after giving effect to the IRP Acquisition adjustments and the related financing transactions as described in these notes, and are intended to reflect the pro forma impact of the Concurrent Offerings, the IRP Acquisition, the 2012 Senior Notes Redemption and the revolving credit facility. Certain amounts in IRP’s historical financial statements have been reclassified to conform to the Company’s presentation.

The IRP Acquisition was accounted for using the acquisition method of accounting, whereby the IRP Acquisition price has been allocated to the tangible and intangible assets acquired and liabilities assumed based on a preliminary estimate of fair value of those assets and liabilities.  The actual amounts recorded upon the finalization of the purchase price allocation may differ materially from the information presented in the accompanying unaudited pro forma condensed consolidated financial information.

Pro Forma Adjustments

(a)	Reflects the pre-acquisition historical results of IRP until April 18, 2011, the date IRP was acquired.

(b)
Reflects the interest expense associated with the new financing, including the amortization of discount and financing costs. The interest rate on the 2018 convertible senior notes is 3.125% per annum (representing a 8.9% per annum effective interest rate giving effect to the amortization of the discount) and the interest rate on the senior notes is 7.875% per annum.

(c)	Reflects an adjustment to IRP’s historical depreciation, depletion and amortization based on the preliminary values and lives assigned to the assets acquired.

(d)
Reflects the removal of the fees paid to IRP’s owners of $1.6 million and $2.4 million for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively, and the incremental fees associated with IRP’s $18.0 million in outstanding letters of credit and a reduction in fees for existing letters of credit under the proposed new senior secured credit facilities.

(e)
These adjustments reflect the removal of IRP’s historical interest expense and removal of an unrealized gain on an interest rate swap, both of which are associated with the debt repaid prior to the completion of the IRP Acquisition. These adjustments also reflect the additional interest expense associated with the amortization of the costs associated with the revolving credit facility, the removal of a gain recorded on IRP’s historical financial statements for the purchase of a business and the removal of the historical interest on the 2012 senior notes.

(f)	Applies a 35% effective tax rate to the historical results of IRP and the pro forma adjustments.

(g)
The shares used to calculate the earnings per share for the pro forma results as of December 31, 2011 have been adjusted to reflect the 7.6 million shares issued in the Concurrent common stock offering.  The shares used to calculate the earnings per share for the pro forma results for the six months ended June 30, 2011 have been adjusted to include 1.0 million shares that were anti-dilutive prior to the pro forma adjustments and to reflect the 7.6 million shares issued in the Concurrent common stock offering as if they were issued on January 1, 2010.

(h)
The results for the six months ended June 30, 2011 include $8.5 million of transaction costs related to the IRP Acquisition and $0.7 million to write-off the unamortized financing costs with respect to the 2012 senior notes.  These charges are excluded from the pro forma income statement presentation for the year ended December 31, 2010, since they are non-recurring charges resulting directly from the IRP Acquisition or the 2012 senior notes redemption.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical consolidated financial and operating data as of and for each of the periods indicated. The selected condensed consolidated financial data as of and for the six months ended June 30, 2011 and 2010 are derived from our unaudited condensed consolidated financial statements, and in the opinion of management include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial position and operating results for these periods. The selected consolidated financial and operating data are not necessarily indicative of the results that may be expected for the entire year. The selected historical consolidated financial data as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 is derived from our audited consolidated financial statements incorporated by reference herein. The selected historical consolidated financial data as of December 31, 2008, 2007 and 2006 and for each of the two years in the period ended December 31, 2007 is derived from our audited consolidated financial statements not included in or incorporated by reference in this prospectus. All other information has been derived from our unaudited books and records. The selected historical consolidated financial and operating data is not necessarily indicative of our future performance and should be read in conjunction with “Management’s Discussion and Analysis of JRCC” and our consolidated financial statements and related notes included in our Form 10-K for the year ended December 31, 2010 filed with the SEC on March 9, 2011 and our Form 10-Q for the six months ended June 30, 2010 filed with the SEC on August 9, 2011 and incorporated herein by reference.

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands)
Consolidated Statement of Operations:
Total revenues	$516,619	367,646	$701,116	681,558	568,507	520,560	564,791
Cost of coal sold	396,927	258,055	514,515	508,888	527,888	473,347	496,799
Gain on curtailment of pension plan	—	—	—	—	—	(6,091)	—
Depreciation, depletion, and amortization	44,245	32,567	64,368	62,078	70,277	71,856	74,562
Gross profit (loss)	50,865	77,024	122,233	110,592	(29,658)	(18,552)	(6,570)
Selling, general, and administrative expenses	24,181	19,142	38,347	39,720	34,992	32,191	30,867
Acquisition Costs	8,504	—	—	—	—	—	—
Operating income (loss)	18,180	57,882	83,886	70,872	(64,650)	(50,743)	(37,437)
Interest expense	23,458	14,836	29,943	17,057	17,746	19,764	16,782
Interest income	(183)	(16)	(683)	(60)	(469)	(471)	(366)
Charges associated with repayment and amendment of debt	740	—	—	1,643	15,618	2,421	—
Miscellaneous (income) expense, net	(302)	196	27	(281)	(1,279)	(598)	(533)
Income tax (benefit) expense	1,282	(229)	(23,566)	1,559	(273)	(17,844)	(27,151)
Net (loss) income	$(6,815)	43,095	$78,165	50,954	(95,993)	(54,015)	(26,169)
Basic earnings (loss) per common share:	$(0.22)	1.56	2.82	1.85	(3.91)	(3.29)	(1.65)
Diluted earnings (loss) per common share:	$(0.22)	1.56	2.82	1.85	(3.91)	(3.29)	(1.65)

	June 30,		December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands)
Consolidated Balance Sheet Data:
Working capital (deficit)(a)	$247,923	204,509	$191,625	109,998	(54,961)	(8,471)	(2,589)
Property, plant, and equipment, net	889,982	356,770	385,652	354,088	344,848	319,204	337,780
Total assets	1,428,123	717.659	784,569	669,312	463,546	439,287	451,254
Long term debt, includes current maturities	575,205	281,081	284,022	278,268	168,000	188,800	167,493
Total shareholders’ equity	453,475	206,741	247,383	170,342	65,238	69,774	86,397

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$86,798	117,833	$169,062	27,559	(1,576)	4,022	31,680
Net cash used in investing activities	(574,268)	(34,113)	(95,344)	(72,010)	(73,589)	(49,201)	(54,738)
Net cash provided by (used in) financing activities	511,777	(1,346)	(1,273)	149,058	73,076	48,785	15,929

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands)
Supplemental Operating Data:
Tons sold	3,216	2,283	8,919	9,623	11,383	12,049	13,128
Tons produced	3,206	2,267	8,910	9,877	11,355	12,051	13,054
Revenue per ton sold(b)	$100.64	79.96	78.37	70.51	49.75	42.47	42.33
Number of employees	2,403	1,742	1,746	1,736	1,751	1,681	1,742
Capital expenditures	$58,306	34,113	95,426	72,159	74,697	49,343	62,507

_______________
(a)	Working capital is current assets less current liabilities.
(b)	Revenue per ton sold in 2007 and 2006 excludes synfuel handling revenue and revenues per ton sold for all periods presented excludes freight and handling revenues.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

The exchange offer is designed to provide holders of original notes with an opportunity to acquire exchange notes which, unlike the original notes, generally will be freely transferable at all times, subject to any restrictions on transfer imposed by state securities laws, so long as the holder is (1) acquiring the exchange notes in the ordinary course of its business, (2) has no arrangement or understanding with any person to participate in a distribution of the exchange notes and (3) is not our affiliate within the meaning of the Securities Act.

The following summary of certain provisions of the form of the letter of transmittal used in the exchange offer does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the form of the letter of transmittal, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Issuance of Original Notes. In March 2011, JRCC formed JR Escrow solely for the purpose of issuing the original 7.875% Senior Notes due 2019. These original notes in the aggregate principal amount of $275,000,000 were issued and sold by JR Escrow on March 29, 2011 to Deutsche Bank Securities, UBS Investment Bank, Raymond James, Brean Murray, Carret & Co., Dahlman Rose & Company, Johnson Rice & Company L.L.C. and Macquarie Capital, as initial purchasers, pursuant to a purchase agreement dated March 24, 2011.

The gross proceeds of the offering of the original notes, together with certain additional amounts, were deposited into a segregated escrow account until the date on which specified escrow conditions were satisfied, including the closing of the IRP Acquisition. Upon the satisfaction of the escrow conditions on April 18, 2011, JRCC assumed JR Escrow’s liabilities under the original notes, the indenture and the registration rights agreement described below.

JR Escrow issued and sold the original notes in a transaction not requiring registration under the Securities Act in reliance upon an exemption from the registration requirements of the Securities Act. The concurrent resale of the original notes by the initial purchasers to investors was effected in transactions not requiring registration under the Securities Act pursuant to Rule 144A and Regulation S thereunder.

The original notes may not be offered for resale, resold or otherwise transferred other than pursuant to a registration statement filed pursuant to the Securities Act or unless an exemption from the registration requirements of the Securities Act is available or such registration requirements otherwise are not applicable to such resale or other transfer. Pursuant to Rule 144 under the Securities Act, the original notes generally may be resold without restriction in the public market commencing six months after the issue date by a holder who is not, and has not been for the preceding three months, our affiliate if JRCC is current in the filing of its Exchange Act reports at the time of sale. After one year, no restrictions apply to public resales of the original notes by such persons, including the requirement that JRCC be current in its public reporting under the Exchange Act. Other exemptions also may be available under other provisions of the federal securities laws for the resale of the original notes.

Registration Rights Agreement. In connection with the original issuance and sale of the original notes, we entered into a registration rights agreement dated as of the Closing Date with the initial purchasers of the original notes, pursuant to which we agreed to file with the SEC a registration statement covering the exchange by us of the exchange notes for the original notes. The registration rights agreement obligates us and the subsidiary guarantors to file with the SEC an exchange offer registration statement on an appropriate form under the Securities Act with respect to an offer to the holders of the original notes to exchange their original notes for the exchange notes. The registration rights agreement provides that unless the exchange offer would not be permitted by applicable law or SEC policy, we and the subsidiary guarantors will use our commercially reasonable efforts to:

•	prepare and file with the SEC the exchange offer registration statement;

•	keep the exchange offer open for at least 20 business days (or longer if required by applicable law) after the date we provide notice of the exchange offer to holders of the original notes; and

•	consummate the exchange offer on or prior to 180 days after the issue date of the original notes which was March 29, 2011.

We and the subsidiary guarantors have filed the registration statement of which this prospectus forms a part, and are conducting the exchange offer, in compliance with these requirements.

In accordance with the registration rights agreement, each holder of original notes is required to make specified representations and comply with the undertakings summarized below under the caption “Terms of the Exchange Offer—Resales of Exchange Notes.”

If for any of the reasons specified in the registration rights agreement we and the subsidiary guarantors become obligated to file with the SEC a shelf registration statement covering resales of original notes by the holders, we will be required to use our commercially reasonable efforts to file the shelf registration statement on or prior to 90 days after such filing obligation arises and to cause the shelf registration statement to be declared effective by the SEC on or prior to 180 days after the obligation arises. In such an event, we will be obligated to use our commercially reasonable efforts to keep such shelf registration statement continuously effective, supplemented and amended until the second anniversary of the issue date of the original notes or such shorter period that will terminate when all notes covered by the shelf registration statement have been sold pursuant thereto or otherwise (the “Effectiveness Period”). A holder of original notes that sells its original notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification and contribution obligations).

Pursuant to the registration rights agreement, we will be required to pay additional interest if:

•
we have neither exchanged the exchange notes for all original notes validly tendered nor had a shelf registration statement declared effective, in either case on or prior to the 180th day after the date of issuance of the original notes;

•
we are required to file a shelf registration statement and such shelf registration statement is not declared effective on or prior to the 180th day after the date such shelf registration statement filing was requested or required; or

•
if applicable, a shelf registration has been declared effective and such shelf registration ceases to be effective at any time during the Effectiveness Period without being succeeded immediately by a post-effective amendment to such shelf registration statement, or an amendment or supplement to the prospectus forming a part thereof, that cures such failure.

Additional interest will accrue on the principal amount of the original notes (in addition to the stated interest on the original notes) following the date on which any of the registration defaults described above has occurred and will continue until all registration defaults have been cured. Additional interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of a registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period while a registration default is continuing, up to a maximum rate of additional interest of 1.00% per annum.

We have agreed to pay all expenses incident to the exchange offer (other than commissions and concessions of any broker-dealer) and to indemnify the holders of the original notes against certain liabilities, including liabilities under the Securities Act.

This summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the registration rights agreement, which is included as an exhibit to the registration statement of which this prospectus forms a part. For information about how you can view or obtain a copy of the registration rights agreement, see “Where You Can Find Additional Information.”

Resale of Exchange Notes

We believe that holders of exchange notes issued in the exchange offer may generally offer them for resale and may resell or otherwise transfer them without compliance with the registration and prospectus delivery provisions of the Securities Act.  Our belief is based on existing SEC staff interpretations and is subject to the exceptions and qualifications described in “Plan of Distribution”.

Notwithstanding those beliefs, however, each holder of original notes who wishes to exchange them in the exchange offer will be required to make representations to us.  These include representations that the holder:

•	will acquire the exchange notes in the ordinary course of its business;

•	has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes to be received in the exchange offer;

•
is not our affiliate within the meaning of Rule 405 under the Securities Act, which defines “affiliate” as a person that, directly or indirectly, controls or is controlled by, or is under common control with, a specified person;

•	if it is not a broker dealer, is not engaged in and does not intend to engage in a distribution of the exchange notes.

No holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes can rely on the SEC’s position in Exxon Capital, Morgan Stanley and Shearman & Sterling or other interpretative letters and must comply with the registration and prospectus delivery requirements of the Securities Act. Any broker-dealer that holds original notes acquired for its own account as a result of market-making activities or other trading activities, and that receives exchange notes pursuant to the exchange offer, must deliver a prospectus in connection with any resale of such exchange notes, and must agree in the letter of transmittal that it will do so. By making this acknowledgement and by delivering a prospectus, any such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed in the registration rights agreement that, for a period of 90 days or such longer period if extended pursuant to the registration rights agreement, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act. For additional information, see “Plan of Distribution.”

Terms of the Exchange Offer

We will accept for exchange all original notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the date this offer expires.  Unless extended by us, the exchange offer will expire at 5:00 p.m., New York City time on October 13, 2011.  We may extend the exchange offer in our discretion.  We will only accept original notes that are tendered in compliance with this prospectus and the terms of the letter of transmittal.  We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 in principal amount of original notes tendered and accepted for exchange

The form and terms of the exchange notes are substantially the same as those of the original notes, except that the exchange notes are registered under the Securities Act and the transfer restrictions, registration rights and related additional interest terms applicable to the original notes (as described above in the section “—Purpose of the Exchange Offer—Registration Rights Agreement”).  Accordingly, the exchange notes will not bear legends restricting their transfer.  The exchange notes evidence the same debt as the original notes.  We are issuing the exchange notes under the same indenture as the original notes.  The indenture treats the exchange notes and the original notes as a single class of debt securities and the exchange notes and the original notes are entitled to the same benefits under the indenture.

Holders may tender some or all of their original notes pursuant to the exchange offer, except that if any original notes are tendered for exchange in part, the untendered amount of such original notes must be in integral multiples of $1,000 in principal amount.  We are not conditioning this exchange offer upon any minimum aggregate principal amount of original notes being tendered for exchange. Holders of original notes will not have any appraisal or dissenters’ rights in connection with the exchange offer.

As of the date of this prospectus, we have issued $275,000,000 in principal amount of the original notes, all of which remain outstanding.  We are sending this prospectus, together with the letter of transmittal, to all registered holders of original notes.  We will not fix a record date for determining registered holders of original notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the registration rights agreement, the applicable requirements of the Exchange Act and the rules and regulations of the SEC.  Any original notes not exchanged in the exchange offer will remain valid and continue to accrue interest.  Holders of such notes will remain entitled to the rights and benefits of the indenture and the registration rights agreement.

We will be deemed to have accepted tendered original notes for exchange only when, as, and if we so notify U.S. Bank National Association, the exchange agent, and have complied with the registration rights agreement.  We will deliver the exchange notes to U.S. Bank National Association, as agent for the tendering holders.

If, for any reason, we do not accept any tendered original notes for exchange, we will return them, without expense to the tendering holder, promptly after the expiration or termination of the exchange offer.

We will generally pay all charges and expenses in connection with the exchange offer and transfer taxes imposed in connection with the exchange of the original notes for exchange notes in the name of the registered holder of the original notes (as discussed in “The Exchange Offer—Transfer Taxes”).  We will not pay taxes imposed for any other reason, such as taxes imposed as a result of a requested issuance of exchange notes in the name of a person other than the registered holder of the original notes.  Tendering note holders will not be required to pay brokerage commissions or fees or, in most cases, transfer taxes, with respect to the exchange of their original notes in the exchange offer.  See “The Exchange Offer—Fees and Expenses.”

Extensions; Amendments; Termination

We reserve the right to extend the exchange offer at our discretion. If we extend the exchange offer, we will issue a press release or other public announcement of the extension as soon as reasonably practicable, but in any event no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date. During any extension, we may continue to accept for exchange any previously tendered original notes that have not been withdrawn. During an extension, any holders who previously tendered original notes for exchange will be permitted to withdraw them.

We also reserve the right, in our sole discretion, to terminate the exchange offer if any of the conditions described in “The Exchange Offer—Conditions to the Exchange Offer” are not satisfied, or to amend the terms of the exchange offer in any manner.

We may terminate or amend the exchange offer by notice to the exchange agent. If we amend the exchange offer in a way we consider material, we will prepare a supplement to this prospectus in order to reflect the amendment and will distribute the prospectus supplement to the registered holders. Depending upon the significance of the amendment and the means we choose to notify registered holders, we may extend the exchange offer, if we deem necessary, to allow registered holders time to consider the effect of the amendment. In any event, if there were to be a material change in the exchange offer, which would include any waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change.

Interest on the Exchange Notes

As with the original notes, we will pay interest on the exchange notes at an annual rate of 7.875%. We will pay accrued interest semi-annually, on April 1 and October 1. We will make our first interest payment on October 1, 2011 The first payment will include interest from the date we initially issue the exchange notes, plus any accrued interest on the original notes for the period from their initial issue through the date of exchange. Once we issue the exchange notes, interest will no longer accrue on original notes accepted for exchange.

Conditions to the Exchange Offer

We are not required to accept any original notes for exchange, or to issue any exchange notes, and we may terminate the exchange offer before we accept any original notes for exchange, if:

•	the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC;

•
an action or proceeding has been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer, or a material adverse development has occurred in any existing action or proceeding; or

•	we do not receive all governmental approval that we deem necessary to complete the exchange offer.

These conditions are for our sole benefit.  We may assert or waive any of them, in whole or part, at any time and from time to time, prior to the expiration of the exchange offer, in our reasonable judgment, whether or not we waive any other conditions of the exchange offer.  If a condition occurs, we must either waive it and proceed with the exchange offer or terminate the exchange offer.  Our failure or delay at any time prior to the expiration of the exchange offer to exercise any of these rights will not be deemed a waiver of any such rights.  The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, provided that we will treat all tendering holders equally with respect to the same facts and circumstances.

Procedures for Tendering

You may only tender original notes held by you. To tender such notes, unless the tender is made in book-entry form, you must complete, sign, and date the letter of transmittal or a facsimile of the letter of transmittal, as well as comply with one of the procedures below for actual delivery of the original notes to us. Under specific circumstances described in the letter of transmittal, you must have your signature guaranteed. You must mail or deliver the letter of transmittal to the exchange agent before 5:00 p.m., New York City time, on October 13, 2011, the day the offer expires.  In addition, either

•	you must deliver your original notes to the exchange agent with your letter of transmittal, or

•	you must comply with the guaranteed delivery procedures.

The exchange agent must receive the letter of transmittal and other required documents before 5:00 p.m., New York City time, on October 13, 2011, the date the offer expires. Otherwise, we will not consider your notes to be properly tendered, and we will not accept them for exchange. The exchange agent’s address is set forth on page 43 and also printed on the back cover page of this prospectus. Do not send your letter of transmittal or any original notes to us.

We discuss the procedures for book entry transfer and guaranteed delivery in the next two sections below.

By tendering and not withdrawing original notes before the exchange offer expires, you agree to the terms and conditions described in this prospectus and the letter of transmittal. No alternative, conditional, irregular or contingent tender of original notes will be accepted.

We recommend that you use an overnight or hand delivery service instead of regular mail.  In all cases, you should allow sufficient time for your tender materials to be delivered to the exchange agent before the offer expires.  You may ask your broker, dealer, commercial bank, trust company or other nominee to handle these formalities for you.  However, you are responsible for choosing how to deliver your original notes, the letter of transmittal and any other required documents to the exchange agent.  You alone bear the risk of non-delivery or late delivery.

If you wish to tender any original notes of which you are the beneficial owner but that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact the registered holder as soon as possible and arrange with the registered holder to tender on your behalf.  If instead you wish to tender on your own behalf, you must first either:

•	arrange to re-register the original notes in your name, or

•	obtain a properly completed bond power from the registered holder of the original notes.

Please note that such a transfer of registered ownership may take considerable time.  We cannot assure you that you will be able to re-register your original notes before the exchange offer expires.

If the letter of transmittal is signed by anyone other than the registered holder of the tendered original notes, we will only accept the notes for exchange if:

•	the registered holder:

•	endorses the original notes, or

•	executes a properly completed bond power, and

•	an eligible guarantor institution guarantees the registered holder’s signature.

Eligible guarantor institutions are:

•	a member firm of a registered national securities exchange,

•	a member firm of the Financial Industry Regulatory Authority, Inc.,

•	a commercial bank or trust company having an office or correspondent in the United States, or

•	an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act and which is a member of a recognized signature guarantee program identified in the letter of transmittal.

The signature guarantee requirement does not apply to you if:

•	you do not check the “Special Issuance Instructions” or “Special Delivery Instructions” boxes on the letter of transmittal, or

•	you are tendering for the account of an eligible institution.

If you sign a letter of transmittal or any original notes or bond powers in your capacity as a trustee, executor, administrator, guardian, attorney-in-fact, corporate officer or other fiduciary or representative, you should indicate your capacity when signing.  You must provide with the letter of transmittal evidence satisfactory to us of your authority to act.

We will resolve all questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered original notes in our sole discretion.  Our determinations on these issues and our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.  We reserve the right to reject:

•	any original notes that are not validly tendered, or

•	any original notes where our acceptance would, in the opinion of our counsel, be unlawful.

We also reserve the right to waive any defects, irregularities or conditions of tender as to particular original notes.  We may, in our discretion, allow tendering note holders an opportunity to cure any defects or irregularities with respect to particular original notes.  We will in all cases, however, treat tendering holders equally with respect to the same facts and circumstances in our exercise, or not, of the above rights.  Although we intend to notify holders of any defects or irregularities affecting their tenders, neither we, the exchange agent nor any other person shall be liable for any failure to give such notice.  We will not consider a holder to have tendered original notes until the holder cures, or we waive, all defects or irregularities.  Unless the holder instructs differently in the letter of transmittal, the exchange agent will return improperly tendered original notes to the tendering holder promptly after the exchange offer expires.

We will issue exchange notes only after the exchange agent timely receives:

•	either:

•	the tendered original notes, or

•	confirmation that they have been transferred by book entry into the exchange agent’s account at the Depository Trust Company,

•	a properly completed, duly executed letter of transmittal, and

•	all other documents that might be required as indicated above or in the letter of transmittal.

If we do not accept your tendered original notes for exchange for any reason, or if you submit more original notes than your letter of transmittal indicates you wish to exchange, we will return the unaccepted or excess original notes to you, without cost, promptly after the expiration or termination of the exchange offer.  If you tendered the original notes by book-entry transfer, we will have the unaccepted or excess original notes credited to an account maintained with the Depository Trust Company.

Book-Entry Transfer

Within two days after the date of this prospectus, the exchange agent will ask the Depository Trust Company to establish an account for purposes of receiving original notes tendered in connection with the exchange offer.  Any institution that is a participant in Depository Trust Company’s Automated Tender Offer Program (ATOP) may make book-entry delivery of the original notes through ATOP, which enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal.  A letter of transmittal need not accompany tenders offered through ATOP.

If you deliver original notes by book-entry transfer, the Depository Trust Company must confirm to the exchange agent that the original notes have been transferred by book entry into the exchange agent’s account with Depository Trust Company.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

You may use the guaranteed delivery procedures we describe in this section if you wish to tender your original notes and either:

•	you do not have immediate access to your original notes;

•	you cannot deliver your original notes, the letter of transmittal or any other required document to the exchange agent before the offer expires; or

•	you are unable to complete the procedure for book-entry transfer on a timely basis.

The guaranteed delivery procedures require that:

•	the tender is made by or through an eligible institution;

•	the eligible institution, before the exchange offer expires, delivers a notice of guaranteed delivery (by fax, mail or hand delivery) to the exchange agent, which notice:

•	identifies the name and address of the holder,

•	identifies the registered number(s) and principal amount of the original notes tendered,

•	states that the original notes are being tendered, and

•
guarantees that the eligible institution will deliver the letter of transmittal, the original notes, and any other required documents to the exchange agent within three (3) business days after the offer expires; and

•
the exchange agent actually receives the letter of transmittal, the tendered original notes, and all other required documents within three (3) business days after the offer expires.  The eligible institution may deliver the original notes by book-entry transfer as described in the preceding section.

Upon request, the exchange agent will send a form of notice of guaranteed delivery to holders who wish to use these guaranteed delivery procedures. The notice of guaranteed delivery may be delivered by hand or transmitted by facsimile, overnight courier or mail to the exchange agent, and must include a guarantee by an eligible institution in the form set forth in such notice of guaranteed delivery. For original notes to be properly tendered pursuant to the guaranteed delivery procedure, the exchange agent must receive a notice of guaranteed delivery on or prior to the expiration date.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender of original notes at any time prior to the expiration of the exchange offer. Any original notes that are properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer.

For your withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at one of the addresses listed in the “Exchange Agent” section below before 5:00 p.m. New York City time, on October 13, 2011 (or any later date to which we extend the exchange offer).  The notice of withdrawal must:

•	identify the person who tendered the original notes;

•	identify the original notes to be withdrawn, including their principal amount(s); and

•	where certificates for original notes have been transmitted, specify the name of the registered holder of the original notes if different from the name of the withdrawing holder.

If the exchange agent has received certificates for original notes, then, before it will release the certificates, the withdrawing holder must also provide:

•	the serial numbers of the particular certificates to be withdrawn, and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is itself an eligible institution.

If you tendered original notes using the book-entry transfer procedures, we will have the original notes credited to an account maintained with the Depository Trust Company.  Your notice of withdrawal must specify the name and number of the account at the Depository Trust Company to which you want the withdrawn original notes credited.  Your notice of withdrawal must also comply with any procedures of the Depository Trust Company.

As mentioned earlier, we reserve the right to resolve all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.  Our determination on these issues will be final and binding on all parties.

We will treat any withdrawn original notes as not validly tendered, and will return them to their holder without cost, promptly after withdrawal.  You may re-tender any properly withdrawn original notes by again following the tender procedures described in this prospectus before the offer expires.

Exchange Agent

We have appointed U.S. Bank National Association as our exchange agent for this exchange offer.  You should direct all executed letters of transmittal and other required documents to the exchange agent at the address indicated below.  You should also direct any questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent.

You may contact the exchange agent as follows: U.S. Bank National Association

By Overnight Courier, Hand Delivery or Registered or Certified Mail:

U.S. Bank National Association
Attention: Specialized Finance
60 Livingston Avenue
Mail Station – EP-MN-W52N
St. Paul, Minnesota 55107-2292
By Facsimile (Eligible Institutions Only): (651) 495-8158 Confirm by Telephone or for Information: (800) 934-6802

Fees and Expenses

We will pay the expenses of soliciting tenders. We will make the principal solicitation by mail. We may make additional solicitations by telegraph, facsimile or telephone. We may also have our officers and regular employees make in-person solicitations.

We have not retained any dealer-manager in connection with the exchange offer. We will not pay any broker-dealers or others to solicit acceptances of the exchange offer. We will pay the exchange agent reasonable and customary fees for its services and will reimburse its reasonable out-of-pocket expenses in connection with the exchange offer.

We estimate that we will incur and pay $60,000 in cash expenses in connection with the exchange offer. These expenses include registration fees, fees and expenses of the exchange agent and trustee, accounting and legal fees, printing costs, and related fees and expenses.

Transfer Taxes

We will pay any transfer taxes imposed on the registered holder of original notes solely as a result of such holder’s tender thereof for exchange notes issued to such holder in the exchange offer. We will not, however, pay any transfer taxes arising for any other reason. The tendering holder will be required to pay any such other taxes, whether imposed on the registered holder or any other person.  For example, we will not pay taxes imposed on:

•	the transfer, issuance or delivery of unexchanged original notes to any person other than the registered holder; or

•	the registration of any original notes or exchange notes in the name of any person other than the tendering registered holder.

If the tendering holder does not provide with the letter of transmittal satisfactory evidence that it has paid or is exempt from any such other transfer taxes, such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the original notes, as reflected in our accounting records on the date of the exchange.  Accordingly, no gain or loss for accounting purposes will be recognized.

Consequences of Failure to Exchange

If you do not exchange your original notes in the exchange offer, your notes will remain entitled to the rights and subject to the limitations contained in the indenture.  Following the exchange offer, however, all outstanding original notes will continue to be subject to transfer restrictions, as reflected in their restrictive legends, and we will have no obligation to register outstanding original notes under the Securities Act or to pay contingent increases in interest based on our original registration obligation.  These restrictions apply because we issued the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws.  In general, you may not offer or sell the original notes unless they are registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

The securities laws of some states and other jurisdictions also prohibit the offer or sale of the original notes (and the exchange notes) unless they have been registered under those laws or are exempt from their registration requirements.  We have agreed in the registration rights agreement, subject to limitations, to register or qualify the exchange notes for offer or sale under the securities or blue sky laws of such jurisdictions if a holder of exchange notes reasonably requests in writing.  We do not intend to register or qualify the original notes under any such laws.

The liquidity of the original notes could be adversely affected by the exchange offer.

DESCRIPTION OF EXCHANGE NOTES

We issued the original notes, and we will issue the exchange notes, under an Indenture (the “Indenture”), dated as of the Closing Date, originally between JR Escrow and U.S. Bank National Association, as trustee (the “Trustee”). The original notes were assumed by JRCC on April 18, 2011, at which time all obligations of JR Escrow became solely the obligations of JRCC and the subsidiary guarantors, and, JRCC and the subsidiary guarantors became parties to the Indenture. JR Escrow was released from its obligations as issuer under the Indenture.

The terms of the exchange notes offered in exchange for the original notes will be identical in all material respects to the terms of the original notes, except that the exchange notes are registered under the Securities Act and the transfer restrictions, registration rights and related additional interest terms applicable to the original notes will not apply to the exchange notes.  As a result, we refer to the original notes and the exchange notes collectively as “Notes” for purposes of the following summary. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

For purposes of this “Description of Exchange Notes,” the term “JRCC” refers to James River Coal Company and not any of its subsidiaries. We refer to each subsidiary guarantor individually as an “Obligor” and to JRCC and all subsidiary guarantors collectively as “Obligors.”

The following summary of certain provisions of the indenture and the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the registration rights agreement, including the definitions of certain terms in the Indenture, which provisions are made a part of the Indenture by reference to the Trust Indenture Act of 1939.  Copies of the Indenture and the registration rights agreement are available upon request from JRCC. Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain capitalized terms used in the following summary, see “—Certain Definitions.”

General

The Notes will be general senior unsecured obligations of JRCC, initially limited to $275.0 million aggregate principal amount. The Notes will mature on April 1, 2019. Subject to the covenants described below under “—Covenants” and applicable law, JRCC may issue additional Notes (“Additional Notes”) under the Indenture. Any original notes that remain outstanding after the exchange offer, the exchange notes and any Additional Notes would be treated as a single class for all purposes under the Indenture, including modifications, amendments and waivers. Unless the context otherwise requires, references to “Notes” for all purposes of the Indenture and this “Description of Exchange Notes” include any Additional Notes.

Each Note will initially bear interest at the rate of 7.875% per annum from the Closing Date or from the most recent interest payment date to which interest has been paid. Interest on the Notes will be payable semiannually on April 1 and October 1 of each year, commencing October 1, 2011. Interest will be paid to Holders of record at the close of business on the March 15 or September 15 immediately preceding the interest payment date. Interest is computed on the basis of a 360-day year of twelve 30-day months.

JRCC will pay interest on overdue principal at the rate borne by the Notes plus 1.0% per annum, and it will pay interest on overdue installments of interest at the rate borne by the Notes to the extent lawful. All references in the Indenture, in any context, to any interest payable on or with respect to the Notes shall be deemed to include any additional interest payable under such circumstances.

The Notes may be exchanged or transferred at the office or agency of JRCC in The Borough of Manhattan, The City of New York. Initially, the corporate trust office of the Trustee at 100 Wall Street, Suite 1600, New York, New York 10005 will serve as such office. If you give JRCC wire transfer instructions, JRCC will pay all principal, premium and interest on your Notes in accordance with your instructions. If you do not give the JRCC wire transfer instructions, payments of principal, premium and interest will be made at the office or agency of the paying agent which will initially be the Trustee, unless JRCC elects to make interest payments by check mailed to the Holders.

The Notes will be issued only in fully registered form, without coupons, in minimum denominations of $2,000 of principal amount and integral multiples of $1,000 in excess thereof. See “—Book-Entry; Delivery and Form.” No service charge will be made for any registration of transfer or exchange of Notes, but JRCC may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Optional Redemption

JRCC may redeem the Notes, in whole or in part, at any time on or after April 1, 2015. The redemption price for the Notes (expressed as a percentage of principal amount) will be as follows, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on April 1 of any year set forth below:

Year	Redemption Price
2015	103.938%
2016	101.969%
2017 and thereafter	100.000%

In addition, at any time prior to April 1, 2014 JRCC may redeem up to 35% of the principal amount of the Notes with the Net Cash Proceeds of a Public Equity Offering conducted after the Closing Date at a redemption price (expressed as a percentage of principal amount) of 107.875%, plus accrued and unpaid interest to the redemption date; provided that at least 65% of the aggregate principal amount of the Notes originally issued in this exchange offer remains outstanding after each such redemption and notice of any such redemption is mailed within 60 days of each such Public Equity Offering.

JRCC will give not less than 30 days’ nor more than 60 days’ notice of any redemption. If less than all of the Notes are to be redeemed, selection of the Notes for redemption will be made by the Trustee:

•	in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or

•	if the Notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

However, no Note of $2,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Notes will state the portion of the principal amount to be redeemed. A new Note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note.

Guarantees

Payment of the principal of, premium, if any, and interest on the Notes will be Guaranteed, jointly and severally, on an unsecured unsubordinated basis by each Restricted Subsidiary (other than a Foreign Subsidiary) existing on April 18, 2011. In addition, from and after April 18, 2011, each future Restricted Subsidiary (other than a Foreign Subsidiary) will Guarantee the payment of the principal of, premium if any, and interest on the Notes.  As of the date of this Registration Statement, there are no Foreign Subsidiaries.

The obligations of each Subsidiary Guarantor under its Note Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable federal or state laws. Each Subsidiary Guarantor that makes a payment or distribution under its Note Guarantee will be entitled to contribution from any other Subsidiary Guarantor or JRCC, as the case may be.

The Note Guarantee issued by any Subsidiary Guarantor will be automatically and unconditionally released and discharged upon (1) any sale, exchange or transfer to any Person (other than an Affiliate of JRCC) of all of the Capital Stock of such Subsidiary Guarantor or (2) the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary, in each case, in compliance with the terms of the Indenture.

Ranking

The Notes will:

•	be general senior unsecured obligations of JRCC and the Subsidiary Guarantors;

•	rank equal in right of payment with all existing and future unsubordinated indebtedness of JRCC and the Subsidiary Guarantors;

•	rank senior in right of payment to all existing and future subordinated indebtedness of JRCC and the Subsidiary Guarantors;

•	be effectively junior to all of the obligations, including trade payables, of the Subsidiaries of JRCC that are not Subsidiary Guarantors; and

•
be effectively subordinated to all secured indebtedness of JRCC and the Subsidiary Guarnators to the extent of the value of the assets securing such indebtedness, including indebtedness outstanding under the Existing Revolving Credit Facility.

The Existing Revolving Credit Facility is secured by substantially all of the assets of JRCC and its Subsidiaries and guaranteed by each of the Subsidiary Guarantors. The Notes will be effectively subordinated to such indebtedness to the extent of such security interests.

As of June 30, 2011, JRCC and the Initial Subsidiary Guarantors had no secured indebtedness outstanding, and had approximately $575.2 million of total long term debt outstanding (net of a $102.3 million discount and excluding intercompany indebtedness), including $275.0 million in aggregate principal amount of senior notes and $300.2 million in aggregate principal amount of existing convertible senior notes.  Approximately $63.6 million of letters of credit were outstanding under the Existing Revolving Credit Facility as of June 30, 2011.

Sinking Fund

There will be no sinking fund payments for the Notes.

Covenants

Overview

In the Indenture, JRCC agreed to covenants that limit its and its Restricted Subsidiaries’ ability, among other things, to:

•	incur additional debt and issue preferred stock;

•	pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

•	place limitations on distributions from Restricted Subsidiaries;

•	issue or sell capital stock of Restricted Subsidiaries;

•	issue guarantees;

•	sell or exchange assets;

•	enter into transactions with shareholders and affiliates;

•	create liens;

•	engage in unrelated businesses; and

•	effect mergers.

In addition, if a Change of Control occurs, each Holder of Notes will have the right to require JRCC to repurchase all or a part of the Holder’s Notes at a price equal to 101% of their principal amount, plus any accrued interest to the date of repurchase.

Limitation on Indebtedness and Issuance of Preferred Stock

(a)
JRCC will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes (but excluding any Additional Notes), the Note Guarantees and other Indebtedness existing on the Closing Date) and JRCC will not permit any of its Restricted Subsidiaries to issue any preferred stock; provided, however, that JRCC or any Subsidiary Guarantor may Incur Indebtedness (including, without limitation, Acquired Indebtedness and Additional Notes) and any Restricted Subsidiary may incur Indebtedness (including, without limitation, Acquired Indebtedness and Additional Notes) or issue preferred stock if, after giving effect to the Incurrence of such Indebtedness or issuance of preferred stock and the receipt and application of the proceeds therefrom, the Fixed Charge Coverage Ratio would be greater than 2.0:1.0.

Notwithstanding the foregoing, JRCC and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

(1)
the incurrence by JRCC and any Subsidiary Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of JRCC thereunder) (together with refinancings thereof) not to exceed the greater of (A) $175.0 million less any amount of such Indebtedness permanently repaid as provided under the “Limitation on Asset Sales” covenant and (B) the product of (x) 2.0 and (y) Consolidated EBITDA for the then most recent four fiscal quarters prior to the Transaction Date for which reports have been filed with the SEC or provided to the Trustee (calculated in the same manner as for purposes of the definition of “Fixed Charge Coverage Ratio”);

(2)
Indebtedness owed (A) to JRCC or any Subsidiary Guarantor evidenced by an unsubordinated promissory note or (B) to any other Restricted Subsidiary; provided that (x) any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to JRCC or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (2) and (y) if JRCC or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated in right of payment to the Notes, in the case of JRCC, or the Note Guarantee, in the case of a Subsidiary Guarantor;

(3)	Indebtedness under the 2018 Convertible Senior Notes, including any Guarantees by Subsidiaries of the 2018 Convertible Senior Notes;

(4)
Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness outstanding under clauses (1), (2), (6), (7) and (8) and any refinancings thereof) in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that (a) Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes or the Note Guarantees shall only be permitted under this clause (4) if (x) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes or the Note Guarantees, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes or the Note Guarantees, or (y) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes or the Note Guarantees, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes or the Note Guarantees at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes or the Note Guarantees, (b) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded and (c) such new Indebtedness is Incurred by JRCC or a Subsidiary Guarantor or by the Restricted Subsidiary that is the obligor on the Indebtedness to be refinanced or refunded;

(5)
Indebtedness of JRCC, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described under “Defeasance” or “—Satisfaction and Discharge”;

(6)
Guarantees of the Notes and Guarantees of Indebtedness of JRCC or any Restricted Subsidiary of JRCC by any other Restricted Subsidiary of JRCC; provided the Guarantee of such Indebtedness is permitted by and made in accordance with the “Limitation on Issuance of Guarantees by Restricted Subsidiaries” covenant;

(7)
Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business provided, however, that such Indebtedness is extinguished within two business days of incurrence;

(8)
obligations under (a) Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by JRCC or a Restricted Subsidiary pursuant to the Indenture and (b) Commodity Agreements and Currency Agreements entered into by JRCC or a Restricted Subsidiary in the ordinary course of the financial management of JRCC or such Restricted Subsidiary and not for speculative purposes;

(9)
Acquired Indebtedness; provided, however, that on the date of such acquisition and after giving effect thereto, JRCC would have been able to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of part (a) of this covenant;

(10)
the incurrence by JRCC or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, reclamation, statutory obligations, bankers’ acceptances, performance, surety or similar bonds and letters of credit or completion or performance guarantees (including without limitation, performance guarantees pursuant to coal supply agreements or equipment leases), or other similar obligations in the ordinary course of business; and

(11)
additional Indebtedness of JRCC (in addition to Indebtedness permitted under clauses (1) through (10) above) in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed $20.0 million, less any amount of such Indebtedness permanently repaid as provided under the “Limitation on Asset Sales” covenant.

(b)
Notwithstanding any other provision of this “Limitation on Indebtedness and Issuance of Preferred Stock” covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this “Limitation on Indebtedness and Issuance of Preferred Stock” covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

(c)
For purposes of determining any particular amount of Indebtedness under this “Limitation on Indebtedness and Issuance of Preferred Stock” covenant, (x) Indebtedness outstanding under the Credit Facilities on the Closing Date shall be treated as Incurred pursuant to clause (1) of the second paragraph of part (a) of this “Limitation on Indebtedness and Issuance of Preferred Stock” covenant, (y) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (z) any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant shall not be treated as Indebtedness. For purposes of determining compliance with this “Limitation on Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above other than Indebtedness referred to in clause (x) of the preceding sentence, including under the first paragraph of clause (a), JRCC, in its sole discretion, may classify, and from time to time may reclassify, such item of Indebtedness.

(d)
The Obligors will not Incur any Indebtedness if such Indebtedness is subordinate in right of payment to any other Indebtedness unless such Indebtedness is also subordinate in right of payment to the Notes (in the case of JRCC) or the Note Guarantees (in the case of any Subsidiary Guarantor), in each case, to the same extent.

Limitation on Restricted Payments

JRCC will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on common stock of Restricted Subsidiaries (other than Subsidiary Guarantors) held by minority shareholders) held by Persons other than JRCC or any of its Restricted Subsidiaries, (2) purchase, call for redemption or redeem, retire or otherwise acquire for value any shares of Capital Stock (including options, warrants or other rights to acquire such shares of Capital Stock) of (A) JRCC or any Subsidiary Guarantor held by any Person or (B) a Restricted Subsidiary other than a Subsidiary Guarantor held by any Affiliate of JRCC (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of JRCC, (3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of JRCC that is subordinated in right of payment to the Notes or any Indebtedness of a Subsidiary Guarantor that is subordinated in right of payment to a Note Guarantee or (4) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively “Restricted Payments”) if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A)	a Default or Event of Default shall have occurred and be continuing,

(B)	JRCC could not Incur at least $1.00 of Indebtedness under the first paragraph of part (a) of the “Limitation on Indebtedness and Issuance of Preferred Stock” covenant, or

(C)	the aggregate amount of all Restricted Payments made after the Closing Date would exceed the sum of:

(i)
50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the Trustee, plus

(ii)
the aggregate Net Cash Proceeds received by JRCC after the Closing Date as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock or the Closing Date Common Stock) to a Person who is not a Subsidiary of JRCC, including an issuance or sale permitted by the Indenture of Indebtedness of JRCC (other than the 2018 Convertible Senior Notes) for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of JRCC, or from the issuance to a Person who is not a Subsidiary of JRCC of any options, warrants or other rights to acquire Capital Stock of JRCC (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the Holder, or are required to be redeemed, prior to the Stated Maturity of the Notes), plus

(iii)
an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person after the Closing Date resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case, to JRCC or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), from the release of any Guarantee or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investments”), not to exceed, in each case, the amount of Investments previously made by JRCC or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

The foregoing provision shall not be violated by reason of:

(1)
the payment of any dividend or redemption of any Capital Stock within 60 days after the related date of declaration or call for redemption if, at said date of declaration or call for redemption, such payment or redemption would comply with the preceding paragraph;

(2)
the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes or any Note Guarantee, including premium, if any, and accrued interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (4) of the second paragraph of part (a) of the “Limitation on Indebtedness and Issuance of Preferred Stock” covenant;

(3)
the repurchase, redemption or other acquisition of Capital Stock of JRCC or a Subsidiary Guarantor (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of JRCC (or options, warrants or other rights to acquire such Capital Stock); provided that such options, warrants or other rights are not redeemable at the option of the holder, or required to be redeemed, prior to the Stated Maturity of the Notes;

(4)
the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness which is subordinated in right of payment to the Notes or any Note Guarantee in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of JRCC (or options, warrants or other rights to acquire such Capital Stock); provided that such options, warrants or other rights are not redeemable at the option of the holder, or required to be redeemed, prior to the Stated Maturity of the Notes;

(5)
payments or distributions to dissenting shareholders required by applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets of JRCC that complies with the provisions described under “Consolidation, Merger and Sale of Assets”;

(6)	Investments acquired as a capital contribution to, or in exchange for, or out of the proceeds of a substantially concurrent offering of, Capital Stock (other than Disqualified Stock) of JRCC;

(7)	the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof;

(8)
the purchase, redemption, acquisition, cancellation or other retirement for a nominal value per right of any rights granted to all the holders of common stock of JRCC pursuant to any shareholders’ rights plan adopted for the purpose of protecting shareholders from unfair takeover tactics; provided that any such purchase, redemption, acquisition, cancellation or other retirement of such rights shall not be for the purpose of evading the limitations of this covenant; or

(9)	Restricted Payments in an aggregate amount which, when taken together with all Restricted Payments made pursuant to this clause (9), do not exceed $20.0 million;

provided that, except in the case of clauses (1) and (3), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

Each Restricted Payment described in the preceding paragraph (other than the Restricted Payments referred to in clause (2) or (7) thereof or an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) thereof or an Investment acquired as a capital contribution or in exchange for Capital Stock referred to in clause (6) thereof) and made since the Closing Date shall be included in calculating whether the conditions of clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments, and the Net Cash Proceeds from any issuance of Capital Stock referred to in clause (3), (4) or (6) shall not be included in such calculation. In the event the proceeds of an issuance of Capital Stock of JRCC are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is pari passu with the Notes or any Note Guarantee, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

For purposes of determining compliance with this “Limitation on Restricted Payments” covenant, (x) the amount, if other than in cash, of any Restricted Payment shall be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution and (y) in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including the first paragraph of this “Limitation on Restricted Payments” covenant, JRCC, in its sole discretion, may order and classify, and from time to time may reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of such reclassification.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

JRCC will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (1) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by JRCC or any other Restricted Subsidiary, (2) repay any Indebtedness owed to JRCC or any other Restricted Subsidiary, (3) make loans or advances to JRCC or any other Restricted Subsidiary or (4) transfer any of its property or assets to JRCC or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:

(1)
existing on the Closing Date in the credit agreement governing the Existing Revolving Credit Facility, the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(2)	existing under or by reason of applicable law;

(3)
with respect to any Person or the property or assets of such Person acquired by JRCC or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired and any extensions, refinancings, renewals or replacements thereof; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(4)	in the case of clause (4) of the first paragraph of this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant:

(A)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B)
existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of JRCC or any Restricted Subsidiary not otherwise prohibited by the Indenture, or

(C)
arising or agreed to in the normal course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of JRCC or any Restricted Subsidiary in any manner material to JRCC or any Restricted Subsidiary;

(5)
with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; and

(6)	arising from customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business.

Nothing contained in this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent JRCC or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted under the “Limitation on Liens” covenant or (2) restricting the sale or other disposition of property or assets of JRCC or any of its Restricted Subsidiaries that secure Indebtedness of JRCC or any of its Restricted Subsidiaries.

Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

JRCC will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

(1)	to JRCC or a Wholly Owned Restricted Subsidiary;

(2)	issuances of director’s qualifying shares or sales to foreign nationals of shares of Capital Stock of Restricted Subsidiaries that are Foreign Subsidiaries, to the extent required by applicable law;

(3)
if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “Limitation on Restricted Payments” covenant if made on the date of such issuance or sale, provided that such Investment shall be deemed for purposes of such covenant to have been made under such covenant on the date of such issuance or sale; or

(4)
sales of common stock (including options, warrants or other rights to purchase shares of such common stock) of a Restricted Subsidiary, provided that JRCC or such Restricted Subsidiary applies the Net Cash Proceeds of any such sale in accordance with the “Limitation on Asset Sales” covenant.

Limitation on Issuance of Guarantees by Restricted Subsidiaries

JRCC will cause each Restricted Subsidiary other than a Foreign Subsidiary to execute and deliver a supplemental indenture to the Indenture providing for a Guarantee (a “Subsidiary Guarantee”) of payment of the Notes by such Restricted Subsidiary.

JRCC will not permit any Restricted Subsidiary which is not a Subsidiary Guarantor (other than a Foreign Subsidiary), directly or indirectly, to Guarantee any Indebtedness (“Guaranteed Indebtedness”) of JRCC or any other Restricted Subsidiary, unless (a) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (also a “Subsidiary Guarantee”) of payment of the Notes by such Restricted Subsidiary and (b) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against JRCC or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee until the Notes have been paid in full.

If the Guaranteed Indebtedness is (A) pari passu in right of payment with the Notes or any Note Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be pari passu in right of payment with, or subordinated to, the Subsidiary Guarantee or (B) subordinated in right of payment to the Notes or any Note Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes or the Note Guarantee.

Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(1)
any sale, exchange or transfer, to any Person not an Affiliate of JRCC, of all of JRCC’s and each Restricted Subsidiary’s Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or upon the designation of such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the Indenture; or

(2)	the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

Limitation on Transactions with Shareholders and Affiliates

JRCC will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of JRCC or with any Affiliate of JRCC or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to JRCC or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not such a holder or an Affiliate.

The foregoing limitation does not limit, and shall not apply to:

(1)
transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which JRCC or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking, accounting, valuation or appraisal firm stating that the transaction is fair to JRCC or such Restricted Subsidiary from a financial point of view;

(2)	any transaction solely between JRCC and any of its Restricted Subsidiaries or solely among Restricted Subsidiaries;

(3)
the payment of reasonable and customary regular fees to officers, directors, employees or consultants of JRCC or any of its Restricted Subsidiaries and indemnification arrangements entered into by JRCC consistent with past practices of JRCC;

(4)
any payments or other transactions pursuant to any tax-sharing agreement between JRCC and any other Person with which JRCC files a consolidated tax return or with which JRCC is part of a consolidated group for tax purposes;

(5)	any sale of shares of Capital Stock (other than Disqualified Stock) of JRCC;

(6)	any Permitted Investments or any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant; and

(7)
any agreement as in effect or entered into as of the Closing Date (as disclosed in this prospectus) or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) and any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Closing Date.

Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this “Limitation on Transactions with Shareholders and Affiliates” covenant and not covered by clauses (2) through (8) of this paragraph, (a) the aggregate amount of which exceeds $5.0 million in value, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above and (b) the aggregate amount of which exceeds $20.0 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

Limitation on Liens

JRCC will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character (including any shares of Capital Stock or Indebtedness of any Restricted Subsidiary), without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien.

The foregoing limitation does not apply to:

(1)	Liens existing on the Closing Date;

(2)	Liens granted on or after the Closing Date on any assets or Capital Stock of JRCC or its Restricted Subsidiaries created in favor of the Holders;

(3)
Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to JRCC or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to JRCC or such other Wholly Owned Restricted Subsidiary;

(4)
Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (4) of the second paragraph of part (a) of the “Limitation on Indebtedness and Issuance of Preferred Stock” covenant; provided that such Liens do not extend to or cover any property or assets of JRCC or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

(5)	Liens to secure Indebtedness in respect of Credit Facilities under clause (1) of the second paragraph of part (a) of the “Limitation of Indebtedness and Issuance of Preferred Stock” covenant;

(6)
Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the “Limitation on Indebtedness and Issuance of Preferred Stock” covenant, to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

(7)
Liens on cash set aside at the time of the Incurrence of any Indebtedness, or government securities purchased with such cash, in either case, to the extent that such cash or government securities pre-fund the payment of interest on such Indebtedness and are held in a collateral or escrow account or similar arrangement to be applied for such purpose;

(8)
Liens on cash collateral pledged by JRCC to secure obligations of IRP and certain of its Subsidiaries in respect of issued and outstanding letters of credit in the aggregate face amount of up to $18.5 million, together with related and reasonable fees and expenses; and

(9)	Permitted Liens.

Limitation on Sale and Leaseback Transactions

JRCC will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction involving any of its assets or properties whether now owned or hereafter acquired; provided, however, that JRCC or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(a)
the consideration received in such Sale and Leaseback Transaction is at least equal to the fair market value of the property so sold or otherwise transferred, as determined by a resolution of the Board of Directors;

(b)
JRCC or such Restricted Subsidiary, as applicable, would be permitted to grant a Lien to secure Indebtedness under the “Limitation on Liens” covenant in the amount of the Attributable Debt in respect of such Sale Leaseback Transaction;

(c)
prior to and after giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, JRCC and such Restricted Subsidiary comply with the “Limitation on Indebtedness and Issuance of Preferred Stock” covenant; and

(d)	JRCC or such Restricted Subsidiary applies the proceeds received from such sale in accordance with the “Limitation on Asset Sales” covenant.

Limitation on Asset Sales

JRCC will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (1) the consideration received by JRCC or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (2) at least 75% of the consideration received consists of (a) cash or Temporary Cash Investments, (b) the assumption of unsubordinated Indebtedness of JRCC or any Subsidiary Guarantor or Indebtedness of any other Restricted Subsidiary (in each case, other than Indebtedness owed to JRCC or any Affiliate of JRCC), provided that JRCC, such Subsidiary Guarantor or such other Restricted Subsidiary is irrevocably and unconditionally released in writing from all liability under such Indebtedness, or (c) Replacement Assets.

JRCC will, or will cause the relevant Restricted Subsidiary to:

(1)	within 12 months after the date of receipt of any Net Cash Proceeds from an Asset Sale,

(A)
apply an amount equal to such Net Cash Proceeds to permanently repay unsubordinated Indebtedness of JRCC or any Subsidiary Guarantor or Indebtedness of any other Restricted Subsidiary, in each case, owing to a Person other than JRCC or any Affiliate of JRCC, or

(B)	invest an equal amount or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest) in Replacement Assets, and

(2)
apply (no later than the end of the 12-month period referred to in clause (1)) any excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraphs of this “Limitation on Asset Sales” covenant.

The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period (or, if later, 90 days after the execution of any agreement with respect to such application, which agreement is signed within 12 months of the date of the receipt of such Net Cash Proceeds) shall constitute “Excess Proceeds.”

If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals at least $20.0 million, JRCC must commence, not later than the fifteenth business day of such month, and consummate an Offer to Purchase from the Holders (and, if required by the terms of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness”), from the holders of such Pari Passu Indebtedness) on a pro rata basis an aggregate principal amount of Notes (and Pari Passu Indebtedness) equal to the Excess Proceeds on such date, at a purchase price equal to 100% of their principal amount, plus, in each case, accrued interest (if any) to the Payment Date. To the extent that any Excess Proceeds remain after consummation of an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant, JRCC may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture and the amount of Excess Proceeds shall be reset to zero.

Limitation on Business Activities

JRCC will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Permitted Business.

Repurchase of Notes upon a Change of Control

JRCC must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of their principal amount, plus accrued interest (if any) to the Payment Date.

There can be no assurance that JRCC will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be required by the terms of any other securities or indebtedness of JRCC which might be outstanding at the time).

The Existing Revolving Credit Facility prohibits or limits, and future credit agreements or other agreements to which JRCC becomes a party may prohibit or limit, JRCC from purchasing any Notes as a result of a Change of Control. In the event a Change of Control occurs at a time when JRCC is prohibited from purchasing the Notes, JRCC could seek the consent of its lenders to permit the purchase of the Notes or could attempt to refinance the indebtedness subject to such prohibition. If JRCC does not obtain such consent or repay such indebtedness, JRCC will remain prohibited from purchasing the Notes. In such case, JRCC’s failure to purchase tendered Notes after any applicable notice and lapse of time would constitute an Event of Default under the Indenture.

The Existing Revolving Credit Facility provides, and future credit agreements or other agreements relating to senior indebtedness to which JRCC becomes a party may provide, that certain change of control events with respect to JRCC (including transactions that would constitute a Change of Control under the Indenture) would constitute a default thereunder. If JRCC experiences a change of control event that triggers a default under the Credit Facilities, JRCC could seek a waiver of such default or seek to refinance the Credit Facilities. In the event JRCC does not obtain such a waiver or refinance the Credit Facilities, such default could result in amounts outstanding under the Credit Facilities being declared due and payable.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of JRCC and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the initial purchasers and JRCC. JRCC has no present intention to engage in a transaction involving a Change of Control, although it is possible that JRCC could decide to do so in the future. Subject to the limitations discussed below, JRCC could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect JRCC’s capital structure or credit ratings. Restrictions on JRCC’s ability to incur additional Indebtedness are contained in the “Limitation on Indebtedness and Issuance of Preferred Stock” covenant and the “Limitation on Liens” covenant. Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of JRCC to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of JRCC. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require JRCC to make an Offer to Purchase the Notes as described above.

JRCC will not be required to make an Offer to Purchase in certain circumstances involving a significant change in the composition of the Board of Directors, including in connection with a proxy contest in which the Board of Directors does not approve a dissident slate of directors but approves them for purposes of clause (4) of the definition of “Change of Control,” even if the Board of Directors initially opposed the directors.

JRCC will not be required to make an Offer to Purchase upon the occurrence of a Change of Control if a third party makes an offer to purchase the Notes in the manner, at the times and price and otherwise in compliance with the requirements of the Indenture applicable to an Offer to Purchase for a Change of Control and purchases all Notes validly tendered and not withdrawn in such offer to purchase.

The provisions under the Indenture relative to JRCC’s obligation to make an Offer to Purchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

SEC Reports and Reports to Holders

Whether or not JRCC is then required to file reports with the SEC under the Exchange Act, JRCC will file with the SEC (unless the SEC will not accept or does not permit such a filing, in which case JRCC will supply to the Trustee for forwarding to each Holder, without cost to any Holder), within the time periods specified in the SEC’s rules and regulations:

(1)
all quarterly and annual financial information with respect to JRCC and its Subsidiaries that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if JRCC were required to file such Forms under the Exchange Act, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and, with respect to the annual information only, a report on the annual financial statements by JRCC’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if JRCC were required to file such reports under the Exchange Act.

If JRCC has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, or in “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” of the financial condition and results of operations of JRCC and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of JRCC.

In addition, JRCC agrees that, for so long as any Notes remain outstanding, if at any time it is not required to file with the SEC the reports and other information required by the preceding paragraphs, it will furnish to Holders of Notes and prospective investors in the Notes, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

For so long as JRCC files the foregoing reports and other information with the SEC, JRCC will be deemed to have furnished such reports and other information to the Trustee if JRCC has filed such reports and other information with the SEC via the EDGAR filing system or any successor electronic filing system and such reports are publicly available.

Events of Default

The following events will be defined as “Events of Default” in the Indenture:

(a)	default in the payment of principal of (or premium, if any, on) any Notes when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b)	default in the payment of interest on any Notes when the same becomes due and payable, and such default continues for a period of 30 days;

(c)
default in the performance or breach of the provisions under the caption “Consolidation, Merger and Sale of Assets” or the failure by JRCC to make or consummate an Offer to Purchase in accordance with the “Limitation on Asset Sales” covenant or the provisions under the caption “—Repurchase of Notes upon a Change of Control”;

(d)
JRCC or any Subsidiary Guarantor defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

(e)
there occurs with respect to any issue or issues of Indebtedness of JRCC, any Subsidiary Guarantor or any Significant Subsidiary having an outstanding principal amount of $20.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(f)
any final judgment or order (to the extent not insured by a reputable and credit-worthy insurer that has not contested coverage with respect to the underlying claim) for the payment of money in excess of $20.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against JRCC, any Subsidiary Guarantor or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $20.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g)
a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of JRCC, any Subsidiary Guarantor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of JRCC, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of JRCC, any Subsidiary Guarantor or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of JRCC, any Subsidiary Guarantor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days;

(h)
JRCC, any Subsidiary Guarantor or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of JRCC, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of JRCC, any Subsidiary Guarantor or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; or

(i)
any Subsidiary Guarantor repudiates its obligations under its Note Guarantee or, except as permitted by the Indenture, any Note Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect and such default continues for 10 days.

If an Event of Default (other than an Event of Default specified in clause (g) or (h) above that occurs with respect to JRCC, any Subsidiary Guarantor or any Significant Subsidiary) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to JRCC (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by JRCC, the relevant Subsidiary Guarantor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. No such rescission shall affect any subsequent Default or impair any right consequent thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to JRCC, any Subsidiary Guarantor or any Significant Subsidiary, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Holders of at least a majority in principal amount of the outstanding Notes by written notice to JRCC and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (x) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and accrued interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (y) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. No such rescission shall affect any subsequent Default or impair any right consequent thereto. For information as to the waiver of defaults, see “—Modification, Amendment and Waiver.”

The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

(1)	the Holder gives the Trustee written notice of a continuing Event of Default;

(2)	the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3)	such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a Notes to receive payment of the principal of or premium, if any, or interest on, such Notes, or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

Officers of JRCC must certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of JRCC and its Restricted Subsidiaries and JRCC’s and its Restricted Subsidiaries’ performance under the Indenture and that JRCC and its Restricted Subsidiaries have fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. JRCC will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Consolidation, Merger and Sale of Assets

JRCC will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it unless:

(1)
it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or into which it is merged or that acquired or leased such property and assets (the “Surviving Person”) shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of JRCC’s obligations under the Indenture and the Notes;

(2)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3)
immediately after giving effect to such transaction on a pro forma basis, JRCC (or the Surviving Person, if applicable) could Incur at least $1.00 of Indebtedness under the first paragraph of part (a) of the “Limitation on Indebtedness and Issuance of Preferred Stock” covenant; provided that this clause (3) shall not apply to a consolidation, merger or sale of all (but not less than all) of the assets of JRCC if all Liens and Indebtedness of JRCC (or the Surviving Person), together with the Restricted Subsidiaries of such Person, outstanding immediately after such transaction would have been permitted (and all such Liens and Indebtedness, other than Liens and Indebtedness of such Person and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indenture;

(4)
each Subsidiary Guarantor, unless such Subsidiary Guarantor is the Person with which JRCC has entered into a transaction under this “Consolidation, Merger and Sale of Assets” section, shall have, by supplemental indenture amending its Note Guarantee, confirmed that its Note Guarantee shall apply to the obligations of JRCC or the Surviving Person in accordance with the Notes and the Indenture; and

(5)
JRCC will have delivered to the Trustee an officers’ certificate (attaching the arithmetic computations to demonstrate compliance with clause (3) of this paragraph) and an opinion of counsel, each stating that such transaction and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture, that all conditions precedent in the Indenture relating to such transaction have been satisfied and that such supplemental indenture is enforceable;

provided, however, that clause (3) above shall not apply if, in the good faith determination of the Board of Directors, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of JRCC and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

No Subsidiary Guarantor will consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it unless:

(1)
it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or into which it is merged or that acquired or leased such property and assets shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of such Subsidiary Guarantor’s obligations under its Note Guarantee;

(2)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(3)
JRCC will have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and such supplemental indenture comply with the applicable provisions of the Indenture, that all conditions precedent in the Indenture relating to such transaction have been satisfied and that such supplemental indenture is enforceable.

The foregoing requirements of this paragraph shall not apply to a consolidation or merger of any Subsidiary Guarantor with and into JRCC or any other Subsidiary Guarantor, so long as JRCC or such Subsidiary Guarantor survives such consolidation or merger.

Defeasance

Defeasance and Discharge. The Indenture will provide that JRCC will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(A)
JRCC has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes;

(B)
JRCC has delivered to the Trustee (1) either (x) an opinion of counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of JRCC’s exercise of its option under this “Defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel and (2) an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

(C)
immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit (other than any Default or Event of Default resulting from the borrowing of funds to be applied to make the deposit referred to in clause (A) above and the granting of Liens in connection therewith) or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which JRCC or any of its Subsidiaries is a party or by which JRCC or any of its Subsidiaries is bound; and

(D)
if at such time the Notes are listed on a national securities exchange, JRCC has delivered to the Trustee an opinion of counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants and Certain Events of Default. The Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clause (3) of the first paragraph under “—Consolidation, Merger and Sale of Assets” and all the covenants described herein under “—Covenants,” and clause (c) under “Events of Default” with respect to such clause (3) of the first paragraph under “—Consolidation, Merger and Sale of Assets,” clause (d) under “Events of Default” with respect to such other covenants and clauses (e) and (f) under “Events of Default” shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(2), (C) and (D) of the preceding paragraph and the delivery by JRCC to the Trustee of an opinion of counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Defeasance and Certain Other Events of Default. In the event that JRCC exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, JRCC will remain liable for such payments and JRCC’s obligations or any Subsidiary Guarantor’s Note Guarantee with respect to such payments will remain in effect.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1)	either:

(A)
all of the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust by JRCC and thereafter repaid to JRCC) have been delivered to the Trustee for cancellation or

(B)
all Notes not theretofore delivered to the Trustee for cancellation have become due and payable pursuant to an optional redemption notice or otherwise or will become due and payable within one year, and JRCC has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from JRCC directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; and

(2)	JRCC has paid all other sums payable under the Indenture by JRCC.

The Trustee will acknowledge the satisfaction and discharge of the Indenture if JRCC has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification, Amendment and Waiver

The Indenture may be modified or amended, without notice to or the consent of any Holder, to:

(1)	cure any ambiguity, defect or inconsistency in the Indenture;

(2)	comply with the provisions described under “Consolidation, Merger and Sale of Assets” or “Limitation on Issuance of Guarantees by Restricted Subsidiaries”;

(3)	evidence and provide for the acceptance of appointment by a successor Trustee;

(4)	add a Subsidiary Guarantor; or

(5)	make any change that, in the good faith opinion of the Board of Directors, does not materially and adversely affect the rights of any Holder.

Modifications and amendments of the Indenture may be made by JRCC, the Subsidiary Guarantors and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), in each case other than Notes beneficially owned by JRCC or its Affiliates; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby:

(1)	change the Stated Maturity of the principal of, or any installment of interest on, any Notes;

(2)	reduce the principal amount of, or premium, if any, or interest on, any Notes;

(3)	change the optional redemption dates or optional redemption prices of the Notes from that stated under the caption “—Optional Redemption”;

(4)	change the place or currency of payment of principal of, or premium, if any, or interest on, any Notes;

(5)	impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Notes;

(6)	waive a default in the payment of principal of, premium, if any, or interest on the Notes;

(7)	release any Subsidiary Guarantor from its Note Guarantee, except as provided in the Indenture;

(8)
amend or modify any of the provisions of the Indenture in any manner which subordinates the Notes issued thereunder in right of payment to any other Indebtedness of JRCC or which subordinates any Note Guarantee in right of payment to any other Indebtedness of the Subsidiary Guarantor issuing any such Note Guarantee; or

(9)
alter the rights of any Holder to receive payment of principal of or interest on any Note or bring suit for the enforcement of any such payment, alter the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or alter this proviso.

Governing Law

The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

No Personal Liability of Incorporators, Shareholders, Officers, Directors, Employees or Controlling Persons

No recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of any Obligor in the Indenture, or in any of the Notes or Note Guarantees or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of JRCC or any Subsidiary Guarantor or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

Concerning the Trustee

Except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of JRCC or any Subsidiary Guarantor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Book-Entry; Delivery and Form

The exchange notes will initially be represented by one or more exchange notes in registered, global form without interest coupons. Global exchange notes will be exchanged with the Trustee as custodian for The Depository Trust Company, also referred to as DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in as described below.

Except as set forth below, the global exchange notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee.  Beneficial interests in the global exchange notes may not be exchanged for exchange notes in certificated form except in the limited circumstances described below.  See “—Exchange of Book-Entry Exchange Notes for Certificated Exchange Notes.”

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. JRCC takes no responsibility for these operations and procedures and urge investors to contact the applicable settlement system or their participants directly to discuss these matters.

DTC has advised JRCC that DTC is a limited-purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between the participants through electronic book-entry changes in accounts of the participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and the indirect participants.

DTC has also advised JRCC that, pursuant to procedures established by it,

(1)	upon deposit of the global Notes, DTC will credit the accounts of participants designated by the beneficiaries with portions of the principal amount of the global Notes, and

(2)
ownership of such interests in the global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global Notes).

All interests in a global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such system.

The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global Note to such Persons may be limited to that extent. Because DTC can act only on behalf of the participants, which in turn act on behalf of the indirect participants and certain banks, the ability of a Person having beneficial interests in a global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the Notes, see “—Exchange of Book-Entry Notes for Certificated Notes”.

Except as described below, owners of interests in the global Notes will not have  Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a global Note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, JRCC and the Trustee will treat the Persons in whose names the Notes, including the global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of JRCC, the Trustee or any agent of JRCC or the Trustee has or will have any responsibility or liability for (1) any aspect or accuracy of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership of interests in the global Notes or (2) any other matter relating to the actions and practices of DTC or any of the participants or the indirect participants.

DTC has advised JRCC that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or JRCC. Neither JRCC nor the Trustee will be liable for any delay by DTC or any of the participants in identifying the beneficial owners of the Notes, and JRCC and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the global Notes for all purposes.

Except for trades involving only Euroclear and Clearstream participants, interests in the global Notes will trade in DTC’s same-day funds settlement system and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and the participants.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds. Transfers between accountholders in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between the accountholders in DTC on the one hand and directly or indirectly through Euroclear or Clearstream accountholders, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear or Clearstream accountholders may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream accountholder purchasing an interest in a global Note from an accountholder in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in a global Note by or through a Euroclear or Clearstream accountholder to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

DTC has advised JRCC that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more participants in whose account with DTC interests in the global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global Notes among accountholders in DTC and accountholders of Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of JRCC, the Trustee or any agent of JRCC or the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants, indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

A global Note is exchangeable for definitive Notes in registered certificated form if

(1)
DTC (a) notifies JRCC that it is unwilling or unable to continue as depository for the global Note and JRCC thereupon fails to appoint a successor depository within 90 days or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2)	JRCC, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in certificated form; or

(3)	there shall have occurred and be continuing an Event of Default with respect to the Notes.

In addition, beneficial interests in a global Note may be exchanged for certificated Notes upon prior written notice given to the Trustee by DTC on behalf of its direct or indirect participants in accordance with the Indenture.

In all the above cases, certificated Notes delivered in exchange for any global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Definitions

Set forth below are defined terms used in the covenants and other provisions of the Indenture.

“2018 Convertible Senior Notes” means the $230.0 million aggregate principal amount of JRCC’s convertible senior notes due 2018 issued on March 29, 2011.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or Indebtedness of a Restricted Subsidiary assumed in connection with an Asset Acquisition by such Restricted Subsidiary; provided such Indebtedness was not Incurred in connection with or in contemplation of such Person becoming a Restricted Subsidiary or such Asset Acquisition.

“Adjusted Consolidated Net Income” means, for any period, the aggregate net income (or loss) of JRCC and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

(1)
the net income (or loss) of any Person that is not a Restricted Subsidiary, except that, subject to the exclusion contained in clause (4) below, JRCC’s equity in the net income (or loss) of any such Person for such period shall be included in such Adjusted Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to JRCC or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below);

(2)
solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the “Limitation on Restricted Payments” covenant, the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with JRCC or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by JRCC or any of its Restricted Subsidiaries;

(3)
the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(4)	any gains or losses (on an after-tax basis) attributable to sales of assets outside the ordinary course of business of JRCC and its Restricted Subsidiaries;

(5)
solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the “Limitation on Restricted Payments” covenant, any amount paid or accrued as dividends on preferred stock of JRCC owned by Persons other than JRCC and any of its Restricted Subsidiaries;

(6)	all extraordinary gains or, solely for purposes of calculating the Fixed Charge Coverage Ratio, extraordinary losses;

(7)	the cumulative effect of a change in accounting principles; and

(8)	income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued).

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Asset Acquisition” means (1) an investment by JRCC or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with JRCC or any of its Restricted Subsidiaries or (2) an acquisition by JRCC or any of its Restricted Subsidiaries of the property and assets of any Person other than JRCC or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person.

“Asset Disposition” means the sale or other disposition by JRCC or any of its Restricted Subsidiaries of (1) all or substantially all of the Capital Stock of any Restricted Subsidiary or (2) all or substantially all of the assets that constitute a division or line of business of JRCC or any of its Restricted Subsidiaries.

“Asset Sale” means any sale, transfer or other disposition (including by way of merger or consolidation or Sale Leaseback Transaction) in one transaction or a series of related transactions by JRCC or any of its Restricted Subsidiaries to any Person other than JRCC or any of its Restricted Subsidiaries of:

(1)	all or any of the Capital Stock of any Restricted Subsidiary,

(2)	all or substantially all of the property and assets of an operating unit or business of JRCC or any of its Restricted Subsidiaries, or

(3)
any other property and assets (other than the Capital Stock or other Investment in an Unrestricted Subsidiary) of JRCC or any of its Restricted Subsidiaries outside the ordinary course of business of JRCC or such Restricted Subsidiary, in each case, that is not governed by the provisions described under “Consolidation, Merger and Sale of Assets”; provided that “Asset Sale” shall not include:

(a)	sales or other dispositions of inventory, receivables and other current assets,

(b)	sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under the “Limitation on Restricted Payments” covenant,

(c)	sales, transfers or other dispositions of assets with a fair market value not in excess of $5.0 million in any transaction or series of related transactions,

(d)
any sale, transfer, assignment or other disposition of any property or equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of JRCC or its Restricted Subsidiaries, or

(e)
sales or grants of licenses to use JRCC’s or any Restricted Subsidiary’s patents, trade secrets, know-how and technology to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology,

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such Sale and Leaseback Transaction, determined in accordance with GAAP.

“Average Life” means, at any date of determination with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (2) the sum of all such principal payments.

“Board of Directors” means, with respect to any Person, the Board of Directors of such Person or any duly authorized committee of such Board of Directors. Unless otherwise indicated, the “Board of Directors” refers to the Board of Directors of JRCC.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all common stock and preferred stock.

“Capitalized Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

“Capitalized Lease Obligations” means the discounted present value of the rental obligations under a Capitalized Lease.

“Change of Control” means such time as:

(1)
the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of JRCC and its Restricted Subsidiaries, taken as a whole, to any “person” (within the meaning of Section 13(d) of the Exchange Act);

(2)	the adoption of a plan relating to the liquidation or dissolution of JRCC;

(3)
a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of JRCC on a fully diluted basis;

(4)
individuals who on the Closing Date constituted the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by JRCC’s shareholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or

(5)
JRCC consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, JRCC, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of JRCC or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction in which (a) the Voting Stock of JRCC outstanding immediately prior to such transaction is converted into or exchanged for (or continues as) Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (b) immediately after such transaction, no “person” or “group” (as defined above), becomes the ultimate beneficial owner (as defined above) of 35% or more of the voting power of the Voting Stock of the surviving or transferee Person.

“Closing Date” means the date on which the Notes are originally issued under the Indenture.

“Commodity Agreement” means any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement.

“Consolidated EBITDA” means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

(1)	Fixed Charges,

(2)	income taxes,

(3)	depreciation expense,

(4)	amortization expense, and

(5)
all other non-cash items (including non-cash asset impairment charges) reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for JRCC and its Restricted Subsidiaries in conformity with GAAP;

provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by JRCC or any of its Restricted Subsidiaries.

Notwithstanding the foregoing, Fixed Charges, income taxes, depreciation expense, amortization expense and non-cash items of a Restricted Subsidiary shall be added to Adjusted Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the net income of that Restricted Subsidiary was included in calculating Adjusted Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to JRCC by that Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its shareholders.

“Consolidated Interest Expense” means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by JRCC or any of its Restricted Subsidiaries); imputed interest with respect to Attributable Debt; and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, in each case, accrued or scheduled to be paid or to be accrued by JRCC and its Restricted Subsidiaries during such period; excluding, however, (1) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof) and (2) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

“Credit Facilities” means, with respect to JRCC and its Restricted Subsidiaries, one or more debt facilities (including the Existing Revolving Credit Facility), commercial paper facilities, or indentures providing for revolving credit loans, term loans, notes or other financings or letters of credit, or other credit facilities, in each case, as amended, modified, renewed, refunded, replaced or refinanced from time to time.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (1) required to be redeemed prior to the date that is 91 days after the Stated Maturity of the Notes, (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the date that is 91 days after the Stated Maturity of the Notes or (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the date that is 91 days after the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the date that is 91 days after the Stated Maturity of the Notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the “Limitation on Asset Sales” covenant and the provisions under the caption “—Repurchase of Notes upon a Change of Control” and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to JRCC’s repurchase of such Notes as are required to be repurchased pursuant to the “Limitation on Asset Sales” covenant and the provisions under the caption “—Repurchase of  Notes upon a Change of Control.”

“Domestic Subsidiary” means any Subsidiary of JRCC that is not Foreign Subsidiary.

“Existing Revolving Credit Facility” means the revolving credit facility in the aggregate principal amount of up to $65.0 million made available to JRCC pursuant to that certain Amended and Restated Revolving Credit Agreement dated as of January 28, 2010, among JRCC, certain of its Subsidiaries, the lenders party thereto and General Electric Capital Corporation, as administrative agent and collateral agent, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a resolution of the Board of Directors.

“Fixed Charge Coverage Ratio” means, for any Person on any Transaction Date, the ratio of (1) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee (the “Four Quarter Period”) to (2) the aggregate Fixed Charges during such Four Quarter Period. In making the foregoing calculation:

(A)
pro forma effect shall be given to any Indebtedness Incurred or repaid during the period (the “Reference Period”) commencing on the first day of the Four Quarter Period and ending on the Transaction Date, in each case, as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

(B)
Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(C)
pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(D)
pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into JRCC or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (C) or (D) of this paragraph requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	Consolidated Interest Expense plus

(2)
the product of (x) the amount of all dividend payments on any series of preferred stock of such Person or any of its Restricted Subsidiaries (other than dividends payable solely in Capital Stock of such Person or such Restricted Subsidiary (other than Disqualified Stock) or to such Person or a Restricted Subsidiary of such Person) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal, as determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary” means any Subsidiary of JRCC that is an entity which is a controlled foreign corporation under Section 957 of the Internal Revenue Code.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the date of this prospectus as determined by the Public Company Accounting Oversight Board. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (1) the amortization of any expenses incurred in connection with the offering of the Notes and (2) except as otherwise provided, any non-cash impairment charges required or permitted by Statement Nos. 141 and 142 of the Financial Accounting Standards Board or any successor standards.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the normal course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the normal course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Holder” means a holder of any Notes.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness (to the extent provided for when the Indebtedness on which such interest is paid was originally issued) shall be considered an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1)	all indebtedness of such Person for borrowed money;

(2)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)
all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the normal course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement);

(4)
all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(5)	all Capitalized Lease Obligations and Attributable Debt;

(6)
all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness;

(7)	all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person;

(8)
to the extent not otherwise included in this definition, obligations under Commodity Agreements, Currency Agreements and Interest Rate Agreements (other than Commodity Agreements, Currency Agreements and Interest Rate Agreements designed solely to protect JRCC or its Restricted Subsidiaries against fluctuations in commodity prices, foreign currency exchange rates or interest rates and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in commodity prices, foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder); and

(9)
all Disqualified Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that:

(A)
the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP;

(B)
money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be “Indebtedness” so long as such money is held to secure the payment of such interest; and

(C)	Indebtedness shall not include:

(i)	any liability for federal, state, local or other taxes,

(ii)	performance, surety or appeal bonds provided in the normal course of business, or

(iii)
agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of JRCC or any of its Restricted Subsidiaries pursuant to such agreements, in any case, Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not to exceed the gross proceeds actually received by JRCC or any Restricted Subsidiary in connection with such disposition.

“Initial Subsidiary Guarantors” means each Restricted Subsidiary of JRCC (other than a Foreign Subsidiary) on the date of this prospectus.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

“Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement, but excluding advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of JRCC or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (2) the retention of the Capital Stock (or any other Investment) by JRCC or any of its Restricted Subsidiaries of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (3) or (4) of the “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant. For purposes of the definition of “Unrestricted Subsidiary” and the “Limitation on Restricted Payments” covenant, (a) the amount of or a reduction in an Investment shall be equal to the fair market value thereof at the time such Investment is made or reduced and (b) in the event JRCC or a Restricted Subsidiary makes an Investment by transferring assets to any Person and as part of such transaction receives Net Cash Proceeds, the amount of such Investment shall be the fair market value of the assets less the amount of Net Cash Proceeds so received, provided the Net Cash Proceeds are applied in accordance with the “Limitation on Asset Sales” covenant.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means:

(a)
with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of:

(1)	brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale;

(2)
provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of JRCC and its Restricted Subsidiaries, taken as a whole;

(3)
payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (x) is secured by a Lien on the property or assets sold or (y) is required to be paid as a result of such sale; and

(4)
appropriate amounts to be provided by JRCC or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP; and

(b)
with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney’s fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Note Guarantee” means any Guarantee of the obligations of JRCC under the Indenture and the Notes by any Subsidiary Guarantor.

“Offer to Purchase” means an offer to purchase Notes by JRCC from the Holders commenced by mailing a notice to the Trustee and each Holder stating:

(1)	the provision of the Indenture pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

(2)	the purchase price and the date of purchase, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Payment Date”);

(3)	that any Note not tendered will continue to accrue interest pursuant to its terms;

(4)	that, unless JRCC defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(5)
that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the business day immediately preceding the Payment Date;

(6)
that Holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the third business day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

(7)
that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof.

On the Payment Date, JRCC shall (a) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (b) deposit with the paying agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (c) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an officers’ certificate specifying the Notes or portions thereof accepted for payment by JRCC. The paying agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof. JRCC will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the paying agent for an Offer to Purchase. JRCC will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder, to the extent such laws and regulations are applicable, in the event that JRCC is required to repurchase Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture relating to an Offer to Purchase, JRCC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under such provisions of the Indenture by virtue of such conflict.

“Permitted Business” means the business of JRCC and its Subsidiaries engaged in on the date of this prospectus and any other activities that are related, ancillary or complementary to such business, including, without limitation, the operation of coal mines, coal processing, other natural resource removal businesses, or other businesses related to the energy and electricity generation businesses.

“Permitted Investment” means:

(1)
an Investment in JRCC or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into, or transfer or convey all or substantially all its assets to, JRCC or a Restricted Subsidiary (including, for the avoidance of doubt, the IRP Acquisition);

(2)	Temporary Cash Investments;

(3)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(4)	stock, obligations or securities received in satisfaction of judgments;

(5)
Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to protect JRCC or its Restricted Subsidiaries against fluctuations in commodity prices, interest rates or foreign currency exchange rates;

(6)
loans and advances to employees and officers of JRCC and its Restricted Subsidiaries made in the ordinary course of business for bona fide business purposes and in accordance with applicable law not to exceed $1.0 million in the aggregate at any one time outstanding;

(7)	Investments in securities of trade creditors or customers received

(a)	pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers, or

(b)
in settlement of delinquent obligations of, and other disputes with, customers, suppliers and others, in each case arising in the ordinary course of business or otherwise in satisfaction of a judgment;

(8)	Investments made by JRCC or its Restricted Subsidiaries consisting of consideration received in connection with an Asset Sale made in compliance with the “Limitation on Asset Sales” covenant;

(9)
Investments of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of JRCC or at the time such Person merges or consolidates with JRCC or any of its Restricted Subsidiaries, in either case, in compliance with the Indenture; provided that such Investments were not made by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of JRCC or such merger or consolidation;

(10)	repurchases of the Notes; and

(11)	additional Investments in an aggregate amount which, together with the aggregate principal amount of all other Investments made pursuant to this clause (11) that are then outstanding, does not exceed 5% of Total Tangible Assets.

“Permitted Liens” means:

(1)
Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(2)
statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(3)	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(4)
Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(5)
easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of JRCC or any of its Restricted Subsidiaries;

(6)	leases or subleases granted to others that do not materially interfere with the ordinary course of business of JRCC and its Restricted Subsidiaries, taken as a whole;

(7)	Liens encumbering property or assets under construction arising from progress or partial payments by a customer of JRCC or its Restricted Subsidiaries relating to such property or assets;

(8)	any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;

(9)	Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(10)
Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of JRCC or any Restricted Subsidiary other than the property or assets acquired;

(11)	Liens in favor of JRCC or any Restricted Subsidiary;

(12)	Liens arising from the rendering of a final judgment or order against JRCC or any Restricted Subsidiary that does not give rise to an Event of Default;

(13)	Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(14)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(15)
Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements, Currency Agreements or Commodity Agreements designed solely to protect JRCC or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

(16)
Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by JRCC or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of JRCC and its Restricted Subsidiaries prior to the Closing Date;

(17)	Liens on shares of Capital Stock of any Unrestricted Subsidiary to secure Indebtedness of such Unrestricted Subsidiary;

(18)	Liens on or sales of receivables;

(19)	Liens (including Liens encumbering the Escrow Account and funds on deposit in or credited to the Escrow Account) created for the benefit of, or to secure, the Notes or the Subsidiary Guarantees; and

(20)
Liens securing Indebtedness of JRCC or a Restricted Subsidiary in an aggregate principal amount which, together with the aggregate principal amount of all other Indebtedness secured by Liens incurred pursuant to this clause (20) does not exceed the greater of (a) $10.0 million and (b) 2.5% of Total Tangible Assets.

“Public Equity Offering” means an underwritten primary public offering of common stock of JRCC, other than the Common Stock offered on or around March 29, 2011, pursuant to an effective registration statement under the Securities Act.

“Replacement Assets” means, on any date, property or assets (other than current assets) of a nature or type or that are used in a Permitted Business (or an Investment in a Permitted Business).

“Restricted Subsidiary” means any Subsidiary of JRCC other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, and its successors.

“Sale and Leaseback Transaction” means a transaction whereby a Person sells or otherwise transfers assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or otherwise transferred.

“SEC” means the United States Securities and Exchange Commission or any successor agency.

“Significant Subsidiary” means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (1) for the most recent fiscal year of JRCC, accounted for more than 10% of the consolidated revenues of JRCC and its Restricted Subsidiaries or (2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of JRCC and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of JRCC for such fiscal year.

“Stated Maturity” means, (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

“Subsidiary Guarantor” means any Initial Subsidiary Guarantor and any other Restricted Subsidiary of JRCC which provides a Note Guarantee of JRCC’s obligations under the Indenture and the Notes pursuant to the “Limitation on Issuance of Guarantees by Restricted Subsidiaries” covenant or otherwise.

“Temporary Cash Investment” means any of the following:

(1)
direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, in each case, maturing within one year unless such obligations are deposited by JRCC (x) to defease any Indebtedness or (y) in a collateral or escrow account or similar arrangement to prefund the payment of interest on any indebtedness;

(2)
time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $100.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)
repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank or trust company meeting the qualifications described in clause (2) above;

(4)
commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of JRCC) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(5)
securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s; and

(6)	any mutual fund that has at least 95% of its assets continuously invested in investments of the types described in clauses (1) through (5) above.

“Total Tangible Assets” means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of JRCC and its consolidated Restricted Subsidiaries as the total assets (less accumulated depreciation, depletion and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) of JRCC and its Restricted Subsidiaries, after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of (without duplication):

(1)	the excess of cost over fair market value of assets or businesses acquired;

(2)
any revaluation or other write-up in book value of assets subsequent to the last day of the fiscal quarter of JRCC immediately preceding such date of determination as a result of a change in the method of valuation in accordance with GAAP;

(3)
unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(4)	minority interests in consolidated Subsidiaries held by Persons other than JRCC or any Restricted Subsidiary;

(5)	treasury stock;

(6)	cash or securities set aside and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock; and

(7)	Investments in and assets of Unrestricted Subsidiaries.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transaction Date” means, with respect to the Incurrence of any Indebtedness, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

“Unrestricted Subsidiary” means (1) any Subsidiary of JRCC that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of JRCC) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, JRCC or any Restricted Subsidiary; provided that (A) any Guarantee by JRCC or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an “Incurrence” of such Indebtedness and an “Investment” by JRCC or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the “Limitation on Indebtedness and Issuance of Preferred Stock” and “Limitation on Restricted Payments” covenants. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of JRCC thereof at any time prior to the Stated Maturity of the Notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

“Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF OTHER INDEBTEDNESS

Convertible Senior Notes Due 2015

In 2009, we issued $172.5 million of 4.5% 2015 convertible senior notes under an indenture with U.S. Bank National Association. The 2015 convertible senior notes are due on December 1, 2015 and are unsecured obligations. The 2015 convertible senior notes are convertible under certain circumstances and during certain periods at an initial conversion rate of 38.7913 shares of our common stock per $1,000 principal amount of 2015 convertible senior notes, representing an initial conversion price of approximately $25.78 per share of our stock.

None of the 2015 convertible senior notes are currently eligible for conversion. The 2015 convertible senior notes are convertible at the option of the holders upon the occurrence of any of the following events: (i) at any time from September 1, 2015 until December 1, 2015, (ii) if the closing sale price of our common stock for a certain period exceeds 130% of the conversion price of the 2015 convertible senior notes, (iii) if the trading price of the 2015 convertible senior notes for a certain period of time is equal to 97% of the “Conversion Value” of the 2015 convertible senior notes, or (iv) if we elect to make certain distributions to the holders of our common stock or engage in certain corporate transactions.

Convertible Senior Notes Due 2018

In the first quarter of 2011, we issued $230.0 million of 3.125% 2018 convertible senior notes under an indenture with U.S. Bank National Association. The 2018 convertible senior notes are due on March 15, 2018 and are unsecured obligations. The 2018 convertible senior notes are convertible under certain circumstances and during certain periods at an initial conversion rate of 32.7332 shares of our common stock per $1,000 principal amount of 2018 convertible senior notes, representing an initial conversion price of approximately $30.55 per share of our stock

None of the 2018 convertible senior notes are currently eligible for conversion.  The 2018 convertible senior notes are convertible at the option of the holders upon the occurrence of any of the following events: (i) at any time from and including December 15, 2017 to, and including, the business day immediately preceding the maturity date of the 2018 convertible senior notes, (ii) if the closing sale price of our common stock for a certain period exceeds 130% of the conversion price of the 2018 convertible senior notes, (iii) if the trading price of the 2018 convertible senior notes for a certain period of time is equal to 97% of the “Conversion Value” of the 2018 convertible senior notes, or (iv) if we elect to make certain distributions to the holders of our common stock or engage in certain corporate transactions.

Revolving Credit Facility

In 2011, we entered into two agreements each of which amended and restated our existing revolving credit agreement with General Electric Capital Corporation and resulted in an increase to the maximum availability under our revolver to $100.0 million (as amended and restated, the revolving credit agreement is referred to as the “Revolver”).

The following is a summary of significant terms of the revolving credit facility as of September 9, 2011.

Revolving Credit Facility

Maturity	June 30, 2015

Interest/Usage Rate	Our option of Base Rate(a) plus 2.25% or LIBOR plus 3.25% per annum

Maximum Availability	Lesser of $100.0 million or the borrowing base(b)

Periodic Principal Payments	None

______________
(a)	Base Rate is the higher of (1) the Federal Fund Rate plus 0.5%, (2) the prime rate and (3) a three month LIBOR rate plus a percentage as defined in the agreement

(b)
The Revolver’s borrowing base is based on the sum of 90% of our eligible accounts receivable plus 65% of the eligible inventory (not to exceed $40.0 million) less reserves from time to time set by the administrative agent.  The eligible accounts receivable and inventories are further adjusted as specified in the Revolver and the eligible inventory currently excludes certain inventories of our subsidiaries in West Virginia.  Our borrowing base can also be increased by 95% of any cash collateral that we maintain in a cash collateral account.

The Revolver provides that we can use the Revolver availability to issue letters of credit. The Revolver provides for a 3.5% per annum fee on any outstanding letters of credit issued under the Revolver and a 0.5% per annum fee on the unused portion of the Revolver. The  Revolver requires certain mandatory prepayments from certain asset sales, incurrence of indebtedness and excess cash flow.   The Revolver includes financial covenants that require us to maintain a minimum Fixed Charge Coverage Ratio and limit capital expenditures, each as defined by the agreement.  The minimum Fixed Charge Coverage Ratio is only applicable if the sum of our unrestricted cash plus the availability under the Revolver falls below $35.0 million and would remain in effect until the sum of our unrestricted cash plus the availability under the Revolver exceeds $35.0 million for 90 consecutive days.  The limit on capital expenditures is only applicable if our unrestricted cash plus the availability under the Revolver falls below $50.0 million for a period of 5 consecutive days and would remain in effect until our unrestricted cash plus the availability under the Revolver exceeds $50.0 million for 90 consecutive days.

As of June 30, 2011, we had used $63.6 million of the $88.6 million then available under the Revolver to secure outstanding letters of credits.

PLAN OF DISTRIBUTION

Based on existing SEC staff interpretations, we believe that the registration and prospectus delivery requirements of the Securities Act will not apply to holders of exchange notes issued in this exchange offer who offer those notes for resale, resell, or otherwise transfer them.  This exemption only applies, however, if the holder:

•	acquired the exchange notes in the ordinary course of its business, and

•	is not participating in, and does not intend to participate in, a distribution of the exchange notes, either alone or in cooperation with another.

Each holder of original notes who wishes to participate in the exchange offer must make certain representations to us concerning its status and intent.  These representations are described in “The Exchange Offer—Resale of Exchange Notes”.

If you tender original notes in the exchange offer with the intent or for the purpose of participating in a distribution of the exchange notes, you cannot rely on the staff interpretations and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale transaction.  Unless an exemption from registration is available, the resale transaction should be covered by an effective registration statement containing the selling security holder’s information required by Item 507 of Regulation S-K under the Securities Act.

The registration and prospectus delivery requirements also continue to apply to holders that are:

•	our “affiliates” within the meaning of Rule 405 under the Securities Act,

•	broker-dealers who acquire exchange notes directly from us, or

•	broker-dealers who acquire exchange notes as a result of market-making or other trading activities.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resales of exchange notes and cannot rely on the position of the staff of the SEC set forth in Exxon Capital, Morgan Stanley and Shearman & Sterling or other interpretative letters.

Any broker-dealer that holds original notes acquired for its own account as a result of market-making activities or other trading activities, and that receives exchange notes pursuant to the exchange offer, must deliver a prospectus in connection with any resale of such exchange notes, and must agree in the letter of transmittal that it will do so. To date, the SEC staff has allowed these broker-dealers to use the prospectus contained in an exchange offer registration statement, such as this prospectus, to fulfill the prospectus delivery requirement with respect to such resales of exchange notes.  This rule does not apply to resales of unsold allotments from the initial sale of the original notes.

We have agreed in the registration rights agreement that, for a period of 90 days or such longer period if extended pursuant to the registration rights agreement, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. Except as expressly authorized by us, no person may use this prospectus in connection with any offer to resell, resale or other transfer of exchange notes.

Broker-dealers may resell exchange notes directly to purchasers or through other broker-dealers, to whom they may pay commissions or concessions in connection with the resale.  Any broker-dealer that resells exchange notes received for its own account or that participates in a distribution of exchange notes may be deemed an “underwriter” under the Securities Act.  Any profit on exchange note resales, including any commissions or concessions received by such broker-dealers, may be deemed underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging the prospectus delivery requirement and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We will not receive any proceeds from any sale of exchange notes by broker-dealers.  Broker-dealers who receive exchange notes for their own account in the exchange offer may sell them from time to time:

•	in the over-the-counter market,

•	in negotiated transactions,

•	by writing options on the exchange notes, or

•	by a combination of these methods.

The prices received by broker-dealers in resale transactions may be:

•	the market price prevailing at the time of resale,

•	prices related to the prevailing market price, or

•	negotiated prices.

Persons participating in the exchange offer may engage in transactions that stabilize, maintain, or otherwise affect the price of the exchange notes.  This may include short sales of the notes. In a short sale, a person agrees to sell more exchange notes than we issue to them in the exchange offer. The short seller “covers” its short position by buying additional notes in the open market. In addition, these persons may stabilize or maintain the price of the exchange notes by bidding for or purchasing exchange notes in the open market or by imposing penalty bids. In a penalty bid, the selling concessions allowed to dealers participating in the exchange offer may be reclaimed if exchange notes sold by them are repurchased in stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the exchange notes at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

We have agreed generally to pay all expenses of the exchange offer, other than commissions and concessions of any brokers or dealers.  We will indemnify holders of original notes, including broker-dealers, against certain liabilities, including liabilities under the Securities Act.  Our agreements on these issues are part of the registration rights agreement we signed in connection with our original issuance of the original notes.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the exchange notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, as amended (the “Treasury Regulations”), administrative rulings and pronouncements and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and are subject to change, perhaps retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary deals only with original notes and exchange notes (collectively, the “notes”) held as capital assets within the meaning of Section 1221 of the Code by a beneficial owner who purchased the original notes on original issuance at the first price at which a substantial portion of the original notes were sold for cash to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement, agents or wholesalers, which we refer to as the “issue price.” This summary does not address the tax consequences arising under the laws of any state, local or non-U.S. jurisdiction or any other U.S. federal tax consequences, such as estate and gift tax consequences. In addition, this summary does not address all tax considerations that might be applicable to your particular circumstances (such as the alternative minimum tax provisions of the Code), or to certain types of holders subject to special tax rules, including, without limitation, partnerships, banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting for federal income tax purposes, persons that hold exchange notes as part of a “straddle”, a “hedge”, a “conversion transaction” or other arrangement involving more than one position, U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar and certain former citizens or permanent residents of the United States.

If you are considering participating in the exchange offer, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular facts and circumstances and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

As used in this discussion, a “U.S. Holder” is a beneficial owner of notes that is:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

As used in this discussion, a “Non-U.S. Holder” is a beneficial owner of notes that is neither a U.S. Holder nor a partnership or other entity treated as a partnership for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the exchange notes, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding the exchange notes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the exchange notes.

Exchange Offer

In satisfaction of the holders’ registration rights as described elsewhere in this prospectus, we are offering to exchange the exchange notes for the original notes. The exchange notes do not differ materially in kind or extent from the original notes, and therefore a U.S. Holder’s or a Non-U.S. Holder’s exchange of original notes for exchange notes should not constitute a taxable disposition of the original notes for U.S. federal income tax purposes. As a result, a U.S. Holder or Non-U.S. Holder should not recognize taxable income gain or loss on the exchange, such person’s holding period for the exchange notes should generally include the holding period for the original notes so exchanged, and such person’s adjusted tax basis in the exchange notes should generally be the same as the holder’s adjusted tax basis in the original notes so exchanged.

Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. Holder of exchange notes.

Interest Income

Payments of stated interest on the exchange notes will be includible in the gross income of a U.S. Holder and taxable as ordinary interest income at the time it is paid or at the time it accrues in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

We may be required to pay additional interest as described above under “Description of Exchange Notes—Registration Rights Agreement.” If we were to pay additional interest, such payment should be taxable to a U.S. Holder as additional interest income when received or accrued, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.  Under the applicable Treasury Regulations, if based on all the facts and circumstances as of the date on which the notes are issued there is a remote likelihood that we will pay additional interest, it is assumed that such payment will not occur.  We believe that as of the expected issue date of the notes, the likelihood of our paying additional interest on the notes is, for this purpose, remote.  Our determination is not binding on the IRS, and if the IRS were to challenge this determination, a U.S. holder may be required to accrue additional income on the notes, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of such notes before the resolution of the contingency. U.S. Holders are urged to consult their own tax advisors regarding the potential application to the notes of the contingent payment debt regulations and the consequences thereof.

Sale, Exchange or Other Disposition of Exchange Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, retirement or other taxable disposition (excluding amounts received with respect to accrued interest, which generally will be taxable as ordinary income) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be equal to the amount paid for such note reduced by the amount of any principal payments previously received by the U.S. Holder. Any gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of the sale, exchange, retirement or other taxable disposition. Long term capital gain of a non-corporate U.S. Holder is currently eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.

Redemption Option and Change of Control

We may redeem all or part of the notes at any time at a price that will include an additional amount in excess of the principal amount of the notes (see “Description of Exchange Notes—Optional Redemption”). Similarly, we may be required to offer to purchase the notes in the event of a Change of Control at a price that will include an additional amount in excess of the principal amount of the notes (See “Description of Exchange Notes—Repurchase of Notes Upon a Change of Control”). Under the applicable Treasury Regulations, if based on all the facts and circumstances as of the date on which the notes are issued there is a remote likelihood that a contingent redemption will occur, it is assumed that such redemption will not occur. We believe that as of the expected issue date of the notes, the likelihood of our redeeming the notes at our option or upon a Change of Control is, for this purpose, remote. Our determination is not binding on the IRS, and if the IRS were to challenge this determination, you might be required to accrue additional income on the notes, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of such notes before the resolution of the contingency. In the event that either contingency were to occur, it would affect the amount and timing of the income that you recognize. U.S. Holders should consult their own tax advisors regarding the potential application to the notes of the contingent payment debt regulations and the consequences thereof.

Information Reporting and Backup Withholding

Generally, we must report to the IRS the amount of the payments of interest on or the proceeds of the sale or other disposition of the notes, the name and address of the recipient and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld, but they do not apply with respect to U.S. Holders that are exempt from the information reporting rules, such as corporations. A similar report is sent to the recipient.

In general, backup withholding (currently at the rate of 28%, but scheduled to increase to 31% for payments made after December 31, 2012) will apply to payments received by a U.S. Holder with respect to the notes unless the U.S. Holder is (i) a corporation or other exempt recipient and, when required, establishes this exemption or (ii) provides its correct taxpayer identification number, certifies that it is not currently subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding tax rules. A U.S. Holder that does not provide us with its correct taxpayer identification number might be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Medicare Tax on Investment Income

On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010. This legislation requires certain individuals, estates and trusts to pay a 3.8% Medicare surtax on “net investment income” including, among other things, interest and gain on sale in respect of securities like the exchange notes, subject to certain exceptions, for taxable years beginning after December 31, 2012. Prospective participants in the exchange offer should consult their own tax advisors regarding the effect, if any, of the legislation on their ownership and disposition of the notes.

Consequences to Non-U.S. Holders

The following is a summary of U.S. federal income tax consequences that will apply to a Non-U.S. Holder of exchange notes.

Payments of Interest

Interest payable on the notes by us or any paying agent to a Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote; (ii) such Non-U.S. Holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and (iii) certain certification requirements (summarized below) are met (the “Portfolio Interest Exemption”). If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest on such note is effectively connected with the conduct of such trade or business (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), the Non-U.S. Holder, although exempt from U.S. withholding tax, generally will be subject to U.S. federal income tax on such interest in the same manner as a U.S. Holder described above. In addition, if such Non-U.S. Holder is a foreign corporation, it might be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on an exchange note will be included in the earnings and profits of such Non-U.S. Holder if such interest is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder).

Interest on a note paid to a Non-U.S. Holder generally will qualify for the Portfolio Interest Exemption or, as the case may be, the exception from withholding for income effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable tax treaty, attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder) if, at the time such payment is made, the withholding agent holds a valid Form W-8BEN or Form W-8ECI and, if necessary, a Form W-8IMY, respectively (or an acceptable substitute form), from the Non-U.S. Holder and can reliably associate such payment with such Form W-8BEN or W-8ECI. In addition, under certain circumstances, a withholding agent is allowed to rely on Form W-8BEN (or an acceptable substitute form) furnished by a financial institution or other intermediary on behalf of one or more Non-U.S. Holders (or other intermediaries) without having to obtain copies of the Non-U.S. Holder’s Form W-8BEN (or substitute thereof), provided that the financial institution or intermediary has entered into a withholding agreement with the IRS and thus is a “qualified intermediary”, and might not be required to withhold on payments made to certain other intermediaries if certain conditions are met.

Sale, Exchange or Other Disposition of Notes

A Non-U.S. Holder of notes generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange or other disposition of such notes unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder) or (ii) the Non-U.S. Holder is an individual who holds the e notes as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a U.S. “tax home” (as defined for U.S. federal income tax purposes) or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual. A Non-U.S. Holder that is described under clause (i) will be subject to the U.S. federal income tax on the net gain except as otherwise required by an applicable tax treaty and, if such Non-U.S. Holder is a foreign corporation, it might also be subject to the branch profits tax at a 30% rate (or a lower rate if so specified by an applicable tax treaty). An individual Non-U.S. Holder that is described under clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, exchange or other disposition, which might be offset by U.S. source capital losses (notwithstanding the fact that the Non-U.S. Holder is not considered a U.S. resident).

Information Reporting and Backup Withholding

We will, when required, report to the IRS and to each Non-U.S. Holder the amount of any interest paid to, and the tax withheld, if any, with respect to, such Non-U.S. Holder, regardless of whether any tax was actually withheld on such payments. Copies of these information returns might also be made available to the tax authorities of the country in which the Non-U.S. Holder resides under the provisions of a specific treaty or agreement. Backup withholding and information reporting will not apply to payments of interest on or principal of the exchange notes by us or our agent to a Non-U.S. Holder if the Non-U.S. Holder certifies as to its Non-U.S. Holder status under penalties of perjury. Sales or exchanges of the exchange notes by a Non-U.S. Holder might be subject to information reporting, and might be subject to backup withholding at the applicable rate, currently 28% (but scheduled to increase to 31% for payments made after December 31, 2012), unless the seller certifies its Non-U.S. Holder status (and certain other conditions are met) or otherwise establishes an exemption.

Backup withholding is not an additional tax. A Non-U.S. Holder might obtain a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability of any amounts withheld under the backup withholding rules provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

Foreign Financial Institutions

On March 18, 2010, President Obama signed into law the Hiring Incentives to Restore Employment Act (the “Act”). The Act imposes withholding taxes on certain types of payments made to “foreign financial institutions” (as specifically defined in the Act) and certain other non-United States entities (including financial intermediaries) after December 31, 2012. The Act imposes a 30% withholding tax on “withholdable payments” to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. For these purposes, a “withholdable payment” includes any United States source payments of interest, dividends, rents, compensation and other fixed or determinable annual or periodical gains, profits and income. If the payee is a foreign financial institution, it must enter into an agreement with the United States Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Prospective purchasers of the exchange notes should consult their tax advisors regarding this legislation and the potential implications of this legislation on their particular circumstances.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended, or “ERISA,” imposes certain requirements on “employee benefit plans” (as defined in ERISA) subject to Title I of ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans, which we refer to collectively as “ERISA Plans,” and on those persons who are fiduciaries with respect to ERISA Plans.

Section 406 of ERISA and section 4975 of the Internal Revenue Code, prohibit certain transactions involving the assets of an ERISA Plan (section 4975 of the Internal Revenue Code also imposes prohibitions for certain plans that are not subject to Title I of ERISA but which are subject to section 4975 of the Internal Revenue Code, such as individual retirement accounts, which we refer to together with ERISA Plans as the “Plans”) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and section 4975 of the Internal Revenue Code. Accordingly, each original or subsequent purchaser or transferee of an original note or exchange note that is or may become a Plan is responsible for determining that its purchase and holding of such note will not constitute a prohibited transaction under ERISA or section 4975 of the Internal Revenue Code.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN ERISA IMPLICATIONS OF AN INVESTMENT IN THE ORIGINAL NOTES AND EXCHANGE NOTES AND DOES NOT PURPORT TO BE COMPLETE. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN LEGAL, TAX, FINANCIAL AND OTHER ADVISORS PRIOR TO INVESTING IN THE SENIOR NOTES TO REVIEW THESE IMPLICATIONS IN LIGHT OF SUCH INVESTORS’ PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to the exchange notes and guarantees will be passed upon for us by Kilpatrick Townsend & Stockton LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of JRCC as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited historical financial statements of International Resource Partners LP included on pages F-27 through F-47 and F-51 through F-69 of James River Coal Company's Form S-3 dated March 21, 2011 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports or other information that we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Our SEC filings are also available to the public from commercial document retrieval services, at our website (www.jamesrivercoal.com) and at the SEC’s website (www.sec.gov). Information on our website is not incorporated into this prospectus or our SEC filings and is not a part of this prospectus or those filings.

This prospectus “incorporates by reference” certain information we file with the SEC under the Securities Exchange Act of 1934, or the Exchange Act. This means we are disclosing important information to you by referring you to these filings. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is modified or superseded by information contained in this prospectus or any other subsequently filed document. The information incorporated by reference is an important part of this prospectus. All documents filed (but not those that are furnished) by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the exchange offer will be incorporated by reference into this prospectus and will automatically update and supersede the information in this prospectus.

The following documents have been filed by us with the SEC and are incorporated by reference into this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed on March 9, 2011;

•
Current Reports on Form 8-K filed March 7, 2011, March 21, 2011, March 22, 2011, March 24, 2011, March 25, 2011, March 29, 2011, April 15, 2011 (as amended on May 16, 2011), April 21, 2011, May 19, 2011, June 23, 2011 (as amended on August 9, 2011), July 7, 2011, July 22, 2011, August 9, 2011 and August 19, 2011 (other than those items which are furnished and not incorporated by reference herein);

•	Our Proxy Statement on Schedule 14A, filed May 2, 2011; and

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011, filed on May 10, 2011 and August 9, 2011, respectively.

We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to: James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219; Attn: Beth Cook, Director of Investor Relations; (804) 780-3000.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Financial Statements of James River Coal Company
Condensed Consolidated Balance Sheets as of June 30, 2011 and December 31, 2010	F-2
Condensed Consolidated Statements of Operations for the three months ended June 30, 2011 and 2010	F-3
Condensed Consolidated Statements of Operations for the six months ended June 30, 2011 and 2010	F-4
Condensed Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (Loss) for the six months ended June 30, 2011 and the year ended December 31, 2010	F-5
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2011 and 2010	F-6
Notes to Condensed Consolidated Financial Statements	F-7

Unaudited Financial Statements of International Resource Partners LP
Condensed Consolidated Balance Sheets as of March 31, 2011 and December 31, 2010	F-17
Condensed Consolidated Statements of Operation for the three months ended March 31, 2011 and 2010	F-18
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2011 and 2010	F-19
Notes to Condensed Consolidated Financial Statements	F-20

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
(in thousands)

	June 30, 2011	December 31, 2010
Assets	(unaudited)
Current assets:
Cash and cash equivalents	$204,683	180,376
Trade receivables	138,032	59,970
Inventories:
Coal	48,600	23,305
Materials and supplies	17,754	13,690
Total inventories	66,354	36,995
Prepaid royalties	6,387	6,039
Other current assets	14,313	5,991
Total current assets	429,769	289,371
Property, plant, and equipment, net	889,982	385,652
Goodwill	26,492	26,492
Restricted cash and short term investments (note 1)	29,510	23,500
Other assets	52,370	59,554
Total assets	$1,428,123	784,569

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$126,214	57,300
Accrued salaries, wages, and employee benefits	13,473	7,744
Workers' compensation benefits	9,000	9,000
Black lung benefits	2,282	2,282
Accrued taxes	8,401	4,924
Other current liabilities	22,476	16,496
Total current liabilities	181,846	97,746
Long-term debt, less current maturities	575,205	284,022
Other liabilities:
Noncurrent portion of workers' compensation benefits	57,881	55,944
Noncurrent portion of black lung benefits	45,040	43,443
Pension obligations	10,602	11,968
Asset retirement obligations	96,776	43,398
Other	7,298	665
Total other liabilities	217,597	155,418
Total liabilities	974,648	537,186
Commitments and contingencies (note 6)
Shareholders' equity:
Preferred stock, $1.00 par value. Authorized 10,000,000 shares	-	-
Common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 35,598,065 and 27,779,351 shares as of June 30, 2011 and December 31, 2010	356	278
Paid-in-capital	537,211	324,705
Accumulated deficit	(65,408)	(58,593)
Accumulated other comprehensive loss	(18,684)	(19,007)
Total shareholders' equity	453,475	247,383
Total liabilities and shareholders' equity	$1,428,123	784,569

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES

Condensed Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)

	Three Months	Three Months
	Ended	Ended
	June 30, 2011	June 30, 2010
Revenues
Coal sales revenue	$328,182	182,550
Freight and handling revenue	23,855	495
Total revenue	352,037	183,045
Cost of sales:
Cost of coal sold	264,108	128,243
Freight and handling costs	23,855	495
Depreciation, depletion and amortization	28,210	16,209
Total cost of sales	316,173	144,947
Gross profit	35,864	38,098
Selling, general and administrative expenses	14,811	9,823
Acquisition costs (note 2)	3,859	-
Total operating income	17,194	28,275
Interest expense	15,607	7,455
Interest income	(128)	(12)
Charges associated with repayment of debt	740	-
Miscellaneous (income) expense, net	(181)	238
Total other expense, net	16,038	7,681
Income before income taxes	1,156	20,594
Income tax expense	367	744
Net income	$789	19,850
Earnings per common share (note 7)
Basic earnings per common share	$0.02	0.72
Diluted earnings per common share	$0.02	0.71

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES

Condensed Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)

	Six Months	Six Months
	Ended	Ended
	June 30, 2011	June 30, 2010
Revenues
Coal sales revenue	$492,037	366,569
Freight and handling revenue	24,582	1,077
Total revenue	516,619	367,646
Cost of sales:
Cost of coal sold	396,927	256,978
Freight and handling costs	24,582	1,077
Depreciation, depletion and amortization	44,245	32,567
Total cost of sales	465,754	290,622
Gross profit	50,865	77,024
Selling, general and administrative expenses	24,181	19,142
Acquisition costs (note 2)	8,504	-
Total operating income	18,180	57,882
Interest expense	23,458	14,836
Interest income	(183)	(16)
Charges associated with repayment of debt	740	-
Miscellaneous (income) expense, net	(302)	196
Total other expense, net	23,713	15,016
Income (loss) before income taxes	(5,533)	42,866
Income tax (benefit) expense	1,282	(229)
Net income (loss)	$(6,815)	43,095
Earnings (loss) per common share (note 7)
Basic earnings (loss) per common share	$(0.22)	1.56
Diluted earnings (loss) per common share	$(0.22)	1.56

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Shareholders’
Equity and Comprehensive Income (Loss)
(in thousands)
(unaudited)

	Common stock shares	Common stock par value	Paid-in- capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balances, December 31, 2009	27,545	$275	320,079	(136,758)	(13,254)	170,342
Net income	-	-	-	78,165	-	78,165
Amortization of pension actuarial amount	-	-	-	-	783	783
Amortization of black lung actuarial amount	-	-	-	-	412	412
Black lung obligation adjustment	-	-	-	-	(10,320)	(10,320)
Pension liability adjustment	-	-	-	-	(168)	(168)
Tax impact of adjustments to accumulated other comprehensive loss	-	-	-	-	3,540	3,540
Comprehensive income						72,412
Issuance of restricted stock awards, net of forfeitures	284	3	(3)	-	-	-
Repurchase of shares for tax withholding	(55)	-	(844)	-	-	(844)
Exercise of stock options	5	-	73	-	-	73
Stock based compensation	-	-	5,400	-	-	5,400
Balances, December 31, 2010	27,779	278	324,705	(58,593)	(19,007)	247,383
Net loss	-	-	-	(6,815)	-	(6,815)
Amortization of pension actuarial amount	-	-	-	-	395	395
Amortization of black lung actuarial amount	-	-	-	-	284	284
Tax impact of adjustments to accumulated other comprehensive loss	-	-	-	-	(356)	(356)
Comprehensive loss						(6,492)
Issuance of common stock, net of offering costs of $9,171	7,648	76	170,469	-	-	170,545
Equity component of convertible debt offering, net of offering costs of $2,117 and deferred taxes of $25,974	-	-	40,627	-	-	40,627
Issuance of restricted stock awards, net of forfeitures	230	2	(2)	-	-	-
Repurchase of shares for tax withholding	(59)	-	(1,236)	-	-	(1,236)
Stock based compensation	-	-	2,648	-	-	2,648
Balances, June 30, 2011	35,598	$356	537,211	(65,408)	(18,684)	453,475

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2011	2010
Cash flows from operating activities:
Net income (loss)	$(6,815)	43,095
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion, and amortization	44,245	32,567
Accretion of asset retirement obligations	1,975	1,642
Amortization of debt discount and issue costs	6,383	3,935
Stock-based compensation	2,648	2,870
Deferred income tax expense	2,236	-
Loss on sale or disposal of property, plant and equipment	-	318
Write-off of deferred financing costs	740	-
Changes in operating assets and liabilities:
Receivables	38,568	(15,588)
Inventories	(10,156)	4,538
Prepaid royalties and other current assets	(878)	991
Restricted cash	(6,010)	47,042
Other assets	(4,991)	(830)
Accounts payable	12,512	(7,061)
Accrued salaries, wages, and employee benefits	1,369	3,507
Accrued taxes	(21)	1,004
Other current liabilities	4,339	(1,126)
Workers' compensation benefits	1,937	1,505
Black lung benefits	1,881	1,823
Pension obligations	(971)	(1,949)
Asset retirement obligations	(2,123)	(461)
Other liabilities	(70)	11
Net cash provided by operating activities	86,798	117,833
Cash flows from investing activities:
Additions to property, plant, and equipment	(58,306)	(34,113)
Payment for acquisition, net of cash acquired	(515,962)	-
Net cash used in investing activities	(574,268)	(34,113)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	505,000	-
Repayment of long-term debt	(150,000)
Net proceeds from issuance of common stock	170,545	-
Debt issuance costs	(13,768)	(1,346)
Net cash provided by (used in) financing activities	511,777	(1,346)
Increase in cash	24,307	82,374
Cash and cash equivalents at beginning of period	180,376	107,931
Cash and cash equivalents at end of period	$204,683	190,305

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(1)	Summary of Significant Accounting Policies and Other Information

Description of Business and Principles of Consolidation

James River Coal Company and its wholly owned subsidiaries (collectively the Company) mine, process and sell thermal and metallurgical coal through eight active mining complexes located throughout eastern Kentucky, southern West Virginia and southern Indiana.  Substantially all coal sales and account receivables relate to the utility industry, steel industry and industrial markets.

The interim condensed consolidated financial statements of the Company presented in this report are unaudited. All significant intercompany balances and transactions have been eliminated in consolidation. The results of operations for any interim period are not necessarily indicative of the results to be expected for the full year. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2010. The balances presented as of or for the year ended December 31, 2010 are derived from the Company’s audited consolidated financial statements.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in order to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP). Significant estimates made by management include the allocation of the purchase price in the IRP Acquisition (note 2) to acquired assets and liabilities, the valuation allowance for deferred tax assets, asset retirement obligations and amounts accrued related to the Company’s workers’ compensation, black lung, pension and health claim obligations. Actual results could differ from these estimates.  In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring accruals, which are necessary to present fairly the consolidated financial position of the Company and the consolidated results of its operations and cash flows for all periods presented.

Cash and Cash Equivalents and Restricted Cash and Short Term Investments

Cash and cash equivalents are stated at cost. Cash equivalents consist of highly-liquid investments with an original maturity of three months or less when purchased.

Restricted cash is stated at cost.  Restricted cash and short term investments consists of cash, cash equivalents and investments in bonds and certificate of deposits.  The Company intends to hold all investments held as restricted cash until maturity.  The restricted cash and short term investments are maintained in collateral accounts which provide the Company additional capacity under the Revolver to support it outstanding letters of credit (note 4) and to support the issuance of surety bonds.

Revenue Recognition

Revenues include sales to customers of Company-produced coal and coal purchased from third parties. The Company recognizes revenue from the sale of Company-produced coal and coal purchased from third parties at the time delivery occurs and risk of loss passes to the customer, which is either upon shipment or upon customer receipt of coal based on contractual terms. Also, the sales price must be determinable and collection reasonably assured.

Freight and handling revenue consists of shipping and handling costs invoiced to coal customers and paid to third-party carriers. These revenues are directly offset by Freight and handling costs.

(2)	International Resource Partners Acquisition

On April 18, 2011, the Company completed the acquisition of International Resource Partners LP and its subsidiary companies (collectively IRP) for $516.0 million in an all-cash transaction (the IRP Acquisition).  The base purchase price of $475.0 million was increased by the cash acquired and any working capital (as defined in the agreement) that exceeded $18.5 million.  IRP did not have any debt at the time of the closing of the IRP Acquisition.   The IRP Acquisition will be treated as a purchase of assets for tax purposes.

Prior to the acquisition, IRP was a privately held fully integrated coal company focused on producing and marketing high quality metallurgical and steam coal in Central Appalachia. IRP produced and sold various grades of metallurgical and steam coal from underground and surface mining operations in southern West Virginia and eastern Kentucky. IRP’s customer base consisted of domestic steel and coke producers, international steel producers and domestic electric utilities. At the acquisition date, IRP operated nine mines, including five underground mines and four surface mines.

For the year ended December 31, 2010, IRP had revenues of $490.3 million and income before taxes at the partnership level of $51.3 million. IRP’s coal reserves and resources are located in West Virginia and Kentucky. As of the date of the IRP Acquisition, IRP controlled approximately 136 million tons of coal reserves and resources, consisting of approximately 61 million tons of metallurgical coal and an estimated 75 million tons of steam coal.  The coal reserves and resources acquired from IRP include 85.5 million of proven and probable reserves.  IRP leases a substantial portion of its coal reserves and resources from various third-party landowners.

The purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair values of the assets acquired and liabilities assumed.  The purchase price allocation (net of cash acquired) was as follows (in thousands):

Trade and other accounts receivable	$116,630
Inventories	17,373
Other current assets	2,830
Property, Plant and Equipment	487,359
Other Noncurrent Assets	14,352
Total assets	638,544

Accounts payable, principally trade	56,402
Other current liabilities	8,619
Asset retirement obligations	50,858
Other noncurrent liabilities	6,703
Total liabilities	122,582
Net assets acquired, excluding cash	$515,962

The fair value of the assets and liabilities acquired including property, plant and equipment (including mineral rights) and identifiable intangible assets are preliminary pending completion of the final valuations of those assets and liabilities.

The following unaudited pro forma information has been prepared for illustrative purposes only.  The pro forma information assumes the IRP Acquisition and the financing transactions that were completed to affect the IRP Acquisition occurred on January 1, 2010.  The financing transactions include the issuance of the 2019 Senior Notes, the redemption of the 2012 Senior Notes, the issuance of the 2018 Convertible Notes and the amendments to the Revolving Credit Agreement (all as described in Note 4), as well as the equity issuance described in Note 5.  The unaudited pro forma results have been prepared based on estimates and assumptions that we believe are reasonable; however, they are not necessarily indicative of the consolidated results of operations had the IRP Acquisition and the related financing transaction occurred at the beginning of each of the periods presented or of future results of operations.

	Three months ended
	June 30, 2011	June 30, 2010
	(in thousands)
Total revenues
As reported	$352,037	183,045
Pro forma	406,681	333,468

Net income
As reported	789	19,850
Pro forma	11,678	30,671

	Six months ended
	June 30, 2011	June 30, 2010
	(in thousands)
Total revenues
As reported	$516,619	367,646
Pro forma	740,799	630,796

Net income (loss)
As reported	(6,815)	43,095
Pro forma	13,411	57,295

For the three and six months ended June 30, 2011, costs of $3.9 million and $8.5 million, respectively, were incurred related to the IRP Acquisition.  The acquisition costs include $3.8 million of commitment fees associated with $375.0 million of committed bridge financing (Bridge Commitment) that the Company secured to provide adequate liquidity to complete the IRP Acquisition in the event alternative financing could not be raised.  The Bridge Commitment expired, without any amounts being drawn, upon closing of the 2019 Senior Notes, the 2018 Convertible Senior Notes and the equity offerings (notes 4 and 5).

The amount of revenues and earnings attributable to IRP in the statements of operations for the three and six months ended June 30, 2011 are not readily determinable, due to the consolidation of IRP’s operations into the Company’s existing operations, fulfillment of historical sales contracts between operations and various intercompany transactions.

(3)	Property, Plant and Equipment

Property, plant and equipment are as follows (in thousands):

	June 30, 2011	December 31, 2010
Property, plant, and equipment, at cost:
Land	$9,905	7,751
Mineral rights	617,262	231,681
Buildings, machinery and equipment	573,413	423,617
Mine development costs	51,100	48,301
Total property, plant, and equipment	1,251,680	711,350
Less accumulated depreciation, depletion, and amortization	361,698	325,698
Property, plant and equipment, net	$889,982	385,652

(4)         Long Term Debt and Interest Expense

Long-term debt is as follows (in thousands):

	June 30, 2011	December 31, 2010
2019 Senior Notes	$275,000	$-
2012 Senior Notes	-	150,000
2018 Convertible Senior Notes, net of discount	163,088	-
2015 Convertible Senior Notes, net of discount	137,117	134,022
Revolver	-	-
Total long-term debt	$575,205	$284,022

2019 Senior Notes

In the first quarter of 2011, the Company issued $275.0 million of senior notes due on April 1, 2019 (the 2019 Senior Notes).  The 2019 Senior Notes are unsecured and accrue interest at 7.875% per annum.  Interest payments on the 2019 Senior Notes are required semi-annually.   The Company may redeem the 2019 Senior Notes, in whole or in part, at any time on or after April 1, 2015 at redemption prices ranging from 103.938% beginning April 1, 2015 to 100% beginning on April 1, 2017.  In addition, at any time prior to April 1, 2014, the Company may redeem up to 35% of the principal amount of the 2019 Senior Notes with the net cash proceeds of a public equity offering at a redemption price of 107.875%, plus accrued and unpaid interest to the redemption date.

The 2019 Senior Notes limit the Company’s ability, among other things, to pay cash dividends.  In addition, if a change of control occurs (as defined in the Indenture), each holder of the 2019 Senior Notes will have the right to require the Company to repurchase all or a part of the 2019 Senior Notes at a price equal to 101% of their principal amount, plus any accrued interest to the date of repurchase.

The Company incurred approximately $6.7 million of costs in connection with the issuance of the 2019 Senior Notes.  The costs, net of amortization, are included in other assets on the accompanying balance sheets.

2012 Senior Notes and Redemption of 2012 Senior Notes

In the second quarter of 2011, the Company redeemed all $150.0 million of its senior notes that were due on June 1, 2012 (the 2012 Senior Notes) at a redemption price of 100% of their face value.  The 2012 Senior Notes accrued interest at 9.375% per annum.  In connection with the redemption of the 2012 Senior Notes, the Company expensed $0.7 million of unamortized financing costs which are included in charges associated with repayment of debt on the accompanying statements of operations.

2015 Convertible Senior Notes

In 2009, the Company issued $172.5 million of 4.5% convertible senior notes due on December 1, 2015 (the 2015 Convertible Senior Notes).   The 2015 Convertible Senior Notes are shown net of a $35.4 million and a $38.5 million discount as of June 30, 2011 and December 31, 2010, respectively.  The discount on the 2015 Convertible Senior Notes relates to the $44.8 million of the proceeds that were allocated to the equity component of the 2015 Convertible Senior Notes at issuance, resulting in an effective interest rate of 10.2%.  The 2015 Convertible Senior Notes are unsecured and are convertible under certain circumstances and during certain periods at an initial conversion rate of 38.7913 shares of the Company’s common stock per $1,000 principal amount of the 2015 Convertible Senior Notes, representing an initial conversion price of approximately $25.78 per share of the Company’s stock.  Interest on the 2015 Convertible Senior Notes is paid semi-annually.

None of the 2015 Convertible Senior Notes are currently eligible for conversion.  The 2015 Convertible Senior Notes are convertible at the option of the holders (with the length of time the 2015 Convertible Senior Notes are convertible being dependent upon the conversion trigger) upon the occurrence of any of the following events:

•	At any time from September 1, 2015 until December 1, 2015;
•
If the closing sale price of the Company’s common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price of the 2015 Convertible Senior Notes in effect on the last trading day of the immediately preceding calendar quarter;

•
If the trading price of the 2015 Convertible Senior Notes for each trading day during any five consecutive business day period, as determined following a request of a holder of Notes, was equal to or less than 97% of the “Conversion Value” of the 2015 Convertible Senior Notes on such trading day; or

•	If the Company elects to make certain distributions to the holders of its common stock or engage in certain corporate transactions.

2018 Convertible Senior Notes

In the first quarter of 2011, the Company issued $230.0 million of 3.125% convertible senior notes due on March 15, 2018 (the 2018 Convertible Senior Notes).   The 2018 Convertible Senior Notes are shown net of a $66.9 million discount as of June 30, 2011.  The discount on the 2018 Convertible Senior Notes relates to the $68.7 million of the proceeds that were allocated to the equity component of the 2018 Convertible Senior Notes at issuance, resulting in an effective interest rate of 8.9%.  The equity component was recorded as an increase to shareholders’ equity, net of allocated issuance costs and deferred income taxes of $2.1 million and $26.0 million, respectively.  The 2018 Convertible Senior Notes are unsecured and are convertible under certain circumstances and during certain periods at an initial conversion rate of 32.7332 shares of the Company’s common stock per $1,000 principal amount of 2018 Convertible Senior Notes, representing an initial conversion price of approximately $30.55 per share of the Company’s stock.  Interest payments on the 2018 Convertible Senior Notes are required semi-annually.

None of the 2018 Convertible Senior Notes are currently eligible for conversion.  The 2018 Convertible Senior Notes are convertible at the option of the holders (with the length of time the 2018 Convertible Senior Notes are convertible being dependent upon the conversion trigger) upon the occurrence of any of the following events:

•	At any time from December 15, 2017 until March 15, 2018;
•
If the closing sale price of the Company’s common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price of the 2018 Convertible Senior Notes in effect on the last trading day of the immediately preceding calendar quarter;

•
If the trading price of the 2018 Convertible Senior Notes for each trading day during any five consecutive business day period, as determined following a request of a holder of 2018 Convertible Senior Notes, was equal to or less than 97% of the “Conversion Value” of the Notes on such trading day; or

•	If the Company elects to make certain distributions to the holders of its common stock or engage in certain corporate transactions.

The Company incurred approximately $7.1 million of costs in connection with the issuance of the 2018 Convertible Senior Notes issuance, including $2.1 million which was allocated to the equity portion of the transaction.   The costs allocated to the debt portion of the transaction, net of amortization, are included in other assets on the accompanying balance sheets.

Revolving Credit Agreement

In 2011, the Company entered into two agreements each of which amended and restated its existing Revolving Credit Agreement and resulted in an increase to the maximum availability under the Revolver to $100.0 million (as amended and restated the Revolving Credit Agreement is referred to as the Revolver).  The following is a summary of the significant terms of the Revolver.

Maturity	June 30, 2015
Interest Rate	Company’s option of Base Rate (a) plus 2.25% or LIBOR plus 3.25% per annum.
Maximum Availability	Lesser of $100.0 million or the borrowing base(b)
Periodic Principal Payments	None

(a)	Base rate is the higher of (1) the Federal Fund Rate plus 0.5%, (2) the prime rate and (3) a three month LIBOR rate plus a percentage as defined in the agreement.
(b)
The Revolver’s borrowing base is based on the sum of 90% of the Company’s eligible accounts receivable plus 65% of the eligible inventory (not to exceed $40.0 million) less reserves from time to time set by the administrative agent.  The eligible accounts receivable and inventories are further adjusted as specified in the Revolver and the eligible inventory currently excludes certain inventories of our subsidiaries in West Virginia.  The Company’s borrowing base can also be increased by 95% of any cash collateral that the Company maintains in a cash collateral account.

The Revolver provides that the Company can use the Revolver availability to issue letters of credit. The Revolver provides for a 3.5% fee on any outstanding letters of credit issued under the Revolver and a 0.5% fee on the unused portion of the Revolver. The Revolver requires certain mandatory prepayments from certain asset sales, incurrence of indebtedness and excess cash flow. The Revolver includes financial covenants that require the Company to maintain a minimum Fixed Charge Coverage Ratio and limit capital expenditures, each as defined by the agreement. The minimum Fixed Charge Coverage Ratio is only applicable if the sum of the Company’s unrestricted cash plus the availability under the Revolver falls below $35.0 million and would remain in effect until the sum of the Company’s unrestricted cash plus the availability under the Revolver exceeds $35.0 million for 90 consecutive days. The limit on capital expenditures is only applicable if the Company’s unrestricted cash plus the availability under the Revolver falls below $50.0 million for a period of 5 consecutive days and would remain in effect until the Company’s unrestricted cash plus the availability under the Revolver exceeds $50.0 million for 90 consecutive days.

As of June 30, 2011, the Company had used $63.6 million of the $88.6 million then available under the Revolver to secure outstanding letters of credits.   As of June 30, 2011, the Company had $21.0 million of cash in a restricted cash collateral account to ensure that the Company has adequate capacity under the Revolver to support its outstanding letters of credit.

The Company incurred approximately $1.8 million of costs in connection with the amendments and restatements to the Revolver in 2011.   The costs, net of amortization, are included in other assets on the accompanying balance sheets.

Interest Expense and Other

During the three and six months ended June 30, 2011, the Company paid approximately $10.9 million of interest.  The Company paid $11.1 million of interest during the three and six months ended June 30, 2010.

The Company was in compliance with all of the financial covenants under its outstanding debt instruments as of June 30, 2011.

The proceeds from the equity offering (note 5), the issuance of the 2019 Senior Notes and the issuance of the 2018 Convertible Senior Notes were used to fund the IRP Acquisition (note 2), repay the outstanding 2012 Senior Notes, and the remainder is available for general working capital purposes.

(5)	Equity

Equity Issuance

In the first quarter of 2011, the Company received proceeds of approximately $170.5 million, net of offering costs, through the issuance of approximately 7.6 million shares of common stock.

Equity Based Compensation

The following table highlights the expense related to share-based payment for the periods ended June 30 (in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Restricted stock	$1,394	$1,376	$2,492	2,724
Stock options	76	74	156	146
Stock based compensation	$1,470	$1,450	$2,648	2,870

The following is a summary of activity related to restricted stock and stock option awards for the six months ended June 30, 2011:

	Restricted Stock		Stock Options
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Exercise
	Shares	at Issue	Shares	Price
December 31, 2010	842,886	$19.30	291,000	$16.42
Granted	229,636	22.31	20,000	22.31
Exercised/Vested	(174,496)	24.75	-	-
Canceled	-	-	-	-
June 30, 2011	898,026	19.01	311,000	16.80

(6)	Commitments and Contingencies

The Company has established irrevocable letters of credit totaling $63.6 million as of June 30, 2011 to guarantee performance under certain contractual arrangements.  The letters of credit have been issued under the Revolver (note 4).

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

(7)	Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the period and, when dilutive, potential common shares from the exercise of stock options and restricted common stock subject to continuing vesting requirements, pursuant to the treasury stock method.

The following table provides a reconciliation of the number of shares used to calculate basic and diluted earnings (loss) per share (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Basic earnings (loss) per common share:
Net income (loss)	$789	$19,850	$(6,815)	$43,095
Income allocated to participating securities	(21)	(632)	-	(1,249)
Net income (loss) available to common shareholders	$768	$19,218	$(6,815)	41,846

Weighted average number of common and common equivalent shares outstanding:
Basic number of common shares outstanding	34,630	26,862	30,931	26,845
Dilutive effect of unvested restricted stock (participating securities)	966	883	-	801
Dilutive effect of stock options	74	49	-	49
Diluted number of common shares and common equivalent shares outstanding	35,670	27,794	30,931	27,695

Basic earnings (loss) per common share	$0.02	$0.72	$(0.22)	$1.56

Diluted net income (loss) per common share:
Net income (loss)	$789	$19,850	$(6,815)	$43,095
Income (loss) allocated to participating securities	-	-	-	-
Net income (loss) available to potential common shareholders	$789	$19,850	$(6,815)	$43,095

Diluted earnings (loss) per common share	$0.02	$0.71	$(0.22)	$1.56

For periods in which there was a loss, the Company excludes from its diluted loss per common share calculation options to purchase shares and the unvested portion of time vested restricted shares, as inclusion of these securities would have reduced the net loss per common share.  The excluded instruments would have increased the diluted weighted average number of common and common equivalent shares outstanding by approximately 1.0 million for the six months ended June 30, 2011.  In addition, in periods of net losses, the Company has not allocated any portion of such losses to participating securities holders for its basic loss per common share calculation as such participating securities holders are not contractually obligated to fund such losses.

The Company’s 2015 and 2018 Convertible Senior Notes are convertible at the option of the holders upon the occurrence of certain events (note 4).  As of June 30, 2011, none of the convertible senior notes had reached the specified thresholds for conversion.

(8)	Pension Expense

The Company has in place a defined benefit pension plan under which all benefits were frozen in 2007.  The components of net periodic benefit cost are as follows (amounts in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Interest cost	$911	940	1,821	1,880
Expected return on plan assets	(1,070)	(922)	(2,139)	(1,844)
Recognized net actuarial loss	197	196	395	392
Net periodic cost	$38	214	77	428

(9)	Pneumoconiosis (Black Lung) Benefits

The components of net periodic benefit costs for black lung benefits are as follows (amounts in thousands):

	June 30,		June 30,
	2011	2010	2011	2010

Service Cost	$456	471	912	814
Interest cost	597	593	1,195	1,051
Amortization of actuarial losses	142	137	284	137
Net periodic benefit cost	$1,195	1,201	2,391	2,002

(10)	Financial Instruments

The estimated fair value of financial instruments has been determined by the Company using available market information. As of June 30, 2011 and December 31, 2010, except for long-term debt obligations, the carrying amounts of all financial instruments approximate their fair values due to their short maturities.

The carrying values and fair values of our long-term debt are as follows (in thousands)

	June 30, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
2019 Senior Notes	$275,000	$272,250	-	-
2012 Senior Notes	-	-	150,000	153,000
2015 Convertible Senior Notes, (excludes discount )	172,500	190,871	172,500	210,880
2018 Convertible Senior Notes, (excludes discount)	230,000	222,364	-	-

The fair value of our senior notes and convertible senior notes are based on available market data at the date presented.  The carrying value of the convertible senior notes reflected in long-term debt in the table above reflects the full face amount and have been adjusted in the Consolidated Balance Sheets for a discount related to the convertible feature (note 4).

(11)	Segment Information

The Company extracts, processes and markets steam and metallurgical coal from surface and deep mines for sale to electric utilities, steel and coke producers, and industrial customers. The Company has two segments based on the coal basins in which the Company operates. These basins are located in Central Appalachia (CAPP) and in the Midwest (Midwest). The Company’s CAPP operations, which include the assets acquired in the IRP Acquisition, are located in eastern Kentucky and southern West Virginia.  The Company’s Midwest operations are located in southern Indiana.  The Company manages its coal sales by coal basin, not by individual mine complex.  Mine operations are evaluated based on their per-ton operating costs. Operating segment results are shown below (in thousands).

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Total revenues
CAPP	$323,792	$153,560	$461,377	$309,124
Midwest	28,245	29,485	55,242	58,522
Corporate	-	-	-	-
Total	$352,037	$183,045	$516,619	$367,646

Depreciation, depletion and amortization
CAPP	$25,199	$13,467	$38,251	26,955
Midwest	2,998	2,727	5,967	5,582
Corporate	13	15	27	30
Total	$28,210	$16,209	$44,245	$32,567

Total operating income (loss)
CAPP	$27,082	$31,758	$38,725	$63,400
Midwest	467	1,619	(898)	4,656
Corporate	(10,355)	(5,102)	(19,647)	(10,174)
Total	$17,194	$28,275	$18,180	$57,882

Net earnings (loss) (1)
CAPP	$27,082	$31,758	$38,725	$63,400
Midwest	467	1,619	(898)	4,656
Corporate	(26,760)	(13,527)	(44,642)	(24,961)
Total	$789	$19,850	$(6,815)	$43,095

(1)  Income and expense items that are not included in operating income (loss) are not allocated to the segments.

	June 30,	December 31,
	2011	2010
Total Assets
CAPP	$1,251,589	$551,762
Midwest	117,231	114,939
Corporate	59,303	117,868
Total	$1,428,123	$784,569

Goodwill
CAPP	$-	-
Midwest	26,492	26,492
Corporate	-	-
Total	$26,492	26,492

(12)	Subsequent Events

Payment of the principal and interest on the newly-issued 7.875% Senior Notes due 2019 which have been registered under the Securities Act of 1933 will be guaranteed by each of the Company’s subsidiaries.  The Company has no independent assets or operations (as defined in Rule 3-10(h)(5) of Regulation S-X) aside from those of its subsidiaries. The guarantees will be full and unconditional and joint and several obligations (as such terms are defined in Rule 3-10(h)(5) of Regulation S-X) issued by all of the Company’s subsidiaries. Accordingly, pursuant to Rule 3-10(f) of Regulation S-X, the Company has not provided separate financial information with respect to the Company’s subsidiaries.

International Resource Partners LP
Condensed Consolidated Balance Sheets
(unaudited)

	March 31,	December 31,
	2011	2010
Assets	(unaudited)	(unaudited)
Current assets
Cash and cash equivalents	$21,535,506	$44,101,686
Trade accounts receivable	71,869,293	36,155,038
Inventories	27,825,877	19,687,647
Prepaid expenses and other current assets	4,852,043	3,111,324
Total current assets	126,082,719	103,055,695
Property, plant and equipment, net	128,182,394	129,401,243
Intangible assets	4,936,250	5,455,625
Goodwill	12,084,807	12,084,807
Other assets	6,778,103	6,266,278
Total assets	$278,064,273	$256,263,648

Liabilities and Partners' Capital
Current liabilities
Accounts payable	$49,661,701	$29,672,646
Due to affiliates	797,591	428,197
Current maturities of long-term debt	20,143,464	40,106,034
Current portion of reclamation and mine closing liability	11,451,225	11,451,225
Other current liabilities	10,659,199	7,509,218
Total current liabilities	92,713,180	89,167,320
Long-term debt, net of current maturities	607,958	783,773
Reclamation and mine closing liability	18,135,479	17,843,412
Total liabilities	111,456,617	107,794,505
Commitments and contingencies
Partners' capital	166,607,656	148,469,143
Total liabilities and partners' capital	$278,064,273	$256,263,648

See accompanying notes to condensed consolidated financial statements.

International Resource Partners LP
Condensed Consolidated Statements of Operations
(unaudited)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
	(unaudited)	(unaudited)
Revenues	$169,536,410	$112,726,872
Cost of sales (exclusive of depreciation and depletion)	132,176,591	88,123,408
Depreciation and depletion	8,221,169	7,605,657
Gross profit	29,138,650	16,997,807
Other operating expense
Selling, general, and administrative expenses	6,297,861	3,788,918
Amortization of intangible assets	519,375	519,375
Total other operating expense, net	6,817,236	4,308,293
Operating income	22,321,414	12,689,514
Nonoperating expense (income)
Interest expense	1,047,196	1,620,394
Interest income	(43,726)	(41,875)
Other income	(635,485)	(453,378)
Gain on bargain purchase of business	-	(6,081,414)
Total nonoperating (income) expense, net	367,985	(4,956,273)
Net Income	$21,953,429	$17,645,787

See accompanying notes to condensed consolidated financial statements.

International Resource Partners LP
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	$21,953,429	$17,645,787
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and depletion	8,221,169	7,605,657
Amortization of intangible assets	519,375	519,375
Unrealized gain on derivative instrument	(384,737)	(393,635)
Amortization of debt issuance costs	111,199	122,216
Accretion expense for reclamation and mine closing	553,344	172,256
Net stock-based compensation	63,046	220,000
Gain on bargain purchase of business	-	(6,081,414)
Losses (gains) on sales of property, plant and equipment	(9,267)	(204)
Changes in operating assets and liabilities
Trade accounts receivable	(35,714,255)	(39,673,176)
Inventories	(8,138,230)	8,373,564
Other assets	(2,524,342)	(1,517,797)
Accounts payable	19,989,055	20,634,240
Due to affiliates	429,312	(92,121)
Other liabilities	3,311,075	149,427
Net cash provided by operating activities	$8,380,173	$7,684,175
Cash flows from investing activities
Purchases of property, plant and equipment	(7,375,386)	(1,712,738)
Purchase of business, net of cash transferred	-	(22,651,071)
Proceeds from sales of property, plant and equipment	382,333	10,606
Net cash used in investing activities	(6,993,053)	(24,353,203)
Cash flows from financing activities
Principal payments on long-term borrowings and capital leases	(20,138,384)	(1,772,346)
Partner contributions	-	20,000,000
Distribution to partners	(3,814,916)	(2,140,000)
Net cash provided by (used in) financing activities	(23,953,300)	16,087,654
Decrease in cash and cash equivalents	(22,566,180)	(581,374)
Cash and cash equivalents
Beginning of period	44,101,686	25,224,074
End of period	$21,535,506	$24,642,700

See accompanying notes to condensed consolidated financial statements.

International Resource Partners LP

Notes to Condensed Consolidated Financial Statements
(Unaudited)

(1)	Summary of Significant Accounting Policies and Other Information

Description of Business and Principles of Consolidation

International Resource Partners LP (the “Partnership”) is a Delaware limited partnership. The Partnership was formed in March 2007 and commenced operations effective June 1, 2007. The Partnership is engaged in the coal industry, primarily in the extraction, processing and sale of coal mined in southern West Virginia. The Partnership sells both internally produced and purchased coal to a variety of commercial customers and utilities, both foreign and domestic. Additionally, the Partnership acts as a broker for the sale of third party produced coal directly to customers.

The interim condensed consolidated financial statements of the Company presented in this report are unaudited. All significant intercompany balances and transactions have been eliminated in consolidation. The results of operations for any interim period are not necessarily indicative of the results to be expected for the full year. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2010. The balances presented as of or for the year ended December 31, 2010 are derived from the Company’s audited consolidated financial statements.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in order to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The most significant estimates relate to the valuation of inventories, coal reserves, goodwill, intangible assets, derivative instruments, liabilities for asset retirement obligations and liabilities incurred but not reported for employee medical claims and the useful lives of intangible assets and property, plant and equipment.  In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring accruals, which are necessary to present fairly the consolidated financial position of the Company and the consolidated results of its operations and cash flows for all periods presented.

(2)	International Resource Partners Acquisition

On April 18, 2011, International Resource Partners LP was acquired for $516.0 million in an all-cash transaction (the IRP Acquisition).  The base purchase price of $475.0 million was increased by the cash acquired and any working capital (as defined in the agreement) that exceeded $18.5 million.  The IRP Acquisition will be treated as a purchase of assets for tax purposes.

(3)	Property, Plant & Equipment

Accumulated depreciation and depletion associated with property, plant & equipment was $84,952,475  and $78,718,784 as of March 31, 2011 and December 31, 2010, respectively.

(4)	Intangible assets

Intangible assets consisted of the following:

	March 31, 2011	December 31, 2010

Trade name	$6,700,000	$6,700,000
Customer relationships	6,200,000	6,200,000
	12,900,000	12,900,000
Less: Accumulated amortization	(7,963,750)	(7,444,375)
Intangible assets, net	$4,936,250	$5,455,625

(5)	Fair Value of Financial Instruments and Derivative Financial Instrument

Cash and Cash Equivalents and Long-Term Debt Due Within One Year
The carrying amounts approximate fair value due to the short maturity of the instruments.

Derivative Financial Instrument
As of March 31, 2011 and December 31, 2010 the Company had in place an interest rate swap.  The interest rate swap was valued by using Level 3 of the ASC 820 fair value hierarchy levels.

The following table includes a rollforward of the interest rate swap classified within Level 3.  The interest rate swap is classified as a current liability as of March 31, 2011 and December 31, 2010.

Balance at December 31, 2010	$704,529
Change in fair value of derivative instrument (gain)	(384,737)
Balance at March 31, 2011	$319,792

Unrealized gain or loss due to the changes in the fair value of the interest rate swap have been classified in the consolidated statements of operations as other income in the amounts of $384,737 and $393,635 for the three months ended March 31, 2011 and 2010, respectively.

Realized losses from the floating-to-fixed interest rate swap of $381,159 and $393,640, for the three months ended March 31, 2011 and 2010, respectively, were recorded as additional interest expense.

Long term debt
The fair value of long-term debt and capital leases approximated their fair value.  As of December 31, 2010 the fair value was estimated using discounted cash flow analyses based on the Partnership's current incremental borrowing rates for similar borrowing arrangements.   As of March 31, 2011, no changes have occurred to market conditions that would change the conclusions of fair value made at December 31, 2010.

Offer to Exchange Up to

$275,000,000 principal amount
of
Outstanding 7.875 % Senior Notes due 2019
for
Newly-Issued 7.875 % Senior Notes due 2019
which have been registered under the Securities Act of 1933

____________________________________

PROSPECTUS

____________________________________

Exchange Agent:

U.S. Bank National Association
Attention: Specialized Finance
60 Livingston Avenue
Mail Station – EP-MN-W52N
St. Paul, Minnesota 55107-2292
Telephone Number: (800) 934-6802
Facsimile Number: (651) 495-8158

______________________

September 9, 2011

____________________________________

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.